   As filed with the Securities and Exchange Commission on February 10, 1994

                                                  REGISTRATION NO. 33-_________
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         -----------------------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                       Under the Securities Act of 1933
                         -----------------------------
                          NORTHERN TRUST CORPORATION
            (Exact name of registrant as specified in its charter)

   DELAWARE                        6060                          36-2723087
 (State or other            (Primary Standard                (I.R.S. Employer
  jurisdiction                 Industrial                   Identification No.)
of incorporation              Classification
or organization)                Code Number)


                          FIFTY SOUTH LASALLE STREET
                            CHICAGO, ILLINOIS 60675
                                 (312) 630-6000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ----------------------------

                              PETER L. ROSSITER,
                           EXECUTIVE VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                          NORTHERN TRUST CORPORATION
                          FIFTY SOUTH LASALLE STREET
                            CHICAGO, ILLINOIS 60675
                                (312) 630-6000
      (Name, address, including zip code, and telephone number,including area code, of agent for service)

                                WITH COPIES TO:

      GARY L. MOWDER                                ALEXANDER W. PATTERSON
  SCHIFF HARDIN & WAITE                                 ALSTON & BIRD
    7200 SEARS TOWER                                 ONE ATLANTIC CENTER
 CHICAGO, ILLINOIS 60606                          1201 WEST PEACHTREE STREET
      (312) 258-5514                             ATLANTA, GEORGIA 30309-3424

                      ----------------------------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

 If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [__]

                        CALCULATION OF REGISTRATION FEE
===============================================================================

TITLE OF EACH CLASS                                        PROPOSED MAXIMUM     PROPOSED MAXIMUM               AMOUNT OF
OF SECURITIES TO BE                AMOUNT TO BE                OFFERING             AGGREGATE                 REGISTRATION
    REGISTERED                     REGISTERED(1)            PRICE PER SHARE     OFFERING PRICE(2)                 FEE
- ---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$1.66 2/3 per share
(including associated
Rights).................             681,818                      (2)                $5,917,981                $2,040.68
- ---------------------------------------------------------------------------------------------------------------------------------

(1) Represents the maximum number of shares to be issued pursuant to the Agreement and Plan of Reorganization, dated December 12, 1993 (the "Merger Agreement").

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) under the Securities Act of 1933 based on a book value of the Hazlehurst Common Stock of $58.19 per share as of December 31, 1993.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
===============================================================================

                           NORTHERN TRUST CORPORATION
                             CROSS REFERENCE SHEET

     Pursuant to Item 501 of Regulation S-K showing the location in the Proxy Statement-Prospectus of the responses to the Items of Part I of Form S-4.


            REGISTRATION STATEMENT                             PROXY STATEMENT-
               ITEM AND CAPTION                               PROSPECTUS CAPTION
            ----------------------                            ------------------
1.  Forepart of Registration Statement
     and Outside Front Cover Page of
     Prospectus...............................    Facing Page of Registration Statement;
                                                  Outside Front Cover Page of Proxy
                                                  Statement-Prospectus
2.  Inside Front and Outside Back Cover
     Pages of Prospectus......................    Available Information; Incorporation of
                                                  Certain Information by Reference; Table of
                                                  Contents
3.  Risk Factors, Ratio of Earnings to
     Fixed Charges and Other
     Information..............................    Summary
4.  Terms of the Transaction..................    Summary; The Merger
5.  Pro Forma Financial Information...........    *
6.  Material Contacts with the Company
     Being Acquired...........................    *
7.  Additional Information Required for
     Reoffering by Persons and Parties
     Deemed to Be Underwriters................    *
8.  Interests of Named Experts and
     Counsel..................................    Legal Opinion
9.  Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities..............................    *
10. Information With Respect to S-3
     Registrants..............................    Incorporation of Certain Information by
                                                  Reference; Summary; Recent Developments
11. Incorporation of Certain Information
     by Reference.............................    Incorporation of Certain Information by
                                                  Reference
12. Information With Respect to S-2 or
     S-3 Registrants..........................    *
13. Incorporation of Certain Information
     by Reference.............................    *

14. Information With Respect to
     Registrants Other than S-2 or S-3
     Registrants..............................    *


15. Information With Respect to S-3
     Companies................................    *

16. Information With Respect to S-2 or
     S-3 Companies............................    *

17. Information With Respect to
     Companies Other than S-2 or S-3
     Companies................................    Summary; Business of Hazlehurst; Index to
                                                  Financial Statements of Hazlehurst

18. Information if Proxies, Consents or
     Authorizations Are To Be Solicited.......    Summary; The Special Meeting; The
                                                  Merger--Interests of Certain Persons in the
                                                  Merger; --Employee Benefits; Appraisal
                                                  Rights of Holders of Hazlehurst Common
                                                  Stock
19. Information if Proxies, Consents or
     Authorizations Are Not To Be
     Solicited or in an Exchange Offer........    *
- -------------------------

*Item is omitted because answer is negative or item is inapplicable.

                          NOTICE OF SPECIAL MEETING OF
               THE STOCKHOLDERS OF HAZLEHURST & ASSOCIATES, INC.

                           TO BE HELD APRIL ___, 1994

To the Stockholders of Hazlehurst & Associates, Inc.:

     Notice is hereby given that a Special Meeting of Stockholders of Hazlehurst & Associates, Inc. ("Hazlehurst") will be held at 400 Perimeter Center Terrace, Suite 850, Atlanta, Georgia 30346 on ________, April ___, 1994, at 10:00 a.m.
local time, for the following purposes:

     1. To consider and vote upon a proposal to approve an Agreement and Plan of Reorganization by and among Northern Trust Corporation ("NTC"), Hazlehurst Merger Corporation, a wholly-owned subsidiary of NTC ("Acquisition"), and Hazlehurst & Associates, Inc. ("Hazlehurst"), and certain stockholders of Hazlehurst (the "Principal Stockholders"), and the related Agreement and Plan of Merger (collectively, the "Merger Agreement"), pursuant to which Acquisition will be merged with and into Hazlehurst (the "Merger") and Hazlehurst will become a wholly-owned subsidiary of NTC. Pursuant to the Merger, each issued and outstanding share of common stock of Hazlehurst ("Hazlehurst Common Stock") will be converted into (i) the right to receive that number of whole shares of common stock of NTC, par value $1.66 2/3 per share (the "NTC Common Stock") equal to the quotient obtained by dividing the total number of shares of NTC Common Stock issuable in the Merger, determined in accordance with the immediately succeeding sentence, by the total number of shares of Hazlehurst Common Stock outstanding as of the effective time of the Merger. The number of shares of NTC Common Stock to be issued in the Merger will be that number of whole shares of common stock of NTC as shall have a market value equal to $22,500,000 determined on the basis of the unweighted average of the last-sale price of the NTC Common Stock, as reported by the National Association of Securities Dealers Automated Quotation -- National Market System for the twenty trading days ending on the fifth day preceding the date on which the Certificate of Merger of Hazlehurst and Acquisition is filed with the Secretary of State of Delaware, but not more than 681,818 nor fewer than 468,750 (unless Hazlehurst shall so elect under the Merger Agreement) shares; and (ii) cash (without interest) in lieu of any fractional shares, all as more fully described in the accompanying Proxy Statement-Prospectus.

     2. To transact such other business as may properly come before the meeting and any adjournments or postponements thereof.

     Only stockholders of record of Hazlehurst Common Stock designated as Class A Common Stock at the close of business on March 15, 1994 are entitled to notice of and to vote at the meeting and any adjournments or postponements thereof.

     You are cordially invited to attend the Special Meeting. Whether or not you plan to attend, IF YOU ARE THE HOLDER OF SHARES OF CLASS A COMMON STOCK, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD TO ASSURE THAT YOUR SHARES WILL BE REPRESENTED AT THE SPECIAL MEETING. A PREPAID RETURN ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE YOUR SHARES IN PERSON WHETHER OR NOT YOU HAVE PREVIOUSLY SUBMITTED A PROXY.

                                      By order of the Board of Directors,


                                      -----------------------------------------
                                      Frederick W. Owens, Corporate Secretary
March ___, 1994

                         HAZLEHURST & ASSOCIATES, INC.

                                PROXY STATEMENT
                               __________________

                           NORTHERN TRUST CORPORATION

                                   PROSPECTUS
                               _________________

          Northern Trust Corporation, a Delaware corporation ("NTC"), has filed a Registration Statement on Form S-4 (together with all amendments and exhibits, the "Registration Statement") with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), covering common shares, par value $1.66 2/3 per share, and the associated Rights (as hereinafter defined) of NTC ("NTC Common Stock") to be issued in connection with the Agreement and Plan of Reorganization, dated December 12, 1993, by and among NTC, Hazlehurst Merger Corporation, a Delaware corporation and wholly-owned subsidiary of NTC ("Acquisition"), Hazlehurst & Associates, Inc., a Delaware corporation ("Hazlehurst") and certain stockholders of Hazlehurst (the "Principal Stockholders") and the related Agreement and Plan of Merger (collectively, the "Merger Agreement"). The Merger Agreement provides that, subject to the approval of the Merger Agreement by the holders of shares of Class A common stock of Hazlehurst at a special meeting of stockholders of Hazlehurst to be held April ___, 1994, including any adjournments or postponements thereof (the "Special Meeting"), and satisfaction of other conditions contained in the Merger Agreement, Acquisition will be merged into Hazlehurst and Hazlehurst will become a subsidiary of NTC (the "Merger"), and each issued and outstanding share of common stock of Hazlehurst ("Hazlehurst Common Stock"), other than shares held by persons who do not vote in favor of the Merger and who properly exercise their appraisal rights by following the procedures required under the Delaware General Corporation Law ("DGCL"), shall be converted into NTC Common Stock. This Proxy Statement-Prospectus also constitutes the Prospectus of NTC filed as part of such Registration Statement. See "Available Information." This Proxy Statement-Prospectus is first being mailed to stockholders of Hazlehurst on or about March ___, 1994.

          NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT-PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY NTC OR HAZLEHURST. THIS PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.
NEITHER THE DELIVERY OF THIS PROXY STATEMENT-PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF NTC OR HAZLEHURST SINCE THE DATE OF THIS PROXY STATEMENT-PROSPECTUS OR THAT INFORMATION IN THIS PROXY STATEMENT-PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THE DATES THEREOF.
                               __________________

THE SECURITIES TO WHICH THIS PROXY STATEMENT-PROSPECTUS RELATES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               __________________

        The date of this Proxy Statement-Prospectus is March ___, 1994.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
AVAILABLE INFORMATION....................................................     1

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE........................     1

SUMMARY..................................................................     2
     The Companies.......................................................     2
     The Special Meeting.................................................     3
     Voting Rights and Votes Required for Approval.......................     3
     The Merger..........................................................     3
     Recommendation of the Board of Directors of Hazlehurst..............     4
     Regulatory Matters..................................................     4
     Certain Federal Income Tax Consequences.............................     4
     Appraisal Rights....................................................     4
     Interests of Certain Persons........................................     5
     Market Prices and Dividends.........................................     5
     Selected Consolidated Financial Data of NTC.........................     6
     Selected Financial Data of Hazlehurst...............................     7
     Historical and Pro Forma Comparative Per Share Data.................     8

THE SPECIAL MEETING......................................................     9
     Introduction........................................................     9
     Purpose.............................................................     9
     Record Date.........................................................     9
     Votes Required......................................................     9
     Voting and Revocation of Proxies....................................    10
     Solicitation of Proxies.............................................    10
     Certain Beneficial Owners of Hazlehurst Common Stock................    10

THE MERGER...............................................................    11
     Background of the Merger............................................    12
     Reasons for the Merger..............................................    13
     Recommendation of the Board of Directors of Hazlehurst..............    16
     Terms of the Merger.................................................    16
     Effective Time of the Merger........................................    17
     Surrender of Hazlehurst Common Stock Certificates and Payment.......    17
     Conditions to the Merger............................................    18
     Regulatory Approvals................................................    19
     Conduct of Business Pending the Merger..............................    19
     Waiver and Amendment................................................    20
     Termination.........................................................    21
     Indemnification.....................................................    21
     Expenses............................................................    22
     Interests of Certain Persons in the Merger..........................    22
     Employee Benefits...................................................    23
     Accounting Treatment................................................    23
     Certain Federal Income Tax Consequences.............................    23
     Resales of NTC Common Stock Issued in the Merger....................    24
     NASDAQ Reporting of NTC Common Stock Issued in the Merger...........    26

APPRAISAL RIGHTS OF HOLDERS OF HAZLEHURST COMMON STOCK..................    26

COMPARISON OF STOCKHOLDER RIGHTS........................................    28
     Capital Stock......................................................    29
     Voting Rights of Capital Stock.....................................    29
     Amendment of Certificate of Incorporation and Bylaws...............    31
     Board of Directors.................................................    32
     Special Meetings of Stockholders...................................    32
     Business Combinations..............................................    33
     Preferred Stock Purchase Rights....................................    34
     Taxation...........................................................    37

BUSINESS OF HAZLEHURST..................................................    37
     General............................................................    37
     Company Business Strategy..........................................    37
     Market Environment.................................................    38
     Employees..........................................................    39
     Properties.........................................................    39
     Legal Proceedings..................................................    39

RECENT DEVELOPMENTS.....................................................    39
     Results of Operations of NTC for Year Ended December 31, 1993......    39
     Balance Sheet of NTC as of December 31, 1993.......................    40
     Results of Operations of NTC for Quarter Ended December 31, 1993...    41

LEGAL OPINIONS..........................................................    42

EXPERTS.................................................................    42

INDEX TO FINANCIAL STATEMENTS OF HAZLEHURST.............................   F-1

APPENDIX A:    Agreement and Plan of Reorganization

APPENDIX B:    Title 8, Chapter 1, Section 262 of the Delaware General
               Corporation Law Relating to Appraisal Rights of Dissenting
               Stockholders

                             AVAILABLE INFORMATION

          NTC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by NTC with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the Commission's Regional Offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. This Proxy Statement-Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

          The information in this Proxy Statement-Prospectus concerning NTC and its subsidiaries has been furnished by NTC and the information concerning Hazlehurst has been furnished by Hazlehurst. Hazlehurst is not subject to the informational requirements of the Exchange Act.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

          The following documents filed with the Commission by NTC are hereby incorporated by reference: (i) NTC's Annual Report on Form 10-K for the fiscal year ended December 31, 1992; (ii) NTC's Quarterly Reports on Form 10-Q, and any amendments thereto, for the quarterly periods ended March 31, 1993, June 30, 1993 and September 30, 1993; (iii) NTC's Current Report on Form 8-K dated April 16, 1993; (iv) the description of NTC's Common Stock contained in NTC's Registration Statement filed with the Commission pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description; and (v) the description of NTC's Preferred Stock Purchase Rights (the "Rights") contained in NTC's Registration Statement on Form 8-A, dated October 30, 1989.

          All documents filed by NTC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement-Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated herein by reference and to be a part hereof from the date of such filing. Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement-Prospectus to the extent that a statement contained in this Proxy Statement-Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this Proxy Statement-Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement-Prospectus.


          THIS PROXY STATEMENT-PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS, EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED HEREIN, ARE AVAILABLE, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST TO PETER L. ROSSITER, EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY, NORTHERN TRUST CORPORATION, FIFTY SOUTH LASALLE STREET, CHICAGO, ILLINOIS 60675, TELEPHONE NUMBER (312) 630-6000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY MARCH ___, 1994.

                                    SUMMARY

          The following is a brief summary of certain information contained elsewhere in this Proxy Statement-Prospectus. This summary does not contain a complete statement of such information or of all material features of the Merger and is qualified in its entirety by reference to, and should be read in conjunction with, the detailed information and financial statements included or incorporated by reference in this Proxy Statement-Prospectus. Certain capitalized terms used in this summary are defined elsewhere in this Proxy Statement-Prospectus.

THE COMPANIES

          NTC. NTC is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHCA"). NTC was organized in Delaware in 1971 and in that year became the owner of all the outstanding capital stock, except directors' qualifying shares, of The Northern Trust Company (the "Bank"), an Illinois banking corporation located in the Chicago financial district. NTC also owns three other banks in the Chicago metropolitan area, a bank in each of Florida, Arizona, Texas and California and various other non-banking subsidiaries, including a securities brokerage firm and a futures commission merchant. NTC expects that although the operations of other subsidiaries will be of increasing significance, the Bank will in the foreseeable future continue to be the major source of NTC's assets, revenues and net income.

          At September 30, 1993, NTC had consolidated total assets of approximately $16.7 billion and stockholders' equity of $1.1 billion. At June 30, 1993, NTC was the third largest bank holding company headquartered in Illinois and the fortieth (40th) largest in the United States, based on consolidated total assets of approximately $16.3 billion on that date. As of September 30, 1993, the aggregate market capitalization of NTC's Common Stock, based on the closing price of $41.50 on that date on the National Association of Securities Dealers Automated Quotation -- National Market System ("NASDAQ National Market System") was $2.2 billion. NTC's net income for the nine months ended September 30, 1993 was $124.6 million, up 12% from the same period in 1992.

          NTC's executive offices are located at Fifty South LaSalle Street, Chicago, Illinois 60675, and its telephone number is (312) 630-6000. For additional information regarding NTC, see "RECENT DEVELOPMENTS."

          HAZLEHURST. Hazlehurst is an employee benefits firm providing services designed exclusively for corporate retirement programs. Hazlehurst's services include benefit recordkeeping and administrative services, actuarial and consulting services, and software and systems products and services. Hazlehurst's corporate headquarters are located in Atlanta, Georgia, and it has an office in Seattle, Washington.

          For the year ended December 31, 1992, Hazlehurst reported net revenues of approximately $15.5 million and net income of approximately $1.6 million.
For the nine-month period ended September 30, 1993, Hazlehurst reported net revenues of approximately $11.3 million and net income of approximately $1.2 million.

          Hazlehurst commenced business in 1971 as a Georgia corporation. In 1976, the Georgia corporation was merged into a newly formed Delaware corporation, with the Delaware corporation surviving. Hazlehurst's corporate headquarters are located at 400 Perimeter Center Terrace, Suite 850, Atlanta, Georgia 30346, and its telephone number is (404) 395-9880. For additional information regarding Hazlehurst and its business, see "SUMMARY-- Selected Financial Data of Hazlehurst," "BUSINESS OF HAZLEHURST," and "INDEX TO FINANCIAL STATEMENTS OF HAZLEHURST."

THE SPECIAL MEETING

          The Hazlehurst Special Meeting will be held at 400 Perimeter Center Terrace, Suite 850, Atlanta, Georgia 30346 on ________, April ___, 1994, at 10:00 a.m., local time, for the purpose of considering and voting upon the Merger Agreement. Only holders of record of Hazlehurst Common Stock designated as Class A Common Stock ("Hazlehurst Voting Stock") at the close of business on March 15, 1994 (the "Record Date") are entitled to vote at the special meeting; however, all holders of record of Hazlehurst Common Stock, whether designated as Hazlehurst Voting Stock or Class B Common Stock ("Hazlehurst Nonvoting Stock") at the close of business on the Record Date are entitled to notice of the Special Meeting, and, if the Merger is consummated, will have appraisal rights. See "APPRAISAL RIGHTS OF HOLDERS OF HAZLEHURST COMMON STOCK." As of the Record Date, _______ shares of Hazlehurst Common Stock were issued and outstanding, of which 16,350 are designated as Hazlehurst Voting Stock, and _______ are designated as Hazlehurst Nonvoting Stock. See "THE SPECIAL MEETING."

VOTING RIGHTS AND VOTES REQUIRED FOR APPROVAL

          Under Delaware law, the Merger Agreement must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Hazlehurst Voting Stock. Each share of Hazlehurst Voting Stock is entitled to one vote on the Merger Agreement. Shares of Hazlehurst Nonvoting Stock have no voting rights. Approval of the Merger Agreement and the Merger by NTC's stockholders is not required under Delaware or other applicable law, or the rules of the National Association of Securities Dealers, Inc., which rules cover the NASDAQ National Market System on which sales prices of the NTC Common Stock are reported. As of the Record Date for the Special Meeting, Hazlehurst's directors and executive officers held approximately 80.4% of the outstanding Hazlehurst Voting Stock, and the directors, executive officers and affiliates of NTC held no shares of Hazlehurst Voting Stock. Pursuant to the Merger Agreement, the Principal Stockholders, who owned approximately 76.5% of the Hazlehurst Voting Stock as of the Record Date, have agreed to vote or direct the vote of all Hazlehurst Voting Stock over which they have control for approval of the Merger Agreement. Accordingly, approval of the Merger Agreement by the requisite majority vote is assured. See "THE SPECIAL MEETING."

THE MERGER

          The Merger Agreement provides for the merger of Acquisition with and into Hazlehurst, with Hazlehurst as the surviving corporation. Except as described under "THE MERGER--Terms of the Merger," upon consummation of the Merger, each outstanding share of Hazlehurst Common Stock will be converted into the right to receive that number of shares of NTC Common Stock equal to the quotient obtained by dividing the total number of shares of NTC Common Stock issuable in the Merger, determined in accordance with the immediately succeeding sentence, by the total number of shares of Hazlehurst Common Stock outstanding as of the effective time of the Merger. The number of shares of NTC Common Stock to be issued in the Merger will be that number of shares having a market value equal to $22,500,000 determined on the basis of the unweighted average of the last sale prices for the NTC Common Stock, as reported by NASDAQ National Market System for the twenty (20) trading days ending on the fifth trading day preceding the effective time of the Merger (the "Closing Date Value"), but not more than 681,818 nor fewer than 468,750 (unless Hazlehurst shall so elect as hereinafter described) shares. Each outstanding share of NTC's capital stock will remain outstanding. Holders of Hazlehurst Common Stock will receive cash (without interest) in lieu of fractional shares of NTC Common Stock. See "THE MERGER--Terms of the Merger."

RECOMMENDATION OF THE BOARD OF DIRECTORS OF HAZLEHURST

          The Board of Directors of Hazlehurst is unanimously of the view that the Merger is fair to and in the best interests of its stockholders and recommends a vote FOR the matters to be voted upon by such stockholders in connection with the Merger. See "THE MERGER--Reasons for the Merger; Recommendation of the Board of Directors of Hazlehurst."

REGULATORY MATTERS

          The Merger is subject to the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under Section 4(c)(8) of the BHCA. The Merger Agreement provides that the obligation of each of NTC and Hazlehurst to consummate the Merger is conditioned upon the approval of the Federal Reserve Board upon terms and subject to conditions that are satisfactory to NTC. NTC has filed an application with the Federal Reserve Board for prior approval of the Merger. There can be no assurance as to whether the Federal Reserve Board will approve or take other required action with respect to the Merger or as to the date of such approval or action. See "THE MERGER--Regulatory Approvals."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

          Alston & Bird, counsel for Hazlehurst, has delivered to Hazlehurst and the Principal Stockholders an opinion that, among other things, (i) no gain or loss will be recognized by a Hazlehurst stockholder who receives solely shares of NTC Common Stock pursuant to the Merger, (ii) the aggregate tax basis of the NTC stock received by a Hazlehurst stockholder will equal the aggregate tax basis of the Hazlehurst stock surrendered therefor by such stockholder and (iii) the holding period of the NTC stock received generally will include the holding period of the Hazlehurst stock surrendered. For a more complete description of the federal income tax consequences of the Merger, see "THE MERGER--Certain Federal Income Tax Consequences." Due to the individual nature of the tax consequences of the Merger, it is recommended that each Hazlehurst stockholder consult his or her own tax advisor concerning the tax consequences of the Merger.

APPRAISAL RIGHTS

          If the Merger is consummated, holders of Hazlehurst Common Stock will have appraisal rights, provided that such stockholders comply with certain statutory procedures. Failure to take any step in connection with the exercise of such appraisal rights in a timely manner may result in the loss or waiver of those rights. Under the terms of the Merger Agreement, NTC and Acquisition are not obligated to consummate the Merger if the holders of more than 10% of the shares of Hazlehurst Common Stock seek to exercise appraisal rights. See "THE MERGER--Conditions to the Merger" and "APPRAISAL RIGHTS OF HOLDERS OF HAZLEHURST COMMON STOCK."

INTERESTS OF CERTAIN PERSONS

          NTC has agreed that, as of the Effective Time, it will, together with Hazlehurst, enter into an employment agreement with each of Messrs. James G. Pope, R. David Parsons, David M. Gladstone, T. Ray McKinney and Barry J. Young and Ms. Cynthia Jeness. The employment agreements provide for a five year term unless otherwise terminated as hereinafter described. See "THE MERGER-- Interests of Certain Persons in the Merger."

MARKET PRICES AND DIVIDENDS

          NTC Common Stock is traded in the over-the-counter market under the symbol "NTRS." The following table sets forth the high and low closing sales prices per share of NTC Common Stock as reported on the NASDAQ National Market System for the periods indicated. The table also sets forth the per share dividend declared for each quarter presented. All data in the table have been adjusted to reflect the three-for-two stock split distributed to NTC stockholders on December 9, 1992.

                                                              DIVIDENDS
                                               HIGH    LOW    DECLARED
                                              ------  ------  ---------
1991
  First Quarter.............................  $25.00  $18.25     .140
  Second Quarter............................   26.33   24.17     .140
  Third Quarter.............................   32.83   26.33     .140
  Fourth Quarter............................   34.33   30.17     .160
1992
  First Quarter.............................   35.67   32.83     .160
  Second Quarter............................   40.00   34.00     .160
  Third Quarter.............................   40.00   37.67     .160
  Fourth Quarter............................   43.00   37.17     .185
1993
  First Quarter.............................   49.62   40.50     .185
  Second Quarter............................   50.50   40.00     .185
  Third Quarter.............................   44.25   39.50     .185
  Fourth Quarter............................   43.25   37.25     .220
1994
  First Quarter (through February 7, 1994)..   43.00   39.75      -0-

          On December 10, 1993, the last full trading day prior to issuance of a press release announcing that NTC and Hazlehurst had entered into the Merger Agreement, the last reported sale price per share of NTC Common Stock was $41.25. On March ___, 1994, the last full trading day for which information was available prior to the mailing of this Proxy Statement-Prospectus, the last reported sale price per share reported for NTC Common Stock was $______.

          STOCKHOLDERS ARE ADVISED TO OBTAIN CURRENT MARKET QUOTATIONS FOR NTC COMMON STOCK. NO ASSURANCE CAN BE GIVEN AS TO THE MARKET PRICE OF NTC COMMON STOCK AT OR AFTER THE EFFECTIVE TIME OF THE MERGER.

SELECTED CONSOLIDATED FINANCIAL DATA OF NTC

          The following table sets forth, on an historical basis, certain selected consolidated financial data for NTC. This summary has been derived from, and should be read in conjunction with, the consolidated financial statements of NTC and the related notes thereto incorporated herein by reference. The results for the nine months ended September 30, 1992 and September 30, 1993 are unaudited but, in the opinion of the management of NTC, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results of operations for such periods have been included. Results for the nine months ended September 30, 1992 and September 30, 1993, respectively, are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole.

                                                                                              Nine Months Ended
                                                                Year Ended December 31,         September 30,
                                      -----------------------------------------------------  --------------------
                                         1992       1991      1990       1989       1988       1993       1992
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     (Dollars in millions, except per share data)
Net Interest Income                   $   311.2  $   281.9  $   249.3  $   237.4  $   232.3  $   245.3  $   230.5
Provision for Credit Losses                29.5       31.0       14.0       16.0       20.0       17.0       23.0
Noninterest Income
   Trust Fees                             368.4      303.1      270.7      237.2      206.8      300.1      273.1
   Other                                  141.0      109.7       98.6       94.9      101.6      111.6      102.9
Noninterest Expenses                      584.6      500.1      464.9      428.6      389.3      466.6      430.6
Provision (Benefit) for Income Taxes       57.0       36.2       24.3       11.7       22.1       48.8       41.9
Net Income (Loss)                         149.5      127.4      115.4      113.2      109.3      124.6      111.0
Net Income (Loss) Applicable to           142.7      121.4      109.2      105.8      102.1      119.9      105.9
    Common Stock
Per Common Share
   Net Income (Loss) - Primary             2.64       2.29       2.06       2.08       2.21       2.20       1.96
                     - Fully Diluted       2.64       2.27       2.05       2.01       2.13       2.19       1.96
   Dividends Declared                  0.66 1/2       0.58       0.52   0.43 2/3   0.35 1/3   0.55 1/2       0.48
Average Total Assets                   13,418.0   12,182.5   11,682.1   10,521.9    9,133.0   15,614.7   13,211.1
Notes Payable at Year-End or
    Nine-Months Ended                     545.2      266.1      171.6      240.8      175.0      997.0      363.2

Note: Per common share data reflect the three-for-two stock split in December 1992.

SELECTED FINANCIAL DATA OF HAZLEHURST

       The following table sets forth, on a historical basis, certain selected financial data for Hazlehurst. This summary has been derived from, and should be read in conjunction with, the unaudited financial statements of Hazlehurst and the related notes thereto included elsewhere in this Proxy Statement-Prospectus. The results for the nine months ended September 30, 1992 and September 30, 1993 are also unaudited but, in the opinion of management of Hazlehurst, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of results of operations for such periods, have been included. Results for the nine months ended September 30, 1992 and September 30, 1993, respectively, are not necessarily indicative of the results which may be expected for any other interim period or for the year as a whole. See "INDEX TO FINANCIAL STATEMENTS OF HAZLEHURST."

                                                                            Nine Months Ended
                                        Year Ended December 31,               September 30,
                               --------------------------------------------- ----------------
                                1992     1991     1990     1989     1988      1993     1992
                               -------  -------  -------  -------  -------  --------  -------
                                       (Dollars in thousands, except per share data)
Total Revenues                 $15,473  $15,839  $13,779  $12,821  $10,812   $11,315  $11,851
Operating Expenses              13,875   13,883   11,563   10,238    8,824    10,109   10,738
Income Before Income Taxes       1,598    1,956    2,216    2,583    1,988     1,206    1,113
Income Taxes                        --       --       --       --       39        --       --
Net Income                       1,598    1,956    2,216    2,583    1,949     1,206    1,113
Total Assets                     9,367   10,158    8,999    8,868    6,710     9,446    9,437
Net Income Per Common Share      15.67    19.22    22.25    26.58    21.12     11.86    10.87
Dividends Declared Per           15.58    15.33    16.78    15.77     9.91      5.07     6.86
 Common Share

HISTORICAL AND PRO FORMA COMPARATIVE PER SHARE DATA

       The following summary presents selected comparative per share data for NTC Common Stock and Hazlehurst Common Stock on an historical basis, unaudited per share data for NTC on a pro forma basis, assuming the Merger had been effective during the nine months ended September 30, 1993 and the three-year period ended December 31, 1992, and unaudited per share data for Hazlehurst on an equivalent pro forma share basis, assuming the Merger had been effective during the nine months ended September 30, 1993 and the three-year period ended December 31, 1992. The data presented should be read in conjunction with the historical consolidated financial statements of NTC and the related notes thereto incorporated by reference herein and the unaudited financial statements and the related notes thereto of Hazlehurst included elsewhere in this Proxy Statement-Prospectus. See "INDEX TO FINANCIAL STATEMENTS OF HAZLEHURST."

                                              HISTORICAL                              PRO FORMA/1/
                               -----------------------------------------  ----------------------------------
                                      Year Ended                              Year Ended
                                     December 31,          Nine Months       December 31,          Nine Months
                               -------------------------      Ended       -------------------         Ended
NTC                              1992      1991    1990   Sept. 30, 1993   1992    1991    1990   Sept. 30, 1993
- ---                            ---------  ------  ------  --------------  ------  ------  ------  --------------
Book value per share.........  $   15.91  $13.54  $11.56    $   17.81     $15.86   ---      ---      $17.75
Cash dividends declared per
 common share................  $0.66 1/2  $ 0.58  $ 0.52    $0.55 1/2     $ 0.69  $ 0.60  $ 0.55     $ 0.56
Income (Loss) per common
 share - Fully diluted.......  $    2.64  $ 2.27  $ 2.05    $    2.19     $ 2.64  $ 2.29  $ 2.07     $ 2.19

                                               HISTORICAL                            EQUIVALENT/2/
                               -----------------------------------------  ---------------------------------
                                      Year Ended                                Year Ended
                                     December 31,          Nine Months         December 31,       Nine Months
                               -------------------------      Ended       ---------------------       Ended
HAZLEHURST                        1992     1991    1990   Sept. 30, 1993   1992    1991    1990  Sept. 30, 1993
- ----------                     ---------  ------  ------  --------------  ------  ------  -----  --------------
Book value per share.........    $61.47   $61.28  $57.83      $67.74      $87.06    ---     ---      $97.43

Cash dividends declared per
 common share................    $15.58   $15.33  $16.78      $ 5.07      $ 3.78  $ 3.32  $ 2.99     $ 3.07


Income (Loss) per common
 share.......................    $15.67   $19.22  $22.25      $11.86      $14.48  $12.55  $11.39     $12.01

- ----------
/1/ Pro forma calculations were prepared as of February 7, 1994. For purposes of these calculations, the number of shares of NTC common stock to be issued in the Merger having a market value equal to $22,500,000 was determined based on the unweighted average of the last sales prices for the NTC common stock as reported by NASDAQ National Market System for the twenty trading days ending on the fifth trading day preceding February 7, 1994. Based on these assumptions, the estimated number of shares of NTC common stock to be issued is 558,226, with an exchange ratio of 5.4889 NTC common shares for each Hazlehurst share.

/2/ Equivalent pro forma per share amounts were calculated by multiplying the proforma income (loss) per share before non-recurring charges or credits directly attributable to the transaction, the pro forma book value per share, and the pro forma cash dividends declared per share of NTC by the exchange ratio so that the per share amounts are equated to the respective values for one share of Hazlehurst.

                              THE SPECIAL MEETING

INTRODUCTION

        This Proxy Statement-Prospectus is being furnished to the stockholders of Hazlehurst in connection with the solicitation of proxies by the Board of Directors of Hazlehurst for use at the Special Meeting. The Special Meeting will be held at 400 Perimeter Center Terrace, Suite 850, Atlanta, Georgia 30346 on [day of week], April ___, 1994, at 10:00 a.m., local time. This Proxy Statement-Prospectus is first being mailed to stockholders of Hazlehurst on or about March ___, 1994.

PURPOSE

        The Special Meeting will be held for the purpose of considering and voting upon the Merger Agreement and to transact any and all other business that may properly come before the meeting or any adjournments or postponements thereof.

RECORD DATE

        Only holders of record of Hazlehurst Voting Stock at the close of business on the Record Date are entitled to vote at the Special Meeting. However, holders of record of both Hazlehurst Voting Stock and Hazlehurst Nonvoting Stock as of the Record Date are entitled to notice of the Special Meeting, and, if the Merger is consummated, will have the right either to receive the Merger Price (as hereinafter defined), which will be the same for the Hazlehurst Voting Stock and the Hazlehurst Nonvoting Stock, or to seek an appraisal of their shares. See "THE MERGER--Terms of the Merger" and "APPRAISAL RIGHTS OF HOLDERS OF HAZLEHURST COMMON STOCK."

VOTES REQUIRED

        As of the Record Date, ______ shares of Hazlehurst Common Stock were issued and outstanding, of which 16,350 are designated as Hazlehurst Voting Stock and ________ are designated as Hazlehurst Nonvoting Stock. Each holder of record of shares of Hazlehurst Voting Stock is entitled to cast, for each share registered in his or her name, one vote on the Merger Agreement and on each other matter presented to a vote of the stockholders at the Special Meeting. Holders of record of shares of Hazlehurst Nonvoting Stock are not entitled to vote on the Merger Agreement.

        The affirmative vote of the holders of a majority of the outstanding Hazlehurst Voting Stock is required to approve the Merger Agreement. As of the Record Date, directors and executive officers of Hazlehurst were the owners of 13,150 shares of Hazlehurst Voting Stock (approximately 80.4% of the outstanding Hazlehurst Voting Stock). Pursuant to the Merger Agreement, the Principal Stockholders have agreed to vote or direct the vote of all Hazlehurst Voting Stock over which they have control for approval of the Merger Agreement. As of the Record Date, the Principal Stockholders were the owners of 12,500 shares of Hazlehurst Voting Stock (approximately 76.5%). Accordingly, approval of the Merger Agreement by the requisite majority vote is assured.

        Approval of the Merger Agreement by the stockholders of NTC is not required under Delaware or other applicable law or under the rules of the National Association of Securities Dealers, Inc., which rules govern the NASDAQ National Market System on which the sales prices for NTC Common Stock are reported.

VOTING AND REVOCATION OF PROXIES

        Shares of Hazlehurst Voting Stock represented by a proxy properly signed and received at or prior to the Special Meeting, unless subsequently revoked, will be voted in accordance with the instructions thereon. IF A PROXY IS SIGNED AND RETURNED WITHOUT ANY VOTING INSTRUCTIONS, SHARES OF HAZLEHURST VOTING STOCK REPRESENTED BY THE PROXY WILL BE VOTED FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the proxy is voted by the filing of an instrument revoking it or of a duly executed proxy bearing a later date with the Secretary of Hazlehurst, prior to or at the Special Meeting, or by voting in person at the Special Meeting. All written notices of revocation and other communications with respect to the revocation of Hazlehurst proxies should be addressed to: Hazlehurst & Associates, Inc., 400 Perimeter Center Terrace, Suite 850, Atlanta, Georgia 30346, Attention: Frederick W. Owens, Corporate Secretary. Attendance at a Special Meeting will not, in and of itself, constitute a revocation of a proxy.

        The Board of Directors of Hazlehurst is not aware of any business to be acted upon at the Special Meeting other than as described herein. If, however, other matters are properly brought before the Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have discretion to vote or act on such matters according to their best judgment.

SOLICITATION OF PROXIES

        All expenses of solicitation of Hazlehurst stockholders in connection with the Special Meeting will be borne by Hazlehurst. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of Hazlehurst in person or by telephone, telegram or by other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for out-of-pocket expenses in connection with such solicitation.

CERTAIN BENEFICIAL OWNERS OF HAZLEHURST COMMON STOCK

        As of the date of this Proxy Statement-Prospectus, the following persons are known by Hazlehurst to be the beneficial owners of more than 5% of the outstanding shares of Hazlehurst Voting Stock. The number of shares set forth opposite each person's name is owned by such person in his or her individual capacity, and no other person or entity has any rights to beneficial ownership of the shares.

                                   NUMBER OF SHARES OF
 NAME AND ADDRESS                HAZLEHURST VOTING STOCK              PERCENT
OF BENEFICIAL OWNER                BENEFICIALLY OWNED                 OF CLASS
- -------------------              -----------------------              --------
R. David Parsons                           5,000                        30.6%
3588 Tuckers Farm
Marietta, Georgia 30067

James G. Pope                              5,000                        30.6%
11275 Bowen Road
Roswell, Georgia  30075

David M. Gladstone                         2,500                        15.3%
19119 North Creek Parkway,
  Suite 200
Seattle, Washington  98011

Cynthia Jeness                             2,500                        15.3%
329 Robin Hood Road
Atlanta, Georgia  30309

          As of the date of this Proxy Statement-Prospectus, the directors and executive officers of Hazlehurst named below and all directors and executive officers of Hazlehurst as a group beneficially own the following number of shares of Hazlehurst Voting Stock. The number of shares set forth opposite each person's name is owned by such person in his or her individual capacity, and no other person or entity has any rights to beneficial ownership of the shares.


                                           NUMBER OF SHARES          PERCENT
DIRECTORS AND EXECUTIVE OFFICERS          BENEFICIALLY OWNED        OF CLASS
- ----------------------------------        ------------------        ---------
R. David Parsons                                 5,000                30.6%
James G. Pope                                    5,000                30.6%
David M. Gladstone                               2,500                15.3%
T. Ray McKinney                                    650                 4.0%

All Directors and Executive
  Officers as a Group                           13,150                80.4%


                                   THE MERGER

          This section of the Proxy Statement-Prospectus describes certain aspects of the proposed Merger. To the extent that the following description relates to the Merger Agreement, it does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Appendix A to this Proxy Statement-Prospectus and is incorporated herein by reference. ALL STOCKHOLDERS ARE URGED TO READ THE MERGER AGREEMENT IN ITS ENTIRETY.

BACKGROUND OF THE MERGER

          In May 1993, NTC and Hazlehurst began discussions regarding the possibility of NTC purchasing from Hazlehurst certain capabilities to enable NTC to provide recordkeeping services to its clients. These capabilities, referred to by Hazlehurst as "Facilities Management," included systems, associated maintenance, processes, procedures, training, and assistance from Hazlehurst as needed to actually perform the recordkeeping services. Several representatives from NTC visited Hazlehurst's offices in Atlanta, Georgia in May 1993, but no agreement on this proposal was ever reached.

          On September 8, 1993, Connie Magnuson, a Senior Vice President of the Bank, telephoned James G. Pope, President and a Director of Hazlehurst, to advise him that NTC had made several strategy decisions regarding NTC's business directions, and she requested that several representatives of NTC be permitted to visit Hazlehurst's office in Atlanta. On September 10, 1993, Ms. Magnuson along with Dennis Sain, a Vice President of the Bank, and Jeffrey H. Wessel, an Executive Vice President of the Bank, met with Mr. Pope and expressed NTC's interest in acquiring Hazlehurst. Mr. Pope indicated that he would like to know more about NTC's plans and, on September 17, 1993, Mr. Wessel sent to Mr. Pope by telecopy a statement of NTC's proposal for integrating Hazlehurst as a part of NTC, focusing on the combined capabilities of the two companies.

          At an informal meeting of Hazlehurst's Board of Directors on September 23, 1993, Mr. Pope informed the other Directors of NTC's initiation of discussions regarding its possible acquisition of Hazlehurst. The Directors unanimously agreed that Hazlehurst should continue to hold discussions with NTC management about the proposal and that Mr. Pope should act as the company's representative in these discussions.

          On October 8, 1993, Mr. Sain and Ms. Magnuson met in Atlanta with Mr. Pope and R. David Parsons, Chairman of the Board of Hazlehurst, to discuss general information regarding Hazlehurst's capabilities, structure, personnel and employee benefits, as well as information regarding the management and financial condition of NTC. On October 10, 1993, Mr. Pope met with Mr. Wessel in Chicago to continue the discussions, and on October 20, 1993, Messrs. Pope and Parsons met in Chicago with each of NTC's Chairman of the Board and Senior Executive Vice Presidents for the purpose of discussing NTC's management objectives.

          On November 5, 1993, a meeting was held in Atlanta between Mr. Wessel of NTC, and Mr. Pope of Hazlehurst, during which the possible price and structure of the acquisition were discussed for the first time. NTC proposed that the transaction be structured as a taxable acquisition of substantially all of the assets of Hazlehurst. On November 9, 1993 Messrs. William N. Setterstrom and Martin J. Joyce, each a Senior Vice President of the Bank, met in Atlanta with Mr. Parsons to review and compare the employee benefit programs and practices of Hazlehurst and NTC. On November 11, 1993, the Hazlehurst Board of Directors met again on an informal basis, and the Directors reviewed the status of the discussions with NTC and determined that discussions should continue.

          On November 16, 1993, a dinner meeting was held in Atlanta for the purpose of introducing and allowing an exchange of information among certain key officers and employees of Hazlehurst and Mr. Wessel of the Bank. Present at this meeting were Messrs. Pope and Parsons, and David M. Gladstone and T. Ray McKinney, each an Executive Vice President and Director of Hazlehurst, and Barry J. Young of Hazlehurst.

          On November 18, 1993, Mr. Pope met in Miami, Florida with the President and the Chief Financial Officer of NTC's Florida subsidiary bank, and on November 23, 1993, Mr. Pope talked at length by telephone with the President of NTC's Texas subsidiary bank. Both of these communications were for the purpose of permitting Mr. Pope to gather information about NTC's relationships with its subsidiaries and field operations.

          Following a meeting of NTC's Board of Directors, on November 23, 1993 Mr. Pope met in Chicago with Messrs. Wessel and Setterstrom. At this meeting, the representatives of NTC and Hazlehurst discussed changes that the NTC Board desired in the preliminary structure of the proposed transaction. Among these changes, NTC suggested that the transaction be structured as a nontaxable merger accounted for as a pooling-of-interests.

          On December 1, 1993, Messrs. Pope and Wessel met in Atlanta, at which time Mr. Pope responded favorably on behalf of Hazlehurst to certain aspects of NTC's revised proposal, including structuring the transaction as a merger and treating it as a pooling-of-interests, and Mr. Pope suggested alternative terms regarding certain other aspects. NTC generally accepted the alternative terms, and the results of this meeting formed the basis for the final period of negotiations.

          From December 1 through December 12, 1993, the respective legal counsel for NTC and Hazlehurst continued negotiations with respect to the proposed Merger Agreement and related documents. The Hazlehurst Board of Directors met in Atlanta on December 12, 1993 and approved the Merger and the Merger Agreement. The Merger Agreement was executed that same day. A public announcement of the execution and delivery of the Merger Agreement was made on December 13, 1993.

REASONS FOR THE MERGER

          Hazlehurst. The Hazlehurst Board of Directors, after consideration of relevant business, financial, legal and market factors, including the compatibility of the operations and management of Hazlehurst and NTC, and the financial condition, results of operations and future prospects of Hazlehurst and NTC, has concluded that the Merger is in the best interests of Hazlehurst and its stockholders. The factors considered included the following:

          1. The financial terms of the Merger. In this regard, the Board was of the view that the purchase price represents a fair price, taking into account Hazlehurst's annual net income, substantial retained earnings and its expectations for future growth of revenues and profits. The Board considered Hazlehurst's value and projected value, prospects and risks in operating as an independent entity in comparison to increased value and enhanced prospects in operating on a combined basis with NTC.

          2. The non-financial terms and structure of the Merger, in particular that the Merger is anticipated to be tax-free to Hazlehurst stockholders. See "Certain Federal Income Tax Consequences."

          3. A comparison of Hazlehurst's continuing prospects in operating as an independent entity as opposed to combining with NTC. The Board in particular concluded that:

               a. The combination of Hazlehurst and NTC capabilities would enhance Hazlehurst's ability to compete in the rapidly changing, exceedingly competitive market for recordkeeping services.

               b. Access to NTC's client base would provide a significant opportunity to add clients for both recordkeeping and actuarial services.

               c. The potential of amortizing Hazlehurst's cost of product development over the broader client base represented by NTC would allow Hazlehurst to maintain competitive pricing while continuing to offer state-of-the-art services.

               d. Access to NTC's staff, technology and capital would also enhance Hazlehurst's ability to build capacity to meet the growing needs of current and future clients.

          4. Certain financial and other information concerning NTC. Such information included, among other things, information with respect to the business, operations, condition, and future prospects of NTC.

          5. The fact that the combination of Hazlehurst and NTC services, including:

               a. Trust and custodial services
               b. Asset management capabilities
               c. Investment consulting services
               d. Personal trust and private banking services
               e. Pension plan recordkeeping and administration services
               f. Retirement and actuarial consulting services
               g. Process engineering capacity
               h. System development capacity

               will provide a competitive advantage in the retirement services industry.

          6.   Various other factors, including among them:

               a. A significant degree of compatibility of Hazlehurst and NTC in several areas, including business strategy, view of the future direction of the retirement plan services market, quality programs, and types of clients serviced.

               b. The fact that Hazlehurst, as a wholly owned subsidiary of NTC, will be able to maintain the independence and culture that has facilitated its past growth and success.

               c. Significant and expanded career opportunities for Hazlehurst's professional staff and employees generated by anticipated growth.

          The Hazlehurst Board believes that all of the above-noted factors will allow the combined group to assemble a retirement plan servicing capability, and a sales and support process, that will allow it to better compete for, and retain, retirement services business and to rapidly adapt to changes in the retirement services industry.

          The Board of Directors of Hazlehurst did not identify any material factors that did not support its recommendation in favor of the Merger. Due to the wide variety of factors considered in connection with its evaluation of the Merger, the Hazlehurst Board did not quantify or otherwise attempt to assign relative weights or rankings to the specific factors considered in reaching its determination.

          The Merger was specifically negotiated to bring together Hazlehurst's recordkeeping and consulting services with NTC's trust and investment management services. Therefore, during the course of the Hazlehurst Board's consideration and approval of the Merger, no other companies were considered or approached by the Hazlehurst Board regarding a Merger with, or acquisition of, Hazlehurst.

          The Board of Directors of Hazlehurst has not sought or obtained an opinion of an independent investment banking firm as to the fairness to the Hazlehurst stockholders, from a financial point of view, of the purchase price or any other aspect of the Merger. However, the Board of Directors of Hazlehurst has reviewed the terms of the Merger, and discussed the same with its accounting firm and legal counsel, and believes that such terms are fair to the stockholders of Hazlehurst, and that consummation of the Merger is in the best interests of Hazlehurst and its stockholders. Each stockholder is advised to consider carefully the impact of the failure to have any independent inquiry as to the fairness of the Merger and, accordingly, is advised to consult his or her investment or tax advisor when considering the Merger.

          NTC. The retirement services industry is presently undergoing a major change, with an increasing shift in focus from defined benefit plans to defined contribution plans. As a result, in addition to providing such long-standing services to the defined contribution plan market as investment management, custody and trusteeship, NTC believes that in order to remain competitive in the retirement services market it must be able to offer such additional services as participant recordkeeping, voice response technology, participant servicing, plan design, participant education and communication. Hazlehurst has developed a variety of technologically advanced administrative products to better serve the employer and participants in its plans, including voice response technology for participant asset allocations and daily valuation of account balances. See "BUSINESS OF HAZLEHURST."

          NTC believes that the proposed acquisition of Hazlehurst will enable it to be competitive in serving the retirement market as it changes. By combining NTC's capabilities with the additional retirement services that Hazlehurst provides, NTC believes that it can better service its existing clients and compete more effectively for new clients in the retirement services industry. The proposed Merger with Hazlehurst is intended to facilitate this goal.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF HAZLEHURST

          THE BOARD OF DIRECTORS OF HAZLEHURST UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

TERMS OF THE MERGER

          At the Effective Time (as defined below), Acquisition will be merged with and into Hazlehurst, and Hazlehurst shall be the surviving corporation and a wholly owned subsidiary of NTC. The Restated Certificate of Incorporation of Hazlehurst, as in effect immediately prior to the Effective Time, shall continue in effect as the Restated Certificate of Incorporation of the surviving corporation until amended or repealed in accordance with applicable law. The bylaws of Acquisition, as in effect immediately prior to the Effective Time, will continue in effect as the bylaws of the surviving corporation until amended or repealed in accordance with applicable law.

          Each share of Hazlehurst Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive that number of whole shares of NTC Common Stock equal to the quotient obtained by dividing the total number of shares of NTC Common Stock issuable in the Merger, determined in accordance with the immediately succeeding sentence, by the total number of shares of Hazlehurst Common Stock outstanding as of the Effective Time (the "Merger Price"). The number of shares of NTC Common Stock to be issued in the Merger will be that number of shares having a market value equal to $22,500,000, determined by using the Closing Date Value, but not more than 681,818 nor fewer than 468,750 (unless Hazlehurst shall so elect as hereinafter described) shares of NTC Common Stock (before giving effect to the payment of cash in lieu of fractional shares or to any reduction in the number of shares issuable in the Merger as a result of the exercise of appraisal rights by dissenting stockholders of Hazlehurst). In the event the Closing Date Value of NTC Common Stock shall be less than $33 per share, Hazlehurst may terminate the Merger Agreement and, in the event the Closing Date Value of NTC Common Stock is greater than $48 per share, NTC may, subject to the Company Option (as hereinafter defined), terminate the Merger Agreement. See "Termination." Pursuant to the Merger Agreement, in the event the Closing Date Value shall be less than $33 per share, Hazlehurst may, notwithstanding its right to terminate the Merger Agreement as described above, elect for its stockholders to receive in the aggregate 681,818 shares (i.e., such number of shares of NTC Common Stock that shall have a market value equal to $22,500,000, derived by using a valuation of NTC Common Stock of $33 per share). In the event the Closing Date Value shall be more than $48 per share, Hazlehurst may elect for its stockholders to receive in the aggregate fewer than 468,750 shares (i.e., such number of shares of NTC Common Stock that shall have a market value equal to $22,500,000, derived by using the Closing Date Value). The option of Hazlehurst to elect for its stockholders to receive the number of shares described in the two immediately preceding sentences, is referred to herein as the "Company Option."

          No fractional shares of NTC Common Stock will be issued in the Merger. Instead, the Merger Agreement provides that each holder of Hazlehurst Common Stock who would otherwise have been entitled to receive a fraction of a share of NTC Common Stock (after taking into account all certificates evidencing Hazlehurst Common Stock delivered by such holder) will receive, in lieu thereof, a cash amount equal to the value of such fractional share based upon the Closing Date Value of NTC Common Stock.

          Shares of NTC capital stock issued and outstanding immediately prior to the Effective Time will remain issued and outstanding.

EFFECTIVE TIME OF THE MERGER

          The Merger will become effective at the time (the "Effective Time") and the date (the "Effective Date") that a duly executed and acknowledged Certificate of Merger is filed with the Secretary of State of the State of Delaware in accordance with the requirements of the DGCL. The parties intend to make such a filing as promptly as possible following the Special Meeting, provided that the Merger and the Merger Agreement are approved by the affirmative vote of the holders of a majority of the outstanding shares of Hazlehurst Voting Stock, the Federal Reserve Board has approved the acquisition of control of Hazlehurst by NTC resulting from the Merger pursuant to the BHCA, and all other conditions precedent to consummation of the Merger are satisfied. The parties currently anticipate that the Merger will occur on or about April ___, 1994, although there can be no assurance as to whether or when the Merger will occur. NTC and Hazlehurst each have the right to terminate the Merger Agreement if the Merger has not been consummated on or before June 30, 1994.
See "Conditions to the Merger," "Regulatory Approvals" and "Termination."

SURRENDER OF HAZLEHURST COMMON STOCK CERTIFICATES AND PAYMENT

          Not later than promptly after the Effective Time, Harris Trust and Savings Bank, acting in the capacity of exchange agent for NTC (the "Exchange Agent"), will mail to each former holder of record of shares of Hazlehurst Common Stock a form of letter of transmittal, together with instructions for the exchange of Hazlehurst stock certificates for certificates representing NTC Common Stock.

          STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FORM AND INSTRUCTIONS.

          Upon surrender to the Exchange Agent of one or more certificates for Hazlehurst Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed to the holder thereof a certificate or certificates representing the number of shares of NTC Common Stock to which such holder is entitled, together with all declared but unpaid dividends in respect of such shares and, where applicable, a check for the amount representing any fractional shares (without interest). A certificate for NTC Common Stock or any check representing cash in lieu of fractional shares and/or declared but unpaid dividends, may be issued in a name other than the name in which the surrendered certificate is registered only if (i) the certificate surrendered is properly endorsed, accompanied by a guaranteed signature if required by the letter of transmittal and otherwise in proper form for transfer and (ii) the person requesting the issuance of such certificate either pays to the Exchange Agent any transfer or other taxes required by reason of the issuance of a certificate for such shares in a name other than the registered holder of the certificate surrendered or establishes to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Lost, stolen, mutilated or destroyed certificates will be replaced by the Exchange Agent with a newly issued certificate if the owner of the lost, stolen, mutilated, or destroyed certificate gives the Exchange Agent an indemnification bond against any claim that may be made concerning the lost, stolen, mutilated, or destroyed certificate or the newly-issued certificate.

          All NTC Common Stock issued pursuant to the Merger will be deemed issued as of the Effective Time. Dividends declared by NTC after the Effective Time will include dividends on all shares of NTC Common Stock issued in the Merger and will be paid when the Hazlehurst certificates have been surrendered. After the Effective Time, there will be no transfers on the transfer books of Hazlehurst of the shares of Hazlehurst Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates representing such shares are presented for transfer to the Exchange Agent, they will be canceled and exchanged for certificates representing shares of NTC Common Stock in accordance with the Merger Agreement.

CONDITIONS TO THE MERGER

          The Merger will occur only if the Merger Agreement is approved by the requisite vote of the holders of Hazlehurst Voting Stock. The consummation of the Merger is further subject to the satisfaction of certain other conditions specified in the Merger Agreement, unless waived (to the extent that waiver is permitted by law). Such conditions include the following: (i) the receipt of the approval of the Federal Reserve Board, upon terms and conditions satisfactory to NTC, and there shall be no motion for rehearing or appeal from such approval or commencement of any suit or action seeking to enjoin the transactions provided for pursuant to the Merger Agreement or to obtain substantial damages in respect of them; (ii) the effectiveness of the Registration Statement and the absence of a stop order suspending such effectiveness; (iii) the absence of an order, decree or injunction of a court or agency of competent jurisdiction enjoining or prohibiting consummation of the Merger; (iv) the receipt by NTC from Arthur Andersen & Co., independent public accountants, of a letter satisfactory in form and in substance to NTC that the Merger qualifies for pooling-of-interests accounting treatment; (v) receipt by Hazlehurst of an opinion of its counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code, and that no gain or loss will be recognized by the stockholders of Hazlehurst to the extent that they receive NTC capital stock solely in exchange for their Hazlehurst capital stock in the Merger; (vi) no material adverse change in the business, income, operations, assets, liabilities, financial condition or prospects of Hazlehurst, on the one hand, or NTC on the other hand, shall have occurred between the date of the Merger Agreement and the Effective Date; (vii) Hazlehurst shall have received any third party consents to the transactions contemplated by the Merger Agreement required under any contracts to which Hazlehurst is a party; (viii) certain key employees of Hazlehurst shall have entered into employment agreements with Hazlehurst and NTC; (ix) NTC and Hazlehurst shall have received comfort letters, dated the date of this Proxy Statement-Prospectus and the Effective Date, from Arthur Andersen & Co. and Price Waterhouse, respectively, reasonably satisfactory to NTC and Hazlehurst and their respective counsel, covering matters requested by NTC and Hazlehurst; and (x) not more than 10% of the holders of shares of Hazlehurst Common Stock shall have sought to exercise appraisal rights. See "Regulatory Approvals," "Waiver and Amendment" and "Termination."

          Each party's obligation to effect the Merger is also subject, unless waived, to (i) the absence of any material breach by the other party in the performance of its obligations under the Merger Agreement and (ii) the continued accuracy, on the Effective Date, of the representations and warranties of the other party contained in the Merger Agreement. Such representations and warranties relate, among other things, to the organization and capitalization of NTC and Hazlehurst, the authorization and enforceability of the Merger Agreement, the financial statements of NTC and Hazlehurst and certain documents filed by NTC with the Commission, the operations of NTC and Hazlehurst since the date of the most recent balance sheet of each company, and, with respect to

Hazlehurst, compliance with laws, litigation, absence of undisclosed liabilities, taxes, properties and assets, and absence of certain changes or events.

          No assurance can be given as to when or if all of the conditions precedent to the Merger can or will be satisfied or waived by the party permitted to waive such condition.

REGULATORY APPROVALS

          The Merger is subject to prior approval by the Federal Reserve Board under the BHCA. Section 4(c)(8) of the BHCA requires that NTC obtain the approval of the Federal Reserve Board prior to acquiring any company engaged in nonbanking activities. NTC may acquire such an entity only after the Federal Reserve Board has determined (by order or regulation) that the activities of such an entity are so closely related to banking or to managing or controlling banks as to be a proper incident thereto.

          In evaluating NTC's application, the Federal Reserve Board will also consider whether NTC's performance of the non-banking activities referred to in its application can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, and gains in efficiency, that outweigh possible adverse effects, such as a new concentration of resources, decreased or unfair competition, conflicts of interest and unsound banking practices. The Federal Reserve Board will also evaluate the financial and managerial resources of Northern, its subsidiaries and Hazlehurst and the effect of the proposed Merger on those resources.

          The BHCA provides for the publication of notice and public comment on the applications and authorizes the Federal Reserve Board to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Merger. NTC filed its application with the Federal Reserve Board on January 25, 1994.

          The Merger Agreement provides that the obligation of each of NTC and Hazlehurst to consummate the Merger is conditioned upon the receipt of all requisite regulatory approvals, including the approval of the Federal Reserve Board, upon terms and subject to conditions satisfactory to NTC. See "Conditions to the Merger," "Waiver and Amendment" and "Termination." There can be no assurance that the Federal Reserve Board will approve NTC's application to acquire Hazlehurst, and, if approval is received, there can be no assurance as to the date of such approval, that such approval will not be conditioned upon matters that would cause the parties to abandon the Merger or that no action will be brought challenging such approvals or action, or, if such a challenge is made, the result thereof.

CONDUCT OF BUSINESS PENDING THE MERGER

          Under the Merger Agreement, NTC and Hazlehurst have each agreed to conduct their businesses in the ordinary course consistent with past practice pending the Merger. Hazlehurst has agreed to use its best efforts to preserve its reputation and relationship with suppliers, clients, customers, employees and others with which it has business relationships. In addition, Hazlehurst has agreed that, except as expressly contemplated by the Merger Agreement or with the prior written consent of NTC, prior to the Effective Time (i) no change shall be made in the certificate of incorporation or bylaws of Hazlehurst; (ii) no change shall be made in the capitalization of Hazlehurst or in the number of issued and outstanding shares of Hazlehurst, except for any repurchases by Hazlehurst of its shares of common stock pursuant to the terms of the Stockholder Agreement dated July 31, 1987, and for the issuance of the Bonus Plan Shares (as defined in the Merger Agreement); (iii) the compensation or benefits of officers or key employees of Hazlehurst shall not be increased and no bonuses shall be paid except for normal and customary increases made or bonuses paid or accrued or booked on or before September 30, 1993 in accordance with past practices; (iv) except for a normal year-end dividend of $880,000 in the aggregate, no dividends or other distributions shall be declared or paid by Hazlehurst; (v) Hazlehurst shall use its best efforts to maintain its present insurance coverage in respect to its properties and business; (vi) no significant changes shall be made in the general nature of the business conducted by Hazlehurst; (vii) no employment, consulting, or other similar agreements shall be entered into by Hazlehurst that are not terminable by Hazlehurst on 30 days' notice or less without penalty or obligation, except for contracts with existing or new clients of Hazlehurst and normal maintenance contracts of Hazlehurst entered into in the ordinary course consistent with past practice; (viii) Hazlehurst shall not take any action that would result in a termination, partial termination, curtailment, discontinuance of a Benefit Plan (as defined in the Merger Agreement) or merger of any Benefit Plan into another plan or trust; (ix) the stockholders owning in excess of 2% of the shares of Hazlehurst Common Stock shall file all tax returns in a timely manner and shall not make any application for or consent to any extension of time for filing any tax return or any extension of the period of limitations applicable thereto; (x) Hazlehurst shall not make any expenditure for fixed assets in excess of $125,000 for any single item, or $500,000 in the aggregate, or enter into leases of fixed assets having an annual rental in excess of $100,000; (xi) Hazlehurst shall not incur any liabilities or obligations, make any commitments or disbursements, acquire or dispose of any property or asset, make any contract or agreement, or engage in any transaction except in the ordinary course consistent with past practices; (xii) Hazlehurst shall not do or fail to do anything that will cause a breach of, or default under, any contract, agreement, commitment, obligation, appointment, plan, trust or other arrangement to which Hazlehurst is a party or by which it is otherwise bound; and (xiii) no changes of a material nature shall be made in Hazlehurst's accounting procedures, methods, policies or practices or the manner in which Hazlehurst maintains its records.

WAIVER AND AMENDMENT

          Prior to or at the Effective Time, any provision of the Merger Agreement, including, without limitation, the conditions to the consummation of the Merger, may be waived, to the extent permitted under law, in writing by the party which is entitled to the benefits thereof. The Merger Agreement provides that the parties may amend or modify the Merger Agreement by mutual agreement in writing. Under Section 251 of the DGCL, however, any amendment to the Merger Agreement made after its adoption by the holders of Hazlehurst Voting Stock and by NTC, as sole stockholder of Acquisition, may not (1) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of the Hazlehurst Common Stock, (2) alter or change any term of the certificate of incorporation of the surviving corporation, or (3) alter or change any of the terms or conditions of the Merger Agreement if such alteration or change would adversely affect the holders of any class or series of stock of either Hazlehurst or Acquisition, unless such amendment is approved by NTC, as sole stockholder of Acquisition, and by the requisite vote of the holders of Hazlehurst Voting Stock.

TERMINATION

          The Merger Agreement provides that it will terminate (i) at any time by written agreement among the parties thereto, (ii) automatically if the Closing (as defined in the Merger Agreement) has not occurred by June 30, 1994 (or such later date agreed to by the Boards of Directors of NTC and Hazlehurst), as a result of the failure to satisfy any conditions to NTC's obligation to close, which failure is the result of the occurrence of (1) a material adverse change since September 30, 1993 in the business, income, operations, assets, liabilities, financial condition, or prospects of Hazlehurst, or (2) any condition, event, circumstance, fact or other occurrence that may reasonably be expected to have or result in such a material adverse change (a "Company Material Adverse Change"), (iii) automatically upon the parties entering into a Software Licensing Agreement (as hereinafter described), (iv) at the election of Hazlehurst, if the Closing Date Value of the NTC Common Stock is less than $33 per share, and (v) subject to the Company Option, at the election of NTC, if the Closing Date Value of the NTC Common Stock is greater than $48 per share.

          The Merger Agreement also provides that in the event any of the conditions to Closing (as defined in the Merger Agreement) shall fail to be satisfied by June 30, 1994 and such failure is not the result of a Company Material Adverse Change, the parties will, in lieu of consummating the Merger Agreement, enter into a Software Licensing Agreement pursuant to which Hazlehurst will lease all of the software it uses in the conduct of its business to NTC and will provide the expertise necessary to operate such software for a period of five years from the date of such agreement at an annual minimum cost of $1,500,000. In the event the parties enter into a Software Licensing Agreement, Hazlehurst will grant NTC a right of first refusal to acquire Hazlehurst in the event it receives a third party acquisition offer upon terms substantially similar to those set forth in such third party offer.

          In the event of the termination of the Merger Agreement pursuant to the termination provisions thereof, the Merger Agreement will become void and have no effect, except that no party will be relieved or released from any liability arising out of any breach of any provision of the Merger Agreement occurring prior to such termination, nor shall any termination affect any rights accrued prior to such termination.

INDEMNIFICATION

          The Merger Agreement provides that certain stockholders of Hazlehurst owning in the aggregate 91.8% of the outstanding shares of Hazlehurst Common Stock (the "Indemnifying Stockholders") will jointly and severally indemnify NTC and Hazlehurst, as the surviving corporation, against (i) all losses, liabilities, claims, demands, deficiencies, causes of actions or suits (the "Claims") arising out of or resulting from any breach or incorrectness of any of the statements, representations, warranties, or agreements of Hazlehurst or the Principal Stockholders contained in the Merger Agreement (except Section 2.4 of the Merger Agreement for which indemnification is several but not joint) or in any documents delivered to NTC by or on behalf of Hazlehurst or the Principal Stockholders, (ii) the reasonable expenses or costs incurred by NTC or Hazlehurst, including reasonable attorneys' fees, in connection with investigating or defending against Claims asserted against NTC or Hazlehurst for which NTC or Hazlehurst is entitled to be indemnified. Under the Merger Agreement, neither NTC nor Hazlehurst is entitled to be indemnified until the aggregate amount of liability suffered by either of them exceeds $500,000, whereupon NTC and Hazlehurst will be entitled to indemnification for the aggregate of all liabilities suffered in excess of $500,000. In any event, the Indemnifying Stockholders will not be obligated to indemnify NTC or Hazlehurst for any liabilities exceeding in the aggregate $8 million. NTC has agreed to indemnify the Principal Stockholders on the same terms described above for claims and related expenses and costs arising out of breaches by NTC.

          The indemnification obligations of both NTC and the Indemnifying Stockholders will continue for a period of one year after the Effective Date.

EXPENSES

          The Merger Agreement provides that each of the parties will bear its own costs and expenses (including fees and disbursements of counsel, accountants, and financial or other advisors) incurred by it in connection with the consummation of the transactions contemplated thereby.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

          Pursuant to the Merger Agreement, NTC has agreed, together with Hazlehurst, to enter into employment agreements with each of Messrs. James G. Pope, R. David Parsons and David M. Gladstone, each of whom is a Principal Stockholder, director and executive officer of Hazlehurst (each an "Executive"). The basic terms of these employment agreements provide that each Executive will serve for a period of five years, unless otherwise terminated as hereinafter described. Each Executive will also be entitled for so long as he is employed by Hazlehurst to participate in NTC's Long-Term Performance Stock Plan on the basis of performance goals relating to the financial performance of Hazlehurst and NTC, and to receive an annual cash incentive award in accordance with an incentive plan that will be based primarily on the financial performance of Hazlehurst and will be consistent with other existing compensation plans of NTC. The employment agreement of any Executive may be terminated by either NTC or Hazlehurst at any time for "cause" or in the event of an Executive's death or disability. The term "cause" is defined in the employment agreements to include an Executive's (i) conviction of any criminal violation involving dishonesty, fraud or breach of trust, (ii) wilful engagement in any misconduct in the performance of his duties that injures Hazlehurst in a significant manner, (iii) wilful and substantial nonperformance of assigned duties, or (iv) violation of certain non-competition and confidentiality provisions contained in the employment agreements.

          Pursuant to the employment agreements, each Executive has agreed during the term of his employment and for a period of three years thereafter not to solicit or render services to any client of Hazlehurst or to compete with Hazlehurst in any geographical area in which Hazlehurst presently does business. Each Executive has also agreed to certain restrictions on the use of confidential information of Hazlehurst.

          NTC has also agreed, together with Hazlehurst, to enter into employment agreements with each of Messrs. T. Ray McKinney and Barry J. Young and Ms. Cynthia Jeness (the "Additional Executives"). The basic terms of each Additional Executive's employment agreement provide that such Additional Executive will serve for a period of five years, unless otherwise terminated for "cause" (as defined above) or in the event of such Additional Executive's death or disability. Each of the Additional Executives will also be entitled for so long as he or she is employed by Hazlehurst to participate in the NTC Incentive Stock Plan and to receive an annual cash incentive award in accordance with an additional incentive plan that will be based primarily on the financial performance of Hazlehurst and will be consistent with other existing compensation plans of NTC.

          Pursuant to these employment agreements, each Additional Executive, during the term of his or her employment and for a period of two years thereafter, shall be subject to a covenant restricting competition with Hazlehurst. Each Additional Executive shall also be subject to certain restrictions on the use of confidential information of Hazlehurst.

EMPLOYEE BENEFITS

          NTC has agreed, effective as of January 1, 1995, to provide generally to employees of Hazlehurst, employee benefits, including without limitation, pension benefits, health and welfare benefits, and vacation arrangements, on terms and conditions substantially similar to those provided from time to time by NTC and its subsidiaries to their similarly situated employees. Following the Effective Time and through December 31, 1994, employees of Hazlehurst will continue to participate in Hazlehurst's existing benefit programs.

ACCOUNTING TREATMENT

          Consummation of the Merger is conditioned upon the receipt by NTC of a letter from Arthur Andersen & Co., NTC's independent public accountants, to the effect that the Merger qualifies for pooling-of-interests accounting treatment if consummated in accordance with the Merger Agreement.

          Under the pooling-of-interests method of accounting, the historical basis of the assets and liabilities of NTC and Hazlehurst will be combined at the Effective Time and carried forward at their previously recorded amounts, and the stockholders' equity accounts of NTC and Hazlehurst will be combined on NTC's consolidated balance sheet and no goodwill or other intangible assets will be created.

          The unaudited pro forma per share information contained in this Proxy Statement-Prospectus has been prepared based upon the use of the pooling-of-interests accounting method to account for the Merger. See "SUMMARY-- Comparative Unaudited Per Share Information."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

          The following is a summary description of certain federal income tax consequences of the Merger. This summary is not a complete description of all the consequences of the Merger and, in particular, may not address federal income tax considerations that may affect the treatment of a stockholder who acquired Hazlehurst stock pursuant to an employee stock option. Each stockholder's individual circumstances may affect the tax consequences of the Merger to such stockholder. In addition, no information is provided herein with respect to the tax consequences of the Merger under applicable foreign, state or local laws. Consequently, each Hazlehurst stockholder is advised to consult his or her own tax advisor as to the specific tax consequences of the Merger.

          Neither NTC nor Hazlehurst has requested or will receive an advance ruling from the Internal Revenue Service as to the tax consequences of the Merger. Hazlehurst has received an opinion from Alston & Bird, its counsel, concerning certain federal income tax consequences, based upon certain customary representations set forth therein. Based, in part, on such representations, Alston & Bird has advised Hazlehurst and the Principal Stockholders that in its opinion:

          (i) The Merger will constitute a reorganization within the meaning of
     Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and NTC, Acquisition and Hazlehurst will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

          (ii) No gain or loss will be recognized by Hazlehurst stockholders who receive solely shares of NTC Common Stock pursuant to the Merger;

          (iii) The receipt of cash in lieu of fractional shares of NTC Common Stock will be treated as if the fractional shares were distributed as part of the exchange and then were redeemed by NTC. The tax consequences of the assumed redemption will be determined in accordance with Section 302 of the Code. If the redemption meets one of four tests set forth in that section, the Hazlehurst stockholder will be treated as if the stockholder sold his or her fractional share of NTC Common Stock for the amount of cash received. Therefore, such stockholder will recognize gain (or loss) to the extent that the amount of the cash received exceeds (or is less than) the tax basis allocable to the fractional share. Generally, the tax basis of the fractional share will equal a pro rata portion of the total basis of all the stockholder's NTC Common Stock received in the exchange. Any gain or loss recognized will be a capital gain or loss, assuming that the fractional share of NTC Common Stock would have been a capital asset in the hands of the Hazlehurst stockholder, such gain or loss will be a long-term capital gain or loss if such Hazlehurst Common Stock was held for more than one year, and the holding period for the fractional share will include the stockholder's holding period for his Hazlehurst Common Stock surrendered. If none of the four tests provided in Section 302 is met, the assumed redemption will be treated as a dividend, and the Hazlehurst stockholder will most likely be required to recognize as ordinary income the full amount of the cash received;

          (iv) The tax basis of the shares of NTC Common Stock received by a Hazlehurst stockholder will be equal to the tax basis of the shares of Hazlehurst Common Stock exchanged therefor, decreased by the amount of any cash received the Hazlehurst stockholder and increased by the amount of gain recognized by the Hazlehurst stockholder on such exchange; and

          (v) The holding period of the shares of NTC Common Stock received pursuant to the Merger by the Hazlehurst stockholders will include the holding period of the shares of Hazlehurst Common Stock exchanged therefor provided that the Hazlehurst Common Stock was held as a capital asset at the Effective Time of the Merger.

RESALES OF NTC COMMON STOCK ISSUED IN THE MERGER

     Stockholders of Hazlehurst who are not "affiliates" of Hazlehurst (as such term is defined under the Securities Act) may resell NTC Common Stock acquired by them in connection with the Merger without restriction.

     As required by the Merger Agreement, each person who may be deemed to be an "affiliate" of Hazlehurst has executed and delivered to NTC an agreement ("Affiliate Letter") which provides, among other things, that such affiliate will not sell, transfer, or otherwise dispose of any NTC Common Stock to be received by such affiliate pursuant to the Merger except in compliance with the Securities Act and the rules and regulations promulgated thereunder. The NTC Common

Stock held by affiliates of Hazlehurst who do not become affiliates of NTC after the consummation of the Merger may not be sold except pursuant to an effective registration statement under the Securities Act covering such shares, or in compliance with Rule 145 promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Generally, Rule 145 permits NTC Common Stock held by such stockholders to be sold in accordance with certain provisions of Rule 144 under the Securities
Act. In general, these provisions of Rule 144 permit a person to sell on the open market in broker's transactions within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of NTC Common Stock or the average weekly trading volume in NTC Common Stock on the NASDAQ National Market System during the four calendar weeks proceeding such sale. Sales under Rule 144 are also subject to the availability of current public information about NTC. The restrictions on sales will cease to apply under most circumstances once the former Hazlehurst affiliate has held the NTC Common Stock for at least two years. The NTC Common Stock held by affiliates of Hazlehurst who will be affiliates of NTC will be subject to additional restrictions on the ability of such persons to sell such shares.

     Each Affiliate Letter also provides that, notwithstanding the permissible sales of stock described above, each affiliate of Hazlehurst may not sell or in any other way reduce his or her risk relative to, any shares of Hazlehurst Common Stock or of NTC Common Stock during the period commencing thirty days prior to the Effective Date and ending on the date on which financial results covering at least thirty days of post-Merger combined operations of NTC and Hazlehurst have been published.

NASDAQ REPORTING OF NTC COMMON STOCK ISSUED IN THE MERGER

          Sales of the NTC Common Stock to be issued in the Merger in exchange for Hazlehurst Common Stock will be reported on the NASDAQ National Market System.


             APPRAISAL RIGHTS OF HOLDERS OF HAZLEHURST COMMON STOCK

          Under Section 262 of the DGCL ("Section 262"), if the Merger is consummated, holders of record of shares of Hazlehurst Common Stock with respect to which appraisal rights have been perfected and not withdrawn or lost will be entitled, by complying with the provisions of Section 262, to have the "fair value" of their shares of Hazlehurst Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to them.

          The following summary of Section 262 sets forth the procedures by which a holder of Hazlehurst Common Stock may dissent from the Merger and demand statutory appraisal rights. The following summary does not purport to be a complete statement of the provisions of Section 262 and is qualified in its entirety by reference to Section 262, a copy of which is attached hereto as Appendix B, and to any amendments to Section 262 as may be adopted after the date of this Proxy Statement-Prospectus. The provisions for demanding appraisal are complex and must be complied with precisely. Any Hazlehurst stockholder intending to dissent from the proposed Merger should review carefully the text of Section 262 and is also advised to consult legal counsel.

          Holders of record of Hazlehurst Common Stock who desire to exercise their appraisal rights must satisfy all of the following conditions. A written demand for appraisal of shares of Hazlehurst Common Stock must be delivered to the Corporate Secretary of Hazlehurst before the taking of the vote to approve the Merger Agreement. Such written demand for appraisal of shares of Hazlehurst Common Stock must be in addition to and separate from any proxy or vote abstaining from voting on or voting against the adoption of the Merger Agreement. Voting against, abstaining from voting on or failing to vote on the Merger Agreement will not constitute a demand for appraisal within the meaning of Section 262. In addition, any holder of Hazlehurst Common Stock wishing to exercise his or her appraisal rights must hold such shares of record on the date the written demand for appraisal is made, must continue to hold such shares until the Effective Time of the Merger, and must otherwise comply with the provisions of Section 262.

          Holders of Hazlehurst Common Stock electing to exercise their appraisal rights under Section 262 must not vote for the adoption of the Merger Agreement or consent thereto in writing. If a holder of Hazlehurst Common Stock returns a signed proxy but does not specify a vote against adoption of the Merger Agreement or a direction to abstain from voting on the adoption of the Merger Agreement, the proxy will be voted for adoption of the Merger Agreement. Such action will have the effect of waiving such holder's appraisal rights and will nullify any written demand for appraisal submitted by such holder.

          A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificate representing such stockholder's shares of Hazlehurst Common Stock. If shares of Hazlehurst Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Hazlehurst Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all owners. An authorized agent, including an agent for two or more joint or common owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner or owners.

          A record owner who holds Hazlehurst Common Stock as a nominee for others may exercise his right of appraisal with respect to the shares of Hazlehurst Common Stock held for all or less than all beneficial owners of shares as to which he is the record owner. In such case, the written demand must set forth the number of shares of Hazlehurst Common Stock covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Hazlehurst Common Stock outstanding in the name of such record owner. Hazlehurst stockholders who hold shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

          A stockholder who elects to exercise appraisal rights should mail or deliver his written demand to Hazlehurst & Associates, Inc., 400 Perimeter Center Terrace, Suite 850, Atlanta, Georgia 30346, Attention: Frederick W. Owens, Corporate Secretary. The written demand for appraisal should specify the stockholder's name and mailing address and the number of shares of Hazlehurst Common Stock covered by the demand and should state that the stockholder is thereby demanding appraisal of such shares. Within ten days after the Effective Date, Hazlehurst, as the surviving corporation, must provide notice that the Merger has become effective to all Hazlehurst stockholders who timely complied with Section 262 and did not vote for adoption of the Merger Agreement.

          Within 120 days after the Effective Date but not thereafter, either Hazlehurst, as the surviving corporation, or any holder of shares of Hazlehurst Common Stock who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Hazlehurst Common Stock held by all stockholders entitled to appraisal. Inasmuch as Hazlehurst has no obligation to file such a petition, the failure of a stockholder to do so within the period specified could nullify such stockholder's previous written demand for appraisal. In any event, at any time within 60 days after the Effective Date (or at any time thereafter with the written consent of Hazlehurst), any stockholder who has demanded appraisal has the right to withdraw the demand and to accept payment of the merger consideration provided in the Merger Agreement.

          If a petition for appraisal is duly filed by a Hazlehurst stockholder and a copy thereof is delivered to Hazlehurst, Hazlehurst will then be obligated within 20 days to provide the Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares. After notice to such stockholders, the Court of Chancery is empowered to conduct a hearing upon the petition to determine those stockholders who have compiled with Section 262 and who have become entitled to appraisal rights under that section. The Court may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

          If a petition for appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares of Hazlehurst Common Stock, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the Merger. When the value is so determined, the Court will direct the payment by Hazlehurst of such value, together with a fair rate of interest thereon if the Court so determines, to the stockholders entitled to receive the same. Stockholders considering seeking appraisal should be aware that the fair value of their shares of Hazlehurst Common Stock as determined under Section 262 could be more than, the same as or less than the consideration they would receive pursuant to the Merger if they did not seek appraisal of their shares.

          In determining fair value, the court is to take into account all relevant factors. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court has stated that, in making such determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which cast light on future prospects of the merged corporation. Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." The Delaware Supreme Court has also held that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

          The cost of the appraisal proceeding may be determined by the Delaware court and taxed against the parties as the court deems equitable in the circumstances. Upon application of a dissenting stockholder, the court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares of Hazlehurst Common Stock entitled to appraisal.

          Any holder of Hazlehurst Common Stock who has duly demanded appraisal in compliance with Section 262 and has not subsequently withdrawn such demand will not, after the Effective Date, be entitled to vote for any purpose the shares of Hazlehurst Common Stock subject to such demand or to receive payment of dividends or other distributions on such shares.

          NTC is not obligated to proceed with the Merger if more than 10% of the holders of Hazlehurst Common Stock seek to exercise appraisal rights under
Section 262 of the DGCL.  See "THE MERGER--Conditions to the Merger;
Termination."


                        COMPARISON OF STOCKHOLDER RIGHTS

          Both NTC and Hazlehurst are incorporated under the laws of the State of Delaware and, accordingly, the rights of stockholders of NTC and Hazlehurst are governed by the DGCL. The rights of the stockholders of NTC and Hazlehurst also are governed by their respective Certificates of Incorporation and Bylaws. Upon consummation of the Merger, Hazlehurst stockholders will become NTC stockholders and, as such, their rights will be governed by NTC's

Restated Certificate of Incorporation (the "NTC Certificate of Incorporation"), and Bylaws (the "NTC Bylaws"). The following is a summary of the material differences between the rights of holders of Hazlehurst Common Stock and holders of NTC Common Stock. This summary is qualified in its entirety by reference to the full text of such documents, copies of which are incorporated by reference in this Proxy Statement-Prospectus.

CAPITAL STOCK

          NTC. The NTC Certificate of Incorporation authorizes the issuance of 140,000,000 shares of NTC Common Stock, of which 53,303,258 were issued and outstanding as of January 31, 1994, and 10,000,000 shares of preferred stock (the "NTC Preferred Stock"), of which 51,200 shares were issued and outstanding as of January 31, 1994. The NTC Board of Directors is authorized by the NTC Certificate of Incorporation to issue, from time to time, one or more series of NTC Preferred Stock having such rights and preferences as the Board may designate. The series of NTC Preferred Stock currently outstanding have rights superior to the NTC Common Stock with respect to dividends and distributions upon liquidation.

          Hazlehurst. The Hazlehurst Certificate of Incorporation authorizes the issuance of 19,500 shares of Hazlehurst Voting Stock, of which 16,250 were issued and outstanding as of January 31, 1994 and 150,000 shares of Hazlehurst Nonvoting Stock, of which 85,451 were issued and outstanding as of January 31, 1994. In all respects other than voting rights (discussed below), the rights of the Hazlehurst Voting Stock and the Hazlehurst Nonvoting Stock are identical.

VOTING RIGHTS OF CAPITAL STOCK

          DGCL. Under the DGCL, each stockholder is entitled to one vote for each share of stock held by such stockholder, unless the certificate of incorporation provides otherwise. A corporation may designate in its certificate of incorporation the number of votes necessary to transact any business.

          Even shares that are not granted any voting rights under the certificate of incorporation have voting rights under the DGCL in some circumstances: holders of the outstanding shares of a class of stock, whether or not entitled to vote under the certificate of incorporation, are entitled to vote as a class on a proposed amendment, if the amendment would (i) increase or decrease the par value of shares in the class, or (ii) alter the powers, preferences, or rights of a class adversely.

          Similarly, holders of the outstanding shares of a class of stock, whether or not entitled to vote under the certificate of incorporation, are entitled to vote as a class on a proposed amendment that would increase or decrease the aggregate number of authorized shares in the class of such holders, unless the certificate of incorporation provides that such an increase or decrease may be approved by a majority of the outstanding shares that have general voting rights under the certificate of incorporation. As will be described below, both the NTC Certificate of Incorporation and the Hazlehurst Certificate of Incorporation do provide that only voting shares need approve amendments that would increase or decrease the aggregate number of authorized shares of stock in any class.

          The DGCL does not require that the business and affairs of the corporation be managed by the board of directors. Thus, it is permissible for stockholders to have direct control over management of the corporation.

          NTC. The NTC Certificate of Incorporation provides that holders of NTC Common Stock are entitled to one vote per share on all matters voted upon by stockholders. In addition, holders of NTC Common Stock have cumulative voting rights in the election of directors. Accordingly, each stockholder is entitled to as many votes as shall equal the number of his shares of NTC Common Stock multiplied by the number of directors to be elected. Provision for cumulative voting has the effect of allowing a relatively smaller number of shares to have the power to elect a single director.

          The NTC Certificate of Incorporation provides that holders of NTC Preferred Stock have voting rights only in the following circumstances:

     (i) the holders of 66 2/3 % of the NTC Preferred Stock must approve as a class any amendment to the NTC Certificate of Incorporation that would adversely affect the powers, preferences, rights or privileges of the NTC Preferred Stock (provided that, if such an amendment would adversely affect only one or more, but not all, series of NTC Preferred Stock, then only the series so affected would be entitled to the above-described vote);

     (ii) the holders of 66 2/3 % of the NTC Preferred Stock must approve as a class the creation, authorization, or issuance of any shares of stock of NTC (or obligation or security convertible into or evidencing the right to purchase such shares) ranking prior to the NTC Preferred Stock as to dividends or upon liquidation, or any reclassification of authorized stock into such prior shares;

     (iii) in the event that at the time of any annual meeting of stockholders for the election of directors there shall exist a default in payment of a specified number of dividends (generally six quarterly dividends or dividends payable over at least 540 days), the number of directors on the NTC Board of Directors shall be increased by two (2), and the holders of NTC Preferred Stock, voting as a class and to the exclusion of the holders of NTC Common Stock, shall have the right to elect two directors to fill such vacancies to serve full terms, and such voting rights shall continue until there are no dividends in arrears upon the NTC Preferred Stock.

          Currently, all outstanding shares of NTC Preferred Stock rank on a parity with one another as to dividends and upon liquidation and, accordingly, vote together as a class in the circumstances described above.

          The NTC Certificate of Incorporation provides that an amendment to the Certificate that increases or decreases the authorized capital stock of any class or classes of stock may be adopted by the affirmative vote of the holders of a majority of the outstanding shares of voting stock of NTC.

          Hazlehurst. The Hazlehurst Certificate of Incorporation provides that holders of Hazlehurst Voting Stock are entitled to one vote per share on all matters upon which stockholders have the right to vote. The Hazlehurst Certificate of Incorporation further provides that, except as otherwise required by law, holders of Hazlehurst Nonvoting Stock do not have any voting rights. (However, as described above, the DGCL grants voting rights to otherwise nonvoting stock in certain situations.) Finally, the Hazlehurst Certificate of Incorporation provides that the number of authorized shares of any class or classes of stock may be increased or decreased by the affirmative vote of the holders of a majority of the shares of Hazlehurst Voting Stock, without any requirement that such increase or decrease be approved by a class vote on the part of any other class of stock.

          The Hazlehurst Certificate of Incorporation confers upon the holders of Hazlehurst Voting Stock the power to establish guidelines and policies governing the management of Hazlehurst and the powers and duties of the Board of Directors and officers of Hazlehurst, and all such guidelines and policies so established are binding on the Board of Directors and officers. Holders of NTC Common Stock have no such powers of management.

AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS

          DGCL. Under the DGCL, a certificate of incorporation may be amended by a board resolution approved by a majority of the outstanding stock entitled to vote, as well as a majority of the outstanding stock entitled to vote as a class pursuant to an amendment that (i) increases or decreases the par value of shares of the class, (ii) adversely affects the class, or (iii) increases or decreases the number of authorized shares of the class (unless provision is made otherwise in the certificate of incorporation), all as described above in "Voting Rights of Capital Stock."

          The DGCL provides that the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote, provided, however, that any corporation may, in its certificate of incorporation, confer upon the directors the power to adopt, amend or repeal bylaws. The fact that such power has been conferred upon the directors shall not, however, divest the stockholders of the power nor limit their power to adopt, amend or repeal bylaws.

          NTC. The NTC Certificate of Incorporation provides that, subject to the protective conditions and restrictions of outstanding NTC Preferred Stock, NTC reserves the right to amend, alter, change or repeal any provision of the Certificate of Incorporation, in the manner now or hereafter prescribed by statute. The protective conditions and restrictions allowing holders of NTC Preferred Stock to vote as a class under certain circumstances, are described above in "Voting Rights of Capital Stock."

          The NTC Certificate of Incorporation also provides that the Board of Directors is authorized to make, alter or repeal the bylaws of NTC.

          Hazlehurst. The Hazlehurst Certificate of Incorporation provides that provisions of the Hazlehurst Certificate may be amended, altered or repealed, and other provisions authorized by the laws of Delaware may be added in the manner prescribed by the laws of Delaware. For a discussion of provisions in the Hazlehurst Certificate of Incorporation on increasing or decreasing the number of authorized shares of any class or classes of stock, see "Voting Rights of Capital Stock."

          The Hazlehurst Bylaws provide that the Bylaws may be made, altered, amended, or repealed upon the affirmative vote or written consent of the holders of a majority of the total number of the outstanding shares of Hazlehurst Voting Stock, or by the Board of Directors, subject to alteration, amendment or repeal by the holders of a majority of the total number of the outstanding shares of Hazlehurst Voting Stock.

BOARD OF DIRECTORS

          DGCL. Under the DGCL, the board of directors must consist of one or more members, and the number of directors may be fixed by or in the manner prescribed in the bylaws, or else the number may be fixed by the certificate of incorporation. In addition, under the DGCL any director may be removed either with or without cause by the stockholders, provided that no director may be removed without cause in the case of a corporation whose board is classified, or, in the case of a corporation having cumulative voting; if less than the entire board is being removed, no director may be removed without cause if the votes cast against removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors.

          NTC. Under the NTC Bylaws, the number of directors of NTC shall be determined from time to time by the Board of Directors of NTC, but shall not be fewer than 5 nor more than 25. Directors serve from the time of election until the next annual meeting, at which time new directors are elected.

          Under the NTC Certificate of Incorporation and Bylaws, vacancies in the Board may be filled by the remaining directors, and a director so chosen will serve until the next annual meeting of stockholders.

          Hazlehurst. The Hazlehurst Board of Directors, unlike the NTC Board of Directors, must operate within management guidelines and policies that may be established by the holders of Hazlehurst Voting Stock. This provision has the effect of allowing a greater degree of intervention in corporate management by holders of Hazlehurst Voting Stock than by holders of NTC Common Stock.
However, the provision does not affect the holders of Hazlehurst Nonvoting Stock, who have no greater management powers than do holders of NTC Common Stock. On the contrary, holders of Hazlehurst Nonvoting Stock will receive voting stock of NTC in the Merger, and thus will have greater voting powers after the Merger than before.

          The number of directors of Hazlehurst is fixed by the Board of Directors, but shall be at least one. Directors serve until the next annual meeting of stockholders, at which time a new Board of Directors are elected. There is no provision for cumulative voting in the Hazlehurst Certificate of Incorporation.

          Under the Hazlehurst Bylaws, directors may be removed with or without cause by holders of Hazlehurst Voting Stock, and vacancies in the Board are filled by the holders of Hazlehurst Voting Stock.

SPECIAL MEETINGS OF STOCKHOLDERS

          Under both the NTC Bylaws and the Hazlehurst Bylaws, a special meeting of stockholders may be called at any time by its Board of Directors, or the Chairman of the Board, the President, or certain other officers. In addition, a special meeting shall be called upon the request of a specified number of shares of voting stock outstanding which for NTC is 33 1/3% and for Hazlehurst is 51%.

BUSINESS COMBINATIONS

          Section 203 of the DGCL ("Section 203") restricts certain transactions between a corporation organized under Delaware law (or its majority-owned subsidiaries) and any person holding 15% or more of the corporation's outstanding voting stock, together with the affiliates or associates of that person (an "Interested Stockholder"). Section 203 prevents, for a period of three years following the date that a person becomes an Interested Stockholder, the following types of transactions between the corporation and the Interested Stockholder (unless certain conditions, described below, are met): (a) mergers or consolidations, (b) sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation, (c) issuance or transfers by the corporation of any stock of the corporation which would have the effect of increasing the Interested Stockholder's proportionate share of the stock of any class or series of the corporation, (d) any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the Interested Stockholder, and (e) receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder) of loans, advances, guarantees, pledges or other financial benefits provided by the corporation.

          The three-year ban does not apply if either the proposed transaction or the transaction by which the Interested Stockholder became an Interested Stockholder is approved by the board of directors of the corporation prior to the date the stockholder becomes an Interested Stockholder. Additionally, an Interested Stockholder may avoid the statutory restriction if, upon the consummation of the transaction whereby the stockholder becomes an Interested Stockholder, the stockholder owns at least 85% of the outstanding voting stock of the corporation without regard to those shares owned by the corporation's officers and directors or certain employee stock plans. Business combinations are also permitted within the three-year period if approved by the board of directors and authorized at an annual or special meeting of stockholders, by the holders of at least 66 2/3% of the outstanding voting stock not owned by the Interested Stockholder. In addition, any transaction is exempt from the statutory ban if it is proposed at a time when the corporation has proposed, and a majority of certain continuing directors of the corporation have approved, a transaction with a party who is not an Interested Stockholder of the corporation (or who becomes such with board approval) if the proposed transaction involves
(a) certain mergers or consolidations involving the corporation, (b) a sale or other transfer of over 50% of the aggregate assets of the corporation, or (c) a tender or exchange offer for 50% or more of the outstanding voting stock of the corporation.

          A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or bylaws by action of its stockholders to exempt itself from coverage, provided that such bylaw or charter amendment shall not become effective until 12 months after the time it is adopted. Section 203 does not apply to corporations with fewer than 2000 stockholders of record or without voting stock listed on a national securities exchange or listed for quotation with a registered national securities association.

          NTC. NTC has not adopted a provision in its certificate or bylaws excluding itself from the coverage of Section 203.

          Hazlehurst. Since Hazlehurst has fewer than 2000 stockholders and Hazlehurst stock is not listed on any exchange or quotation system, Section 203 does not apply to Hazlehurst.

          Section 203, in effect, encourages a party seeking to control a corporation, in advance of the party becoming an Interested Stockholder, to negotiate and reach an agreement with the board of directors as to the terms of its proposed business combination. Without such a prior agreement (whereby the party is, by the terms of Section 203, exempt from the three-year ban), it could take three years for a party who is an Interested Stockholder to complete its proposed business combination, unless the Interested Stockholder owns 85% of the outstanding voting stock or such proposed business combination is approved by the requisite 66 2/3% vote, in each case as described above. As a result of these restrictions on business combinations with Interested Stockholders, takeovers that might be favored by a majority of a corporation's stockholders may be impeded or prevented. On the other hand, the negotiation of terms of a takeover transaction in advance is likely to result in more favorable terms for all of the stockholders of a corporation than are likely to be offered in takeovers initialed without advance negotiations.

PREFERRED STOCK PURCHASE RIGHTS

          NTC. In 1989, the Board of Directors of NTC declared a dividend distribution of one Preferred Stock Purchase Right (a "Right") on each outstanding share of NTC's Common Stock to the stockholders of record on October 31, 1989. Initially, each Right entitled stockholders to purchase from NTC one one-hundredth of a share of a newly authorized Junior Preferred Stock at an exercise price of $250, subject to adjustment. As a result of the two-for-one stock split on May 1, 1990 and a three-for-two stock split on December 9, 1992, each Right will be exercisable for one-third of one-hundredth of a share (a "Unit") of Junior Preferred Stock at an exercise price of $83.33 per Unit. The description and terms of the Rights are set forth in a Rights Agreement, dated as of October 17, 1989, between NTC and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agreement"), which is incorporated as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of the Rights Agreement is subject to, and qualified in its entirety by, the Rights Agreement.

          The Rights currently attach to all NTC Common Stock certificates representing shares outstanding, and no separate Rights certificates have been distributed. The Rights will separate from the NTC Common Stock and a "Distribution Date" will occur upon the earlier of (i) 20 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of NTC Common Stock (the "Stock Acquisition Date"), or (ii) 20 days following the commencement of, or first public announcement of the intent of any person to commence, a tender offer or exchange offer that would result in a person or group beneficially owning 25% or more of such outstanding shares of NTC Common Stock.

          Until the Distribution Date, (i) the Rights will be evidenced by the NTC Common Stock certificates (including NTC Common Stock certificates issued upon conversion of certain NTC Preferred Stock (the "NTC Convertible Preferred Stock") into NTC Common Stock) and will be transferred with and only with such NTC Common Stock certificates, (ii) new NTC Common Stock certificates (including NTC Common Stock certificates issued upon conversion of the NTC Convertible Preferred Stock) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for NTC Common Stock outstanding will also constitute the transfer of the Rights associated with the NTC Common Stock represented by such certificate.

          The Rights are not exercisable until after the Distribution Date and will expire at the close of business on October 31, 1999, unless earlier redeemed.

          As soon as practicable after the Distribution Date, rights certificates will be mailed to holders of record of the NTC Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights. All shares of NTC Common Stock issued prior to the Distribution Date (including shares of NTC Common Stock issued upon conversion of NTC Convertible Preferred Stock) will be issued with Rights.

          In the event that (i) an Acquiring Person shall merge into or otherwise combine with NTC, NTC shall be the continuing or surviving corporation, and the Common Stock of NTC shall remain outstanding and shall not be changed or exchanged, (ii) an Acquiring Person shall engage in certain self-dealing transactions with NTC, (iii) any reclassification, recapitalization, merger or consolidation of NTC with any of its subsidiaries, or any other transaction or series of transactions with NTC or its subsidiaries that would have the effect of increasing by more than 1% the proportionate share of the outstanding securities of NTC or any of its subsidiaries owned by the Acquiring Person or it affiliates or associates, or (iv) a person becomes the beneficial owner of 25% or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which at least a majority of the members of the Board of Directors who are not officers of NTC and who are not representatives, nominees, affiliates or associates of an Acquiring Person determines to be fair to and otherwise in the best interests of NTC and its stockholders), then each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of NTC) having a current market value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, the Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by NTC as set forth below.

          In the event that, at any time following the Stock Acquisition Date,
(i) NTC is acquired in a merger or other business combination transaction in which NTC is not the surviving corporation (other than a merger which follows an offer described in subparagraph (iv) of the preceding paragraph), (ii) any person shall consolidate with, or merge with or into, NTC, and NTC shall be the surviving Corporation (other than a merger which follows an offer described in subparagraph (iv) of the preceding paragraph) and, in connection therewith, all or part of the outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) more than 50% of NTC's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a current market value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

          The purchase price payable, and the number of Units of the Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of (i) a stock dividend on, or a subdivision, combination or consolidation of, the Junior Preferred Stock or the NTC Common Stock, or (ii) a reclassification or recapitalization of the Junior Preferred Stock or the NTC Common Stock into another class of capital stock (including any such reclassification or recapitalization in connection with a consolidation or merger in which NTC is the continuing or surviving corporation).

          No adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Junior Preferred Stock on the last trading date prior to the date of exercise.

          In general, at any time until 20 days following the Stock Acquisition Date, NTC may redeem the Rights in whole, but not in part, at a price of $.01 per Right. After the redemption period has expires, NTC's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of NTC Common Stock in a transaction or series of transactions not involving NTC. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of NTC, including, without limitation, the right to vote or to receive dividends.

          Except as provided below, any of the provisions of the Rights Agreement may be amended by the Board of Directors of NTC prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable. Either before or after the Distribution Date, the provisions of the Agreement relating to the principal economic terms of the Rights may only be amended in certain limited circumstances.

          In connection with the Rights Agreement, 350,000 shares of Junior Preferred Stock have been authorized and reserved. No shares of the Junior Preferred Stock are outstanding. The Junior Preferred Stock ranks senior to the Common Stock and is junior to any other series of NTC's preferred stock with respect to payment of dividends and distributions of assets upon liquidation.

          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire NTC in a manner defined as a Triggering Event unless the offer is conditioned on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer for all outstanding shares of Common Stock and other voting securities at a fair price and otherwise in the best interests of NTC and its stockholders as determined by the Board of Directors or affect any prospective offeror willing to negotiate with the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, at any time prior to the close of business on the twentieth day after the Stock Acquisition Date, redeem all, but not less than all, of the then outstanding Rights at a redemption price of $.01 per Right.

          Hazlehurst.  Hazlehurst has not adopted any rights or similar plan.

TAXATION

     Although the Merger will be a tax-free reorganization pursuant to Section 368(a) of the Code (see "THE MERGER--Certain Federal Income Tax Consequences"), taxation of Hazlehurst and its stockholders will change as a result of the transaction. Prior to the Merger, Hazlehurst considered itself taxable as an S corporation, as defined in Section 1361 of the Code. Accordingly, as a general matter, income of Hazlehurst has not been subject to tax, but instead its stockholders have reported Hazlehurst's income, whether or not distributed, on their own tax returns and paid tax with respect thereto. Generally, dividends and other distributions of Hazlehurst have not been subject to tax but rather effected a reduction in the basis of a stockholder's shares. As a result of the Merger, Hazlehurst will no longer be an S corporation, and the NTC stock received will not be stock of an S corporation. As holders of shares of stock in a regular taxable corporation, subject to Subchapter C of the Code, Hazlehurst stockholders following the Merger will only be subject to tax on dividends actually received, and NTC will pay tax on all of its corporate income. Accordingly, NTC corporate income distributed to stockholders is subject to two taxes, while income of Hazlehurst prior to the Merger was subject to only one tax.


                             BUSINESS OF HAZLEHURST

GENERAL

          Hazlehurst is an employee benefits firm providing a family of services designed exclusively for corporate retirement programs. Hazlehurst provides for its clients recordkeeping and administration services, actuarial and consulting services, and software and systems products and services. Hazlehurst's corporate headquarters are located in Atlanta, Georgia and it has an office in Seattle, Washington. Hazlehurst commenced business in 1971 as a Georgia corporation. So that the company could operate under Delaware corporate law, the Georgia corporation was merged into the current Hazlehurst, a Delaware corporation, in 1976. The Delaware corporation had been formed solely for the purpose of that merger and had no other business at the time of that merger.

COMPANY BUSINESS STRATEGY

          Hazlehurst has adopted a focused business strategy of providing services for retirement plans to medium sized and larger (Fortune 1000) corporations. Hazlehurst targets companies with defined benefit plans having 500 or more participants and companies with defined contribution plans having 1,000 or more participants. Hazlehurst's primary services are briefly described below.

          Recordkeeping and Administration. Hazlehurst currently offers a comprehensive set of recordkeeping and other administrative services with respect to the defined contribution plans of its clients, including maintenance of basic plan records, administration of enrollments, allocations, loans and distributions, participants statements and discrimination testing. Hazlehurst currently provides recordkeeping services to approximately one hundred twenty 401(k) plans with a total of approximately 450,000 participants. These services are made possible in part by Hazlehurst's state-of-the-art computer recordkeeping system which is capable of handling plans with as many as 75,000 participants, and its automated voice response systems, which enable participants to conduct transactions via a toll-free telephone number. Hazlehurst estimates that its recordkeeping and administrative services represent from time to time approximately 60% of total firm revenues from ongoing operations.

          Actuarial and Consulting Services. Hazlehurst provides comprehensive actuarial services for defined benefit pension plans (qualified and nonqualified) and retiree medical plans. The firm's actuarial capabilities include valuations to meet requirements of the Internal Revenue Service and the Pension Benefit Guaranty Corporation, as well as requirements under financial accounting standards. Hazlehurst currently employs approximately 16 actuaries who are enrolled actuaries with the Joint Board for the Enrollment of Actuaries. In addition to actuarial services, Hazlehurst provides a variety of consulting services to its clients including retirement plan design, annual discrimination testing and employee communications and education.

Hazlehurst's consulting services are provided by approximately 13 consultants, and Hazlehurst estimates that actuarial and consulting services combined represent from time to time approximately 30% of the firm's revenues from ongoing operations.

          Software and Systems Services. Hazlehurst develops and builds software primarily for its own internal use. Hazlehurst also licenses certain software to its clients for use in administering their plans. Systems licensed to clients include defined benefit pension administration systems, DC on-line (which provides on-line access to employee data for defined contribution plans) and Section 415 systems (which track the limits on the amounts contributed to, and paid from, qualified pension plans). Hazlehurst provides maintenance and support to licensees of its software. Hazlehurst estimates that software systems and service represent from time to time less than 10% of the firm's revenues from ongoing operations.

          DC OPTIMUM. DC OPTIMUM is a service mark used by Hazlehurst to refer to its integrated approach to delivering defined contribution plan services. Hazlehurst is positioned to provide to its DC OPTIMUM clients diversified investment management, recordkeeping services, consulting and compliance services, trust services and employee education and communication. Through relationships developed with nationally recognized mutual fund managers, the DC OPTIMUM program offers to clients opportunities to invest in over 100 mutual funds. Hazlehurst is precluded from registering the DC OPTIMUM service mark because it is similar to a mark already registered and used by another entity. Hazlehurst has agreed to stop using this mark by December 31, 1995, but it currently intends to offer this package of services thereafter under a different name.

MARKET ENVIRONMENT

          Hazlehurst believes that the employee benefit services industry is currently in a state of major change. Hazlehurst's experience shows that the defined contribution industry is experiencing a significant amount of upheaval. Plan assets are growing significantly and in some cases equal or exceed the total capitalization of the plan sponsor. Participants are demanding better and more responsive service, as well as numerous quality investment options with strong track records. Providing these features increases plan costs, and many plan sponsors are shifting the burden of asset allocation and cost of administration to the participant. As clients become more focused on plan costs, Hazlehurst and its competitors will need to provide quality, value-added services at reasonable rates. Hazlehurst believes that the current trend by plan sponsors to review their benefit plan service providers with a focus on investment diversity, participant service, customization, flexibility and cost will continue for some time and may result in consolidation of benefit consulting firms.

EMPLOYEES

          As of September 30, 1993, Hazlehurst had approximately 145 employees, 110 of whom work out of the Atlanta office and the remainder out of the Seattle office. None of Hazlehurst's employees is covered by a collective bargaining agreement. Hazlehurst considers its relations with its employees to be good.

PROPERTIES

          Hazlehurst's corporate headquarters in Atlanta, Georgia are housed in approximately 31,000 square feet of office space in The Terraces office building, located at 400 Perimeter Center Terrace. Hazlehurst's lease for this space expires in December 1995, and it currently pays annual rent therefor of approximately $620,000. Hazlehurst's office in Seattle, Washington is housed in approximately 10,000 square feet of office space at 19119 Northcreek Parkway. Hazlehurst's lease for the Seattle space expires in December 1996, and Hazlehurst currently pays annual rent therefor of approximately $180,000. In addition to this office space, Hazlehurst leases offsite storage space in both Atlanta and Seattle. Hazlehurst does not own any real property. Hazlehurst believes that its properties generally are in good condition and adequate for its requirements.

LEGAL PROCEEDINGS

          Hazlehurst is involved from time to time in certain legal proceedings arising in the normal course of its business. Management believes that the outcome of these matters will not have a material adverse effect on Hazlehurst.


                              RECENT DEVELOPMENTS

RESULTS OF OPERATIONS OF NTC FOR YEAR ENDED DECEMBER 31, 1993

          On January 18, 1994, NTC reported record net income of $167.9 million for the year ended December 31, 1993, a 12% increase from the $149.5 million earned in 1992. On a fully diluted basis, net income per common share was also up 12% to $2.95 from $2.64 last year. The return on average common equity (ROE) was 17.9% and the return on average assets (ROA) was 1.07% for 1993 versus an ROE of 18.7% and an ROA of 1.11% for 1992.

          Noninterest income, accounting for 60% of total taxable equivalent revenue, totaled $552.4 million, up 8% from the $509.4 million reported in 1992. Trust fees reached a record $404.8 million, up 10% from $368.4 million in 1992, reflecting growth in both personal and corporate fiduciary and investment services. Successful new business development efforts were a significant contributor to this growth. Trust fees now account for 73% of noninterest income and 44% of total taxable equivalent revenue. Other operating income totaled $125.9 million, up 7% from $117.8 million in 1992. Foreign exchange trading profits, the principal component of the increase, totaled a record $32.4 million, up 48% from the $21.9 million reported last year. The majority of the foreign exchange profits stem from trading activity associated with the corporation's growing global custody business. 1993 also included gains of $3.9 million from the sale of mortgage loans, compared with $1.2 million in 1992. Also affecting the year-to-year comparison are $6.2 million of fees realized in 1992 that were related to prepayments of fixed-rate loans. Security distribution revenues totaled $19.9 million, unchanged from 1992. Investment security transactions produced net gains of $1.8 million in 1993 versus $3.3 million in 1992.

          Net interest income on a fully taxable equivalent "FTE" basis totaled a record $363.4 million, an increase of 6% from $343.7 million earned in 1992. The growth in net interest income was attributable to an 18% increase in average earning assets. The net interest margin declined to 2.65% compared with 2.96% last year. The decline reflects lower yields obtained on the repricing of fixed-rate assets during the past year, and significant growth in narrow-margined, short-term U.S. government securities.

          Reflecting significant improvement in asset quality, the provision for credit losses declined to $19.5 million from $29.5 million in 1992. Net charged-off loans in 1993 totaled $19.5 million (.27% of average loans) compared with $29.7 million (.46% of average loans) in 1992. The reserve for credit losses totaled $145.5 million at both December 31, 1993 and December 31, 1992, and represented 1.91% of outstanding loans at December 31, 1993 compared with 2.10% of outstanding loans at December 31, 1992. Nonperforming assets declined 59% to $37.0 million (including $9.7 million of other real estate owned or "OREO") at December 31, 1993, versus $91.2 million (including $22.9 million of
OREO) at December 31, 1992.

          Noninterest expenses total $628.2 million, up 7% or $43.6 million from $584.6 million reported in 1992. Planned increases in salaries and benefits, which include the impact of adopting Statement of Financial Accounting Standards No. 106 for postretirement health care and higher incentive compensation associated with the strong earnings performance, as well as scheduled expenditures related to systems development activities, contributed to the higher expense level. Noninterest expenses in 1993 included $1.5 million in write-downs in the carrying values of OREO assets compared with $14.3 million in 1992. Despite a higher level of expenses, the productivity ratio of 146% remained unchanged from 1992. The productivity ratio is noninterest income plus net interest income on a taxable equivalent basis before the provision for credit losses divided by noninterest expenses.

          The income tax provision for the year totaled $66.1 million, an increase of $9.1 million from 1992 due primarily to earnings growth and the higher tax rates of the Revenue Reconciliation Act of 1993. The impact of the tax rate increase was partially offset by new rules which permit deductions for the amortization of certain intangible assets.

BALANCE SHEET OF NTC AS OF DECEMBER 31, 1993

          Total assets amounted to $16.9 billion at December 31, 1993 and averaged $15.7 billion for the year, up 17% from last year's average of $13.4 billion. Loans and leases at December 31, 1993 amounted to $7.6 billion and averaged $7.3 billion for the year, representing a 13% increase from the $6.5 billion average reported in 1992. Common stockholders' equity at December 31, 1993 totaled $981.7 million compared with $840.5 million at December 31, 1992, an increase of 17%. Total stockholders' equity at December 31, 1993 amounted to $1.2 billion compared with $1.0 billion last year. The corporation's risk-based capital ratios remain strong at 9.3% for Tier I and 13.4% for total capital at December 31, 1993. The risk-based capital ratios substantially exceeded the regulatory minimum guidelines of 4% for Tier I and 8% for total capital. The leverage ratio (Tier I capital to fourth quarter average assets) was 6.2% at December 31, 1993.

RESULTS OF OPERATIONS OF NTC FOR QUARTER ENDED DECEMBER 31, 1993

          Net income for the fourth quarter of 1993 totaled $43.3 million, up 12% from $38.5 million reported last year. On a fully diluted basis, net income per common share also increased 12% and amounted to $.76, from $.68 last year. The ROE for the quarter was 17.4% while the ROA was 1.08% versus 18.0% and 1.09%, respectively, for the like period of 1992.

          Noninterest income totaled $140.7 million accounting for 60% of total taxable equivalent revenue, up 5% from $133.4 million in 1992. Trust fees increased 10% to $104.7 million from $95.3 million last year. Other operating income amounted to $30.7 million versus $30.5 million in 1992. Security distribution revenues totaled $5.2 million, unchanged from last year. Investment security transactions produced a net gain of $.1 million compared with $2.4 million in the fourth quarter of 1992.

          Net interest income on an FTE basis totaled $92.6 million, up 5% from $88.5 million earned in 1992. The provision for credit losses declined to $2.5 million from $6.5 million in the fourth quarter of 1992. Net charged-off loans totaled $2.5 million compared with $6.5 million last year. Noninterest expenses totaled $161.6 million, up 5% from $154.0 million in 1992. The 1992 results included a net charge of $5.4 million related to write-downs in the carrying values and sales of OREO assets.

                                 LEGAL OPINIONS

          The legality of the NTC Common Stock to be issued pursuant to the Merger will be passed upon for NTC by Schiff Hardin & Waite, 7200 Sears Tower, Chicago, Illinois 60606.

          Alston & Bird, counsel for Hazlehurst, has delivered an opinion to Hazlehurst and the Principal Stockholders concerning certain federal income tax consequences of the Merger. See "THE MERGER--Certain Federal Income Tax Consequences."


                                    EXPERTS

          The consolidated financial statements of NTC incorporated into this Proxy Statement-Prospectus by reference to NTC's Annual Report on Form 10-K for the year ended December 31, 1992 have been audited by Arthur Andersen & Co., independent accountants, as indicated in their reports with respect thereto, and are incorporated by reference in this Proxy Statement-Prospectus in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                  INDEX TO FINANCIAL STATEMENTS OF HAZLEHURST


                                                                          Page
                                                                          -----
Balance Sheets as of December 31, 1992 and 1991 and
   September 30, 1993 (each unaudited)...................................  F-2
Statements of Income and Retained Earnings for each of the years ended
   December 31, 1992, 1991 and 1990 and for the nine months ended
   September 30, 1993 (each unaudited)...................................  F-3
Statements of Cash Flows for each of the years ended
   December 31, 1992, 1991 and 1990 and for the nine months ended
   September 30, 1993 (each unaudited)...................................  F-4
Notes to Financial Statements............................................  F-5
Management's Discussion and Analysis of Financial Condition and Results
   of Operations.........................................................  F-7


                         HAZLEHURST & ASSOCIATES, INC.
                                 BALANCE SHEETS
                                 --------------
                                  (UNAUDITED)

                                                      December 31,   December 31,   September 30,
                                                          1991           1992            1993
                                                      -------------  -------------  --------------
                      Assets
                      ------
Current assets:
 Cash and cash equivalents                             $ 5,857,720     $5,591,587      $5,405,408
 Accounts receivable, net of allowance for
  doubtful accounts of $15,670 in 1991, $11,919 in
  1992 and $38,645 in 1993                               2,775,189      2,251,501       2,578,609
 Other current assets                                      137,815        133,962         139,144
                                                       -----------     ----------      ----------
    Total current assets                                 8,770,724      7,977,050       8,123,161
Property and equipment, net (Note 3)                     1,370,447      1,389,382       1,314,543
Other assets                                                16,402            800           8,300
                                                       -----------     ----------      ----------
                                                       $10,157,573     $9,367,232      $9,446,004
                                                       ===========     ==========      ==========

      Liabilities and Stockholders' Equity
      ------------------------------------
Current Liabilities:
 Accounts payable, accrued compensation and
  other accrued liabilities                            $ 2,559,739     $1,922,102      $2,200,353
 Dividends payable                                         847,770        728,169               -
Deferred rent                                              301,938        195,852         122,407
Deferred compensation                                      212,608        322,513         234,051
                                                       -----------     ----------      ----------
                                                         3,922,055      3,168,636       2,556,811
                                                       -----------     ----------      ----------
Stockholders' equity (Note 2):
 Class A Common Stock, $.0125 par value,
  19,500 shares authorized; ________, 18,600,
  and 18,600 issued in 1993, 1992, and 1991,
  respectively; 16,350, 16,350 and 16,700                      233            233             233
  outstanding in 1993, 1992, and 1991
  respectively


 Class B Common Stock, $.0125 par value,
  150,000 shares authorized; _______, 86,160
  and 85,062 shares issued in 1993, 1992, and
  1991, respectively; 85,351, 84,495 and 85,062
  outstanding in 1993, 1992 and 1991,                        1,063          1,077           1,077
  respectively



Capital in excess of par value                             595,584        657,589         609,405
Retained earnings                                        5,658,897      5,673,360       6,363,966
                                                       -----------     ----------      ----------
                                                         6,255,777      6,332,259       6,974,681

Less - 2,250 and 1,900 shares of Class A Common
 Stock in 1992 and 1991 and 1,665 shares of
 Class B Common Stock in 1992, held in
 treasury, at cost                                         (20,259)      (133,663)        (85,488)
                                                       -----------     ----------      ----------
                                                         6,235,518      6,198,596       6,889,193
Commitments (Note 5)                                             -              -               -
                                                       -----------     ----------      ----------
                                                       $10,157,573     $9,367,232      $9,446,004
                                                       ===========     ==========      ==========
See notes to financial statements.

                         HAZLEHURST & ASSOCIATES, INC.
                   STATEMENTS OF INCOME AND RETAINED EARNINGS
                   ------------------------------------------
                                  (UNAUDITED)


                                        December 31,   December 31,   December 31,   September 30,
                                            1990           1991           1992            1993
                                        -------------  -------------  -------------  --------------
Revenues:
 Actuarial and other services            $13,319,694    $15,541,337    $15,177,458      11,012,993
 Other, principally interest                 459,368        297,543        295,484         302,397
                                         -----------    -----------    -----------     -----------
                                          13,779,062     15,838,880     15,472,942      11,315,390
                                         -----------    -----------    -----------     -----------

Operating Expenses:
 Salaries and other compensation           7,999,853      9,534,646      9,120,964       6,747,570
 Payroll taxes and employee benefits       1,224,614      1,546,388      1,639,719       1,305,725
 Equipment and office rentals                545,272        693,961        792,931         588,409
 Depreciation and amortization               351,295        441,437        530,888         400,266
 Maintenance                                 245,676        265,459        316,174         212,189
 Office supplies                             227,432        311,421        273,845         159,015
 Interest                                    133,027         11,017            321              --
 Travel and entertainment                    184,792        238,222        270,911         144,897
 Taxes and licenses                           83,443        117,153         98,436          85,155
 Insurance                                    72,787         90,543         91,423          67,008
 Telephone                                    85,834        115,144        136,667          66,052
 Other operating expenses                    409,096        517,852        602,613         333,177
                                         -----------    -----------    -----------     -----------
                                          11,563,121     13,883,243     13,874,892      10,109,463
                                         -----------    -----------    -----------     -----------

Net income                                 2,215,941      1,955,637      1,598,050       1,205,927

Retained earnings, beginning of year       4,690,861      5,263,363      5,658,897       5,673,360

Distributions to stockholders             (1,643,439)    (1,560,103)    (1,583,587)       (515,321)
                                         -----------    -----------    -----------     -----------

Retained earnings, end of year           $ 5,263,363    $ 5,658,897    $ 5,673,360     $ 6,363,966
                                         ===========    ===========    ===========     ===========


See notes to financial statements.

                         HAZLEHURST & ASSOCIATES, INC.

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                             December 31,   December 31,   December 31,   September 30,
                                                                 1990           1991           1992            1993
                                                             -------------  -------------  -------------  --------------
Cash flows from operating activities:
 Net income                                                   $ 2,215,941    $ 1,955,637    $ 1,598,050      $1,205,927
                                                              -----------    -----------    -----------      ----------
 Adjustments to reconcile net income to net cash provided
  by operating activities:
     Depreciation and amortization                                351,295        441,437        530,888         400,200
     Gain on sale of fixed assets                                      --         (1,201)          (125)           (405)
     (Increase) decrease in accounts receivable                   444,754       (951,692)       523,688        (327,108)
     Decrease (increase) in other current assets                 (204,922)       114,462          3,853          (5,182)
     Decrease in other assets                                      17,604         13,120         15,602          (7,500)
     Increase (decrease) in accounts payable,
       accrued compensation and other accrued
       liabilities                                               (280,543)       209,339       (637,637)        278,251
     Increase (decrease) in dividends payable                    (286,066)       543,764       (119,601)       (728,169)
     (Decrease) increase in deferred rent                         391,240        (89,302)      (106,086)        (73,445)
     Increase in deferred compensation                           (343,488)        22,867        109,905         (88,462)
                                                              -----------    -----------    -----------      ----------
       Total adjustments                                           89,874        302,794        320,487        (551,820)
                                                              -----------    -----------    -----------      ----------
       Net cash provided by operating activities                2,305,815      2,258,431      1,918,537         654,107
                                                              -----------    -----------    -----------      ----------

Cash flows from investing activities:
 Purchases of fixed assets                                       (705,838)      (695,780)      (549,823)       (324,956)
 Proceeds from sale of property and equipment                          --          1,440            125              --
                                                              -----------    -----------    -----------      ----------
     Net cash used for investing activities                      (705,838)      (694,340)      (549,698)       (324,956)
                                                              -----------    -----------    -----------      ----------

Cash flows from financing activities:
 Sale of common stock                                              60,026             --             --              --
 Repurchase of common stock                                        (2,696)        (4,869)      (113,404)         48,175
 Principal payments of subordinated debentures                   (122,065)        (9,875)            --              --
 Employee stock bonus award                                       142,133         90,694         62,019         (48,184)
 Distributions to stockholders                                 (1,643,439)    (1,560,103)    (1,583,587)       (515,321)
                                                              -----------    -----------    -----------      ----------
     Net cash used for financing activities                    (1,566,041)    (1,484,153)    (1,634,972)       (515,330)
                                                              -----------    -----------    -----------      ----------
Net increase in cash and cash equivalents                          33,936         79,938       (266,133)       (186,179)
Cash and cash equivalents, beginning of year                    5,743,846      5,777,782      5,857,720       5,591,587
                                                              -----------    -----------    -----------      ----------
Cash and cash equivalents, end of year                        $ 5,777,782    $ 5,857,720    $ 5,591,587      $5,405,408
                                                              ===========    ===========    ===========      ==========

Supplemental disclosures of cash flow information:

 Cash paid during the year for:
     Interest                                                 $   141,373    $    12,083    $       321              --
                                                              ===========    ===========    ===========      ==========
     Income Taxes                                                      --             --             --              --
                                                              ===========    ===========    ===========      ==========

See notes to financial statements.

                         HAZLEHURST & ASSOCIATES, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1992, 1991 AND 1990
                                  (UNAUDITED)


1. DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Hazlehurst & Associates, Inc. (the "Company") is an actuarial firm that provides consulting and administrative services to employee benefit plans. Significant accounting policies of the Company are as follows:

Revenue recognition: Revenue from actuarial and other services is recognized when services are rendered.

Cash and cash equivalents: The Company considers all highly liquid short-term investments to be cash equivalents. Certificates of deposit with maturities of less than one year totaling $696,357 were included as cash equivalents in 1990.

Property and equipment: Office furniture and fixtures, computer equipment and other fixed assets are depreciated using the straight-line method over estimated useful lives of five years. Leasehold improvements are amortized using the straight-line method over the life of the related lease.

Income taxes:    The Company has elected to be taxed as an S Corporation.  Under the provisions of the Internal Revenue Code, an S Corporation is not subject to federal income tax, as its taxable income or loss accrues to its stockholders. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

2.  STOCKHOLDERS' EQUITY

  The Company has entered into agreements with its employee/stockholders requiring the Company to repurchase and the employee/stockholders to sell their Class A or Class B shares when they cease to be active employees of the Company. Class A and Class B shares have identical characteristics and privileges except that Class B stock is non-voting. The repurchase price is the tangible book value per share of the Company as defined in the stockholders' agreement dated May 15, 1980 (approximately $61 per share at December 31, 1992 and 1991, and approximately $58 per share at December 31, 1990).

  The Company has established incentive stock bonus plans (the "Plans") under which certain employees of the Company may be awarded a specified number of shares of the Company's Class A and Class B common stock. Under the Plans, stock awards are determined based on performance requirements specified by the Board of Directors. The Company records compensation expense based on the tangible book value per share of the Company's common stock at the date the shares are awarded.

  Under the terms of the Plans, the employees are required to sell the shares back to the Company upon termination of employment. The repurchase price is equal to 20% of the tangible book value per share of the Company if termination occurs within one year from the date of the award, increasing by 20% each year until the repurchase price reaches 100% of the tangible book value per share of the Company.

  Pursuant to these plans, the Company recorded compensation for stock bonus awards of $62,019, $90,694 and $142,133 in 1992, 1991 and 1990, respectively.
Each year's stock bonus award is reflected in the accompanying financial statements as capital in excess of par value. During 1992, the Company distributed 1,098 shares of Class B Common Stock related to the 1991 awards. During 1991, the Company distributed 100 shares of Class A and 2,316 shares of Class B Common Stock related to the 1990 awards. During 1990, the Company distributed 100 shares of Class A and 1,181 shares of Class B Common Stock related to the 1989 awards.

  During 1992, the Company repurchased 350 shares of Class A Common Stock and 1,665 shares of Class B Common Stock originally awarded under the Plans from a terminated employee for an average of approximately $56 per share. During 1991, the Company repurchased 152 shares of Class B Common Stock originally awarded under the Plans from a terminated employee for an average of approximately $32 per share. During 1990, the Company repurchased 150 shares of Class B stock originally awarded under the Plans from a terminated employee for approximately $18 per share.

  During 1992, 1991 and 1990, the Company declared cash dividends totalling $1,583,587, $1,560,103 and $1,643,439, respectively. Dividends of $728,169 which were accrued as of December 31, 1992 were subsequently paid in January 1993. Dividends of $847,770 which were accrued as of December 31, 1991 were subsequently paid in January 1992. Dividends of $304,006 which were accrued as of December 31, 1990 were subsequently paid in January 1991.

3. PROPERTY AND EQUIPMENT

  Property and equipment is summarized as follows:

                                             December 31,
                                -------------------------------------
                                       1992         1991         1990
                                -----------  -----------  -----------
Computer equipment              $ 2,838,335  $ 2,497,578  $ 2,008,071
Office furniture and fixtures       897,191      841,294      758,416
Leasehold improvements and
 other                              671,742      567,305      481,436
                                -----------  -----------  -----------
                                  4,407,268    3,906,177    3,247,923
Less -  Accumulated
 depreciation and amortization   (3,017,886)  (2,535,730)  (2,131,580)
                                -----------  -----------  -----------
                                $ 1,389,382  $ 1,370,477  $ 1,116,343
                                ===========  ===========  ===========

     Depreciation and amortization expense totalled $530,888, $441,437 and $351,295 for the years ended December 31, 1992, 1991 and 1990, respectively.

4.  PROFIT-SHARING PLAN

     The Company has a qualified profit-sharing plan which covers substantially all employees with at least one year of service. The Company's annual contributions to the plan, determined at the discretion of the Board of Directors, are made to a trust fund for investment on behalf of each participant. Contributions for the years ended December 31, 1992, 1991 and 1990 were approximately $658,000, $636,000 and $546,000, respectively.

5.  COMMITMENTS

     The Company leases office space and vehicles under agreements which expire at various times from 1990 through 1995. At December 31, 1992, future minimum lease payments for non-cancelable leases with terms in excess of one year were as follows:

                For the year ending
                     December 31,
                -------------------
                       1993                      $  799,158
                       1994                         796,968
                       1995                         721,767
                       1996                         177,264
                                                 ----------
                                                 $2,495,157

                HAZLEHURST MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1993 VS. SAME PERIOD 1992

     Total revenue for the nine months ended September 30, 1993 decreased
5.0% to $11.3 million compared to $11.9 million for the same period of 1992.
Net income increased 9.0% to $1.2 million compared to $1.1 million for the same period of 1992. The reduction in revenue was due in part to increased competition, particularly from mutual fund companies, and in part from the sale of municipal client business to a former employee of Hazlehurst in 1992. Two initiatives during 1993 that helped address this reduction included enhancing interactive voice response services with the addition of participant service representatives and starting to develop a product offering of outsourcing services. The participant services representatives are available to provide expanded information and services over those that are available to plan participants using the automated voice response system, as well as to answer questions and provide investment information. Hazlehurst's development of outsourcing services enables Hazlehurst to assume complete, rather than partial, responsibility for the administration of a client's total retirement program.

          The cost of operating the two office locations, Atlanta and Seattle, during the nine months ended September 30, 1993 decreased 6.5% to $10.1 million compared to $10.8 million for the same period of 1992. General expenses decreased 16.6% to $2.0 million in 1993 from $2.4 million in 1992. Additionally, personnel related expenses decreased 3.6% to $8.1 million in 1993 from $8.4 million in 1992. These decreases were due to a managed effort to control personnel and general expenses and to ongoing progress on re-engineering Hazlehurst's products and systems.

YEAR ENDED DECEMBER 31, 1992 VS. DECEMBER 31, 1991

          Total revenues for the year ended December 31, 1992 were $15.5 million as compared to $15.8 million in 1991. The decrease in revenues was primarily the result of increased competition from mutual fund companies. To address the increased competition, Hazlehurst introduced two new products.

          In January 1992, Hazlehurst began introducing its clients to a more sophisticated computer environment. For this new environment, Hazlehurst developed a completely new defined contribution recordkeeping system using transaction-based processing as opposed to the previous accumulator based approach. Expansion of the network, continued development of the recordkeeping system and transition of existing clients to this state-of-the-art system continued through 1993.

          In July 1992, Hazlehurst introduced DC OPTIMUM, which is an integrated set of services designed to meet all of a client's 401(k) plan needs. DC
OPTIMUM combines a diversified selection of top-ranked investment management options, state-of-the-art daily recordkeeping, reliable trust services, increased administrative efficiency, extensive employee communications and quality-based processes.

          The development and introduction of the state-of-the-art computer system and the DC OPTIMUM services did not contribute significantly to revenues in 1992 but helped position Hazlehurst for future growth.

          Total operating costs were $13.9 million in both 1992 and 1991. Personnel-related expenditures decreased approximately $320,000 as a result of a reduction in personnel, offset by increases in depreciation and computer equipment expenses.

          Net income was $1.6 million for the year ended December 31, 1992 and $2.0 million for 1991. The decrease is primarily the result of a decrease in revenues without a corresponding decrease in costs as Hazlehurst developed new products.

YEAR ENDED DECEMBER 31, 1991 VS. DECEMBER 31, 1990

          Total revenues for the year ended December 31, 1991 were $15.8 million as compared to $13.8 million in 1990, an increase of 14.5% The increase was primarily due to growth in the DC OPTIMUM recordkeeping segment of the business as many companies established 401(k) plans and requested that Hazlehurst maintain their administrative services.

          Total operating costs of Hazlehurst were $13.9 million in 1991 and $11.6 million in 1990. The increase of $2.3 million was primarily attributable to personnel-related expenditures increasing by $1.9 million or 21% as the average number of employees increased 22%. Other operating expenses increased 19.8% as a direct result of the increase in revenues.

          Net income was $2.0 million for the year ended December 31, 1991, and $2.2 million for the comparable period of 1990. Although revenues increased during the period, hiring increases were greater than the increase in revenues as a result of building the infrastructure for future anticipated growth.

LIQUIDITY AND CAPITAL RESERVES

          Hazlehurst's net cash provided by operations was $654,000 for the nine months ended September 30, 1993 and $1.9 million and $2.3 million for the years ended December 31, 1992 and 1991. Cash flow from operations is primarily composed of net income of $1.2 million, $1.6 million and $2.0 million for the corresponding periods, increased by the noncash depreciation charge. Cash flow from operations for the nine months ended September 30, 1993 was negatively affected by the decrease in dividends payable of $728,000 and an increase in accounts receivable of $327,000.

          Net cash used in investing activities was $326,000 for the nine months ended September 30, 1993 and $550,000 and $694,000 for the years ended December 31, 1992 and 1991. Hazlehurst's use of cash in investing activities has been for the purchase of fixed assets, primarily computers.

          Net cash used in financing activities was $515,000 for the nine months ended September 30, 1993 and $1.6 million and $1.5 million for the years ended December 31, 1992 and 1991. Financing cash flows consist primarily of cash distributions to stockholders which were $515,000, $1.6 million and $1.6 million for the corresponding periods.

          Hazlehurst has historically financed its growth through internally generated funds. Working capital at September 30, 1993 was approximately $5.6 million. Management believes that Hazlehurst's present working capital and future anticipated operating cash flows will be sufficient to fund operations for the foreseeable future.

                                                                     APPENDIX A

                                                                 EXECUTION COPY



                      AGREEMENT AND PLAN OF REORGANIZATION



                                     AMONG



                          NORTHERN TRUST CORPORATION,



                         HAZLEHURST MERGER CORPORATION,



                         HAZLEHURST & ASSOCIATES, INC.



                                      AND



          THE PRINCIPAL STOCKHOLDERS OF HAZLEHURST & ASSOCIATES, INC.



                         DATED AS OF DECEMBER 12, 1993

                               TABLE OF CONTENTS
                               -----------------
                                                                            PAGE
                                                                            ----
AGREEMENT AND PLAN OF REORGANIZATION.....................................      1
ARTICLE I................................................................      1
     MERGER AGREEMENT; CLOSING...........................................      1
      1.1   Merger Agreement.............................................      1
      1.2   Effective Date...............................................      2
      1.3   Determination of Number of Shares of NTC Common Stock........      2
      1.4   Closing Date.................................................      2
      1.5   Actions at Closing...........................................      2

ARTICLE II...............................................................      3
     REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE PRINCIPAL
          STOCKHOLDERS...................................................      3
      2.1   Organization and Existence of the Company....................      3
      2.2   Organizational Documents; Minutes and Stock Records..........      3
      2.3   Capitalization of the Company................................      3
      2.4   Ownership of the Common Stock of the Company.................      4
      2.5   Authorization of Transactions and Agreements.................      4
      2.6   Financial Statements.........................................      4
      2.7   Undisclosed Liabilities......................................      4
      2.8   Properties and Assets........................................      5
      2.9   Insurance....................................................      5
      2.10  Litigation and Compliance with Laws..........................      5
      2.11  Significant Contracts........................................      6
      2.12  No Defaults..................................................      6
      2.13  Taxes........................................................      6
      2.14  Employee Benefit Plans.......................................      7
      2.15  Environmental Liabilities....................................      8
      2.16  No Material Adverse Changes..................................      9
      2.17  Conduct of Business in Normal Course.........................      9
      2.18  Change in Business Relationships.............................      9
      2.19  Brokers' and Finders' Fees...................................      9
      2.20  No Omissions.................................................      9
ARTICLE III 9
     REPRESENTATION AND WARRANTIES OF NTC AND MERGER CO..................      9
      3.1   Organization and Existence of NTC and Merger Co..............      9
      3.2   Capitalization...............................................     10
      3.3   Authorization of Transactions and Agreements.................     10
      3.4   SEC Filings and Financial Statements.........................     10
      3.5   Brokers' and Finders' Fees...................................     11
      3.6   No Adverse Changes; Conduct of Business in Normal Course.....     11
ARTICLE IV...............................................................     11
     ADDITIONAL AGREEMENTS...............................................     11
      4.1   Conduct of Business..........................................     11

      4.2   Access to Information.........................................    12
      4.3   Stockholders Meeting; Proxy Statement.........................    12
      4.4   Regulatory Approval...........................................    13
      4.5   Registration Statement........................................    13
      4.6   Information to be Included in Proxy Statement and Registration
              Statement...................................................    13
      4.7   Affiliate Letters.............................................    14
      4.8   Merger Co. Stockholder Approval...............................    14
      4.9   Board of Directors' Notices and Minutes.......................    14
      4.10  Best Efforts..................................................    14
      4.11  Software Licensing Agreement..................................    14
      4.12  Company Option................................................    15
      4.13  Business Relations and Publicity..............................    15
      4.14  No Conduct Inconsistent with this Agreement...................    15
      4.15  Untrue Representations and Warranties.........................    15
      4.16  Indemnification by Stockholders...............................    15

ARTICLE V.................................................................    16
     CONDITIONS PRECEDENT TO OBLIGATIONS OF NTC AND MERGER CO.............    16
      5.1   Representations and Warranties; Performance of Agreements.....    16
      5.2   Closing Certificate...........................................    16
      5.3   Regulatory Approvals..........................................    16
      5.4   Approval of Merger and Delivery of Merger Agreement...........    16
      5.5   Effectiveness of the Registration Statement and Approval for
              Listing.....................................................    16
      5.6   No Litigation.................................................    16
      5.7   Audt..........................................................    17
      5.8   Opinion of Counsel............................................    17
      5.9   No Material Adverse Changes...................................    18
      5.10  Pooling of Interests Comfort Letter...........................    18
      5.11  Affiliate Letters.............................................    18
      5.12  Consents and Permissions......................................    18
      5.13  Comfort Letter................................................    19
      5.14  Employment Agreements.........................................    19
      5.15  Stock Options and Stockholders Agreement......................    19
      5.16  Indemnification by Stockholders...............................    19
      5.17  Other Documents...............................................    19
ARTICLE VI................................................................    19
     CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY AND THE PRINCIPAL
          STOCKHOLDERS....................................................    19
      6.1   Representations and Warranties; Performance of Agreements.....    19
      6.2   Closing Certificate...........................................    20
      6.3   Regulatory Approvals..........................................    20
      6.4   Approval of Merger and Delivery of Merger Agreement...........    20
      6.5   Effectiveness of the Registration Statement...................    20
      6.6   No Litigation.................................................    20
      6.7   Opinion of Counsel............................................    20
      6.8   Tax Opinion...................................................    21

      6.9   No Adverse Changes............................................    22
      6.10  Comfort Letter................................................    22
      6.11  Employment Agreements.........................................    22
      6.12  Other Documents...............................................    22
ARTICLE VII...............................................................    22
      SURVIVAL OF REPRESENTATIONS AND INDEMNITY...........................    22
      7.1   Survival of Representations...................................    22
      7.2   Indemnification...............................................    22
      7.3   Indemnification...............................................    23
ARTICLE VIII..............................................................    24
      GENERAL.............................................................    24
      8.1   Further Assurances............................................    24
      8.2   Expenses......................................................    24
      8.3   Termination...................................................    24
      8.4   Confidential Information......................................    24
      8.5   Non-Assignment................................................    25
      8.6   Notices.......................................................    25
      8.7   Specific Performance..........................................    26
      8.8   Counterparts..................................................    26
      8.9   Entire Agreement..............................................    26
      8.10  Severability..................................................    26
      8.11  Governing Law.................................................    26

                      AGREEMENT AND PLAN OF REORGANIZATION


     THIS AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is entered into as of the 12th day of December, 1993, by and among NORTHERN TRUST CORPORATION, a Delaware corporation ("NTC"), HAZLEHURST MERGER CORPORATION, a Delaware corporation, the shares of which are all owned directly or indirectly by NTC ("Merger Co."), HAZLEHURST & ASSOCIATES, INC., a Delaware corporation (the "Company"), and those stockholders of the Company whose names appear on the signature page hereto (collectively, the "Principal Stockholders").

     WHEREAS, this Agreement provides for the merger of Merger Co. with and into the Company (the "Merger") and the conversion pursuant to the Merger of all outstanding shares of common stock of the Company into shares of common stock of NTC, all in accordance with the terms and conditions of the Merger Agreement (as hereinafter defined); and

     WHEREAS, the Principal Stockholders and the respective Boards of Directors of the parties hereto deem the Merger desirable and in the best interests of the parties and their respective stockholders; and

     WHEREAS, the parties hereto desire and intend that the Merger qualify as a reorganization in accordance with Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code");

     NOW THEREFORE, the parties hereby covenant and agree as follows:


                                   ARTICLE I
                           MERGER AGREEMENT; CLOSING

     1.1 MERGER AGREEMENT. The Company and Merger Co. each agree to authorize, approve and execute a merger agreement, substantially in the form attached as Exhibit A hereto (the "Merger Agreement"), in accordance with and subject to the terms, provisions and conditions of this Agreement, pursuant to which Merger Co. shall be merged with and into the Company, the separate corporate existence of Merger Co. shall cease, and the Company shall be the surviving corporation. As set forth more fully in the Merger Agreement, pursuant to the Merger:

     (a)  the certificate of incorporation of the Company, as in effect
immediately prior to the Effective   Date, shall be, from and after the
Effective Date, the certificate of incorporation of the surviving corporation;

     (b) the by-laws of Merger Co., as in effect immediately prior to the Effective Date, shall be, from and after the Effective Date, the by-laws of the surviving corporation;

     (c) the directors of Merger Co., immediately prior to the Effective Date, and Mr. James G. Pope shall be, from and after the Effective Date, the directors of the surviving corporation; and

     (d) the officers of the Company, immediately prior to the Effective Date, and Dennis Sain shall be, from and after the Effective Date, the officers of the surviving corporation.

     1.2 EFFECTIVE DATE. The Merger shall be effective on a date, mutually agreed upon by the parties and specified in a certificate of merger to be filed with the Secretary of State of the State of Delaware (the "Effective Date"), which date shall be on or after the date of filing of the properly executed certificate of merger with the Secretary of State of the State of Delaware in the manner provided for by the applicable laws of the State of Delaware.

     1.3 DETERMINATION OF NUMBER OF SHARES OF NTC COMMON STOCK. Subject to the consummation of the Merger in accordance with the terms and provisions of this Agreement and the Merger Agreement, all validly issued and outstanding shares of Common Stock of the Company (as hereinafter defined) on the Effective Date shall be converted, by virtue of the Merger, into such number of shares of common stock of NTC as shall have a market value equal to $22,500,000, determined on the basis of the unweighted average of the last-sale prices for the common stock of NTC, as reported by the National Association of Securities Dealers Automated Quotations ("NASDAQ") for the twenty trading days ending on the fifth trading day preceding the Closing (the "Closing Date Value"), but not more than 681,818, nor less than 468,750, unless the Company shall so elect pursuant to Section 4.12 hereof (before giving effect to the payment of cash in lieu of fractional shares or to any reduction in the number of shares issuable in the Merger as a result of the exercise of appraisal rights), shares of common stock of NTC. On or before the Effective Date, NTC shall authorize the issuance of and shall make available to Merger Co. a sufficient number of shares of common stock of NTC to enable Merger Co. to deliver, if and when required, the number of shares of common stock of NTC that the stockholders of the Company shall be entitled to receive as provided in this Agreement and the Merger Agreement. As provided in the Merger Agreement, no fractional shares of common stock of NTC shall be issued in the Merger, and cash shall be paid in lieu of fractional shares.

     1.4 CLOSING DATE. The consummation of the transactions contemplated by this Agreement and the Merger Agreement shall take place at a closing (the "Closing") to be held on a date which shall be mutually agreed upon by the parties (the "Closing Date"), which date shall be on the last day of the month in which all of the conditions to the Merger set forth in Sections 5.3 and 5.4 have been satisfied. In the event that any litigation of the type contemplated by Sections 5.6 or 6.6 is filed, NTC or the Company may postpone the Closing by written notice until such approvals have been obtained or such motion, appeal or litigation is resolved, but in no event shall such Closing be postponed beyond the close of business on June 30, 1994.

     1.5 ACTIONS AT CLOSING. At the Closing, the parties shall (i) exchange the various documents contemplated hereby, and (ii) cause a certificate of merger to be filed with the Secretary of State of the State of Delaware, as provided by the statutes of the State of Delaware. Upon verification that the Merger has become effective as provided by the statutes of the State of Delaware, NTC and the Company shall take all actions provided for in the Merger Agreement for delivery of common stock of NTC in exchange for the Common Stock of the Company. The Closing shall take place at 10:00 o'clock a.m., local time, on the Closing Date at the offices of Schiff Hardin & Waite, 7200 Sears Tower, Chicago, Illinois 60606, or at such other place upon which the parties may agree.

                                  ARTICLE II
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY
                         AND THE PRINCIPAL STOCKHOLDERS

     This Agreement is entered into by NTC and Merger Co. upon the understanding, and the Company and the Principal Stockholders jointly and severally, with the exception of Section 2.4 hereof which is given severally by each Principal Stockholder as to his shares, represent and warrant, that the following statements are true and correct on the date of this Agreement, subject, however, to exceptions and disclosures to be made by the Company and the Principal Stockholders in the Disclosure Schedule and any other schedules to this Agreement to be delivered to NTC on or before January 15, 1994. It is acknowledged that NTC shall have the right by written notice to terminate on or before February 15, 1994, its obligations under this Merger Agreement and all related documents, without the requirement to enter into the Software Licensing Agreement described in Section 4.11 hereof, in the event that the disclosures in the Disclosure Schedule contain disclosures not already known to NTC which constitute a material adverse change in the business, income, operations, assets, liabilities, financial condition, or prospects of the Company or the value of this proposed transaction to NTC. To the best knowledge of the Principal Stockholders, on the date of this Agreement there are no material liabilities of the type required to be disclosed under the terms of this Agreement that have not been previously disclosed to NTC, or disclosed, reserved against, or accrued for in the Financial Statements (as hereinafter defined); provided, however, that this separate representation shall lapse and be of no further affect in the event NTC does not exercise its right to terminate based on the Disclosure Schedule.

     2.1 ORGANIZATION AND EXISTENCE OF THE COMPANY. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the corporate power to own its properties and to carry on its business as it is now being conducted, and is duly qualified and in good standing as a foreign corporation in each jurisdiction where the location and character of its properties and the business conducted by it require such qualification. The Company has no subsidiaries.

     2.2 ORGANIZATIONAL DOCUMENTS; MINUTES AND STOCK RECORDS. The Company has furnished NTC with copies of the certificate of incorporation and the by-laws of the Company, in each case as amended to the date hereof, and with such other documents relating to the authority of the Company to conduct its business as NTC has requested. All such documents are complete and correct. The stock register and minute books of the Company are complete and correct in all material respects and accurately reflect all meetings, consents, and other actions of the organizers, incorporators, stockholders, board of directors, and committees of the board of directors of the Company and all transactions in the capital stock of the Company occurring since its initial organization.

     2.3 CAPITALIZATION OF THE COMPANY. The authorized capital stock of the Company consists of 169,500 shares of common stock, par value $0.0125 per share (the "Common Stock of the Company"), of which 19,500 shares are designated as Class A Common Stock, 16,350 of which are issued and outstanding, and 150,000 shares are designated as Class B Common Stock, 85,351 of which are issued and outstanding. The issued and outstanding shares of Common Stock of the Company have been duly and validly authorized and issued, are fully paid and nonassessable, and are free of preemptive rights. Except for rights of NTC and Merger Co. under this Agreement and the shares of Common Stock of the Company to be issued prior to the Closing under the Company's bonus plan in an amount which shall not cause the total issued and outstanding shares of the Company's common stock to exceed 105,000 shares (the "Bonus Plan Shares"), there are no options, agreements, contracts, or other rights in existence to purchase or acquire from the Company any shares of capital stock of the Company, whether now or hereafter authorized or issued.

     2.4 OWNERSHIP OF THE COMMON STOCK OF THE COMPANY. Each Principal Stockholder represents and warrants separately that he is the record and beneficial owner of the number of shares of Common Stock of the Company set forth opposite his name on the signature page hereto and that he holds his shares of Common Stock of the Company free and clear of any lien, encumbrance, mortgage, pledge, security interest, or charge of any kind and has full power and authority to transfer those shares pursuant to this Agreement and to take all other steps necessary to complete the Merger.

     2.5 AUTHORIZATION OF TRANSACTIONS AND AGREEMENTS. The execution, delivery and performance of this Agreement have been duly authorized by the board of directors of the Company in accordance with the certificate of incorporation and by-laws of the Company and governing Delaware law. This Agreement constitutes the legal, valid, and binding obligations of the Company and the Principal Stockholders, enforceable against the Company and the Principal Stockholders in accordance with its terms. The Merger Agreement will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. Subject to such approval by the stockholders of the Company as may be required by the laws of the State of Delaware and the certificate of incorporation and by-laws of the Company, the Company has the corporate power to execute, deliver and perform this Agreement and the Merger Agreement and to consummate the transactions herein and therein contemplated, and such execution, delivery and performance do not violate any provisions of the certificate of incorporation or by-laws of the Company or any agreement to which the Company is a party or by which the Company is otherwise bound. Except for the approval of the stockholders of the Company referred to in Sections 5.4 and 6.4 hereof, no consent of any regulatory authority or other person is required to be obtained by the Company in order to permit consummation of the Merger.

     2.6 FINANCIAL STATEMENTS. The Company has furnished NTC with true and complete copies of the following financial statements (the "Financial Statements"): (a) unaudited balance sheets of the Company as at December 31, 1992 and 1991 and the related statements of income and retained earnings for the years then ended, together with the notes thereto, and (b) an unaudited interim balance sheet of the Company as at September 30, 1993 and related statements of income and retained earnings for the nine-month period then ended. Each of the Financial Statements referred to in clauses (a) and (b) of this Section 2.6 has been prepared in conformity with generally accepted accounting principles applied on a consistent basis and presents fairly the financial position of the Company at the dates shown and the results of its operations and changes in financial position for the periods then ended. The interim Financial Statements of the Company as at, and for, the period ending September 30, 1993, include all adjustments necessary for a fair presentation of the financial position of the Company and the results of its operations for the interim period presented, subject to normal, recurring year-end adjustments that are not material and the omission of footnote disclosure.

     2.7 UNDISCLOSED LIABILITIES. The Company has no liabilities, whether accrued, absolute, contingent, or otherwise, existing or arising out of any transaction or state of facts existing on or prior to the date hereof, except
(a) as and to the extent disclosed, reflected or reserved against in the Financial Statements; (b) as and to the extent arising under contracts, commitments, transactions, or circumstances identified in the schedules provided for herein, excluding any liabilities for breaches; (c) as and to the extent incurred in the ordinary course of business since September 30, 1993, and (d) liabilities, not material in the aggregate and incurred in the ordinary course of business, which, under generally accepted accounting principles, would not be required to be reflected on a balance sheet prepared as of the date hereof. Any liabilities incurred in connection with judicial, administrative or arbitration proceedings or claims against the Company shall not be deemed to be incurred in the ordinary course of business.

     2.8 PROPERTIES AND ASSETS. The Schedule of Real Property sets forth a complete and correct description of all real property owned or leased by the Company. The Company owns, or has a valid right to use or a leasehold interest in, all real property used by it in the conduct of its business as such business has been or are now being conducted. Except as otherwise disclosed on the Schedule of Real Property, the Company's ownership or leasehold interest in such property is subject to no mortgage, pledge, lien, option, conditional sale agreement, encumbrance, security interest, title exception or restriction or claim or charge of any kind. All material certificates, licenses and permits required for the lawful use and occupancy of any real property by the Company have been obtained and are in full force and effect. The Schedule of Tangible Personal Property which sets forth a complete and correct description of all material personal property owned by the Company or used by the Company in the conduct of its business. Except as otherwise disclosed on the Schedule of Tangible Personal Property, all of said assets are owned free and clear of any liens, claims, encumbrances, or rights of others and all of said assets are in good working condition, normal wear and tear excepted. The assets reflected in the most recent of the Financial Statements or identified in this Agreement or in the schedules provided for herein include (a) all of the assets owned by the Company, except for those subsequently disposed of by the Company for fair value in the ordinary course of business, and (2) all of the assets used or intended for use by the Company in the conduct of its business.

     2.9 INSURANCE. The Schedule of Insurance sets forth a complete and correct list of all policies of insurance in which the Company is named as an insured party, which otherwise relate to or cover any assets, properties, premises, operations or personnel of the Company or which is owned or carried by the Company. The Company has in full force and effect policies of insurance issued by reputable insurance companies against loss or damage of the kinds and in the amounts identified in the policy summaries, and all premiums and costs with respect thereto are set forth in the Schedule of Insurance. There has been no notice given by any party of interest in or to any such policies claiming any breach or violation of any provisions thereof, disclaiming or denying coverage thereof or canceling or threatening cancellation of any such insurance contracts.

     2.10 LITIGATION AND COMPLIANCE WITH LAWS. The Company and its directors, officers, and employees, in connection with their activities on behalf of the Company, are in compliance in all material respects with all laws and regulations of all governmental agencies and self-regulatory agencies having jurisdiction over the business of the Company or the activities of such persons. Except as set forth in the Schedule of Litigation, there are no claims, actions, suits, or proceedings pending or, to the best knowledge of the Principal Stockholders and Company, threatened or affecting the Company or any of its officers, directors or employees (in their capacities as such), at law or in equity, or before any federal, state, municipal, or other governmental authority or any arbitrator or arbitration panel, whether by contract or otherwise, and there is no decree, judgment, order or arbitration award of any kind in existence against or restraining the Company or any of its officers, directors or employees from taking any action of any kind in connection with the business of the Company.

     2.11 SIGNIFICANT CONTRACTS. The Company has furnished to NTC a Schedule of Significant Contracts, together with true and complete copies of the documents referred to in the Schedule, which completely and accurately describes every contract, commitment, or arrangement (whether written or oral) of a material nature (or that assumes materiality because of its continuing nature) under which the Company is obligated on the date hereof, including the following:

     (a) All consulting arrangements, and contracts for professional, advisory, and other services, including contracts under which the Company performs services for others whereunder the total future payments on an annual basis are, in each instance, more than $50,000;

     (b) All leases of real estate or personal property, other than leases of personal property whereunder total future rentals are, in each instance, less than $50,000;

     (c) All contracts, commitments and agreements for the acquisition, development or disposition of real or personal property other than conditional sales contracts and security agreements whereunder total future payments are, in each instance, less than $50,000;

     (d) All contracts relating to the employment, engagement, compensation or termination of directors, officers, employees, or agents of the Company and all bonus, pension, retirement, profit sharing, stock option, stock purchase, stock appreciation, insurance or similar plans or arrangements for the benefit of any employees, officers or directors of the Company, including all Benefit Plans as defined in Section 2.14;

     (e) All loans, loan commitments, letters of credit or other financial accommodations arrangements or evidences of indebtedness, including modifications or amendments thereof, extended to or for the benefit of the Company;

     (f)  All union and other labor contracts; and

     (g) All other material contracts, made other than in the usual or ordinary course of business of the Company, to which the Company is a party or under which the Company is obligated.

     2.12 NO DEFAULTS. The Company has fulfilled and taken all action reasonably necessary to date to enable it to fulfill, when due, all of its material obligations under all contracts, commitments and arrangements to which it is a party. There are no defaults under any such contracts, commitments and arrangements, and no events have occurred that, with the lapse of time or the election of any other party, will become defaults by the Company. No breach or default by any other party under such contracts, commitments or arrangements has occurred or, to the Principal Stockholders' or the Company's knowledge, is threatened that will or could impair the ability of the Company to enforce any of its rights thereunder in any material respect.

     2.13 TAXES. All federal, state and local income, franchise, excise, real and personal property, employment and other material tax reports, returns, declarations and information statements (collectively, the "Returns") required to be filed in connection with the Company's business and operations have been timely filed, all information included in such Returns is accurate in all material respects and all taxes shown as payable by the Company on such Returns have been paid when due, including, without limitation, income, withholding, payroll, sales and use and real and personal property taxes. All Returns covering periods through the fiscal year ended

December 31, 1992, have been filed and adequate provisions for taxes (including any penalties and interest) have been made on the books of the Company and on the most recent Financial Statements. The Principal Stockholders and, to the best knowledge of the Company and the Principal Stockholders, the other stockholders of the Company have properly included, and paid, or received an extension of time in accordance with applicable law for the filing of returns relating to, all applicable taxes with respect to their distributive shares of the Company's income in respect of such Returns. There are no pending tax audits of the Company or any of its stockholders who own in excess of 2% of the shares of Common Stock of the Company relating to the Company's business and operations and neither the Company or any of its stockholders who own in excess of 2% of the shares of Common Stock of the Company has given any waiver or extension (that continues in effect) of any period of limitation governing the time of assessment or collection of any such taxes, nor has the Company or any of the Principal Stockholders received any notice of any proposed deficiency relating to the Company's business and operations for any duty, tax, assessment or governmental charge, and there are no pending claims with respect thereto.

     2.14  EMPLOYEE BENEFIT PLANS.

     (a) The Schedule of Significant Contracts sets forth a complete and accurate list of each employee benefit plan within the meaning of Section 3(3) of ERISA (the "ERISA Plans"), each compensation, consulting, employment or collective bargaining agreement, and each stock option, stock purchase, stock appreciation right, life, health, disability or other insurance or benefit, bonus, deferred or incentive compensation, severance or separation, profit sharing, retirement, or other employee benefit plan, practice, policy or arrangement of any kind, oral or written, covering employees or former employees of the Company which the Company or any ERISA Affiliate (as defined below) of the Company maintains or contributes to (or maintained or contributed to since January 1, 1987) or to which the Company or any ERISA Affiliate of the Company is a party or by which it is otherwise bound (collectively, together with the ERISA Plans, the "Benefit Plans"). No Benefit Plan is a "defined benefit plan" (as defined in Section 414(j) of the Code). The term "ERISA Affiliate" shall mean with respect to any person, any trade or business (whether or not incorporated) which, (i) together with such person, is under "common control" as described in Section 414(c) of the Code and the Consolidated Omnibus Budget Reconciliation Act and regulations or interpretations thereunder, or (ii) is a member of a "controlled group," as defined in Section 414(b) of the Code, which includes such person.

     (b) The Company has not entered into and does not maintain any Benefit Plan which includes any change of control provisions which would cause an increase or acceleration of benefits or benefit entitlements to employees or former employees of the Company or any other increase in the liabilities of the Company under such Benefit Plan as a result of the transactions contemplated by this Agreement.

     (c) Neither the Company nor any ERISA Affiliate of the Company maintains or has ever maintained or participates or has ever participated in a multiemployer plan within the meaning of Section 3(37) of ERISA. Neither the Company nor any ERISA Affiliate of the Company nor any director or employee of any of the foregoing, nor any fiduciary of any ERISA Plan has engaged in any transaction in violation of Section 406 of ERISA or any "prohibited transaction" (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under Section 408(b) of ERISA or Section 4975(d) of the Code in connection with such ERISA Plan. Neither the Company nor any ERISA Affiliate of the Company provides or has ever provided medical benefits to former employees, except as required by Section 601 of ERISA.

     (d) Each ERISA Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a determination letter from the Internal Revenue Service to the effect that it is so qualified under the Code and that its related funding instrument is tax-exempt under Section 501 of the Code.

     (e) Except as provided in Schedule 2.14, each Benefit Plan is, and since its inception, has been administered in material compliance with its terms and with all applicable laws, rules and regulations governing such Benefit Plan, including, without limitation, the rules and regulations promulgated by the Department of Labor, the PBGC and the Internal Revenue Service under ERISA, the Code or any other applicable law. None of the Company or any fiduciary with respect to any Benefit Plan has breached any of the responsibilities, obligations or duties imposed on it by ERISA.

     (f) There is no litigation, claim or assessment pending or, to the best knowledge of the Principal Stockholders and the Company, threatened by, on behalf of, or against any of the Benefit Plans or against the administrators or trustees or other fiduciaries of any of the Benefit Plans that alleges a violation of applicable state or federal law. To the best knowledge of the Principal Stockholders and Company, there is no basis for any such litigation, claim or assessment.

     (g) All accrued contributions and other payments to be made by the Company to any Benefit Plan through the date hereof have been made or reserves adequate for such purposes have been set aside therefor and reflected in the Financial Statements. The Company is not in default in performing any of its contractual obligations under any of the Benefit Plans or any related trust agreement or insurance contract. There are no outstanding liabilities with respect to any Benefit Plan other than liabilities for benefits to be paid to participants in such Benefit Plan and their beneficiaries in accordance with the terms of such Benefit Plan.

     2.15  ENVIRONMENTAL LIABILITIES.   The Company is in compliance in all
material respects with all applicable federal, state, county and municipal laws, regulations, authorizations, licenses, approvals, permits and orders relating to air, water, soil, solid waste management, Hazardous Substances (as defined below), or the protection of health or the environment (collectively, the "Environmental Laws"). There are no claims, actions, suits or proceedings pending or, to the best knowledge of the Principal Stockholders and the Company, threatened against, or involving, the Company under any of the Environmental Laws (whether by reason of any failure to comply with any of the Environmental Laws or otherwise). No decree, judgment or order of any kind under any of the Environmental Laws has been entered against the Company. There has not been a Release on any property owned or leased by the Company of any Hazardous Substance, and neither the Company nor the Principal Stockholders has received any notification from any governmental entity that as to any property owned or leased by the Company or any business and activities conducted on any such property, there exists or has occurred a violation of applicable environmental laws or potential liability for Release of Hazardous Substances. For purposes of this Section 2.15, "Hazardous Substance" shall mean a hazardous or toxic substance (as defined under the Comprehensive Environmental Response, Compensation and Liability Act, as amended) and petroleum, including crude oil or any fraction thereof, but excluding underground crude oil in its natural unrefined state, prior to its initial extraction, and "Release" shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or other disposal in any amount into or onto the air, ground or surface water, land, or other parts of the environment, however caused.

     2.16 NO MATERIAL ADVERSE CHANGES. Other than as specifically disclosed in this Agreement, the Financial Statements, the schedules delivered pursuant to this Agreement or the documents referred to in this Agreement as having been delivered to NTC, or as otherwise heretofore disclosed in writing to NTC by the Company, there has not occurred (1) any material adverse change since September 30, 1993 in the business, income, operations, assets, liabilities, financial condition, or prospects of the Company, or (2) any condition (other than general economic or competitive conditions), event, circumstance, fact, or other occurrence, whether occurring before or since September 30, 1993 that may reasonably be expected to have or result in such a material adverse change (collectively, a "Company Material Adverse Change").

     2.17 CONDUCT OF BUSINESS IN NORMAL COURSE. Since September 30, 1993, the business of the Company has been conducted only in the ordinary and usual course consistent with past practice and with the restrictions set forth in Section 4.1 (as though such restrictions had been in force and effect throughout such period).

     2.18 CHANGE IN BUSINESS RELATIONSHIPS. Neither the Company nor the Principal Stockholders have notice or reason to believe, whether on account of the transactions contemplated by this Agreement or otherwise, that (a) any customer, agent, representative or supplier of the Company intends to discontinue, diminish or change its relationship with the Company, the effect of which would be material to the business of the Company, or (b) any executive officer or key employee of the Company intends to terminate or substantially alter the terms of his or her employment.

     2.19 BROKERS' AND FINDERS' FEES. The Company has not incurred any liability for brokerage commissions, finders' fees, or like compensation with respect to the transactions contemplated hereunder.

     2.20 NO OMISSIONS. None of the Statements of Essential Facts contained in Article II and none of the representations, warranties and covenants of the Company or the Principal Stockholders contained herein or in the schedules provided for herein or in the Financial Statements is false or misleading in any material respect or omits to state a fact herein or therein necessary to make such statements not misleading in any material respect.


                                  ARTICLE III
              REPRESENTATION AND WARRANTIES OF NTC AND MERGER CO.

     This Agreement is entered into by the Company and the Principal Stockholders upon the understanding, and NTC and Merger Co. jointly and severally represent and warrant, that the following statements are true and correct on the date of this Agreement.

     3.1  ORGANIZATION AND EXISTENCE OF NTC AND MERGER CO.   NTC and Merger Co.
are corporations duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of NTC and Merger Co. has the corporate power to own its own properties and to carry on its business as it is now being conducted, and each is duly qualified and in good standing as a foreign corporation in each jurisdiction where the location and character of its properties and the business conducted by it require such qualification.

     3.2  CAPITALIZATION.

     (a) The authorized capital stock of NTC consists of (a) 140,000,000 shares of common stock, par value $1.66 2/3 per share, of which 53,142,573 shares were issued and out-standing as of November 30, 1993, and (b) 10,000,000 shares of Preferred Stock, of which 51,200 shares are issued and outstanding;

     (b) The authorized capital stock of Merger Co. consists of 1,000 shares of common stock, par value $1.00 per share, all of which are issued and outstanding and are owned of record and beneficially by NTC; and

     (c) The shares of common stock of NTC deliverable pursuant to this Agreement and the Merger Agreement will be duly authorized and, upon issuance and delivery in accordance with the terms hereof and thereof, will be validly issued, fully paid, and nonassessable, with no liability attaching to the ownership thereof arising from NTC or Merger Co., and such shares will have been registered under the Securities Act of 1933 (the "Securities Act") and approved for listing on the NASDAQ National Market System.

     3.3 AUTHORIZATION OF TRANSACTIONS AND AGREEMENTS. The execution, delivery, and performance of this Agreement have been duly authorized by the boards of directors of NTC and Merger Co. in accordance with their respective certificates of incorporation and by-laws and governing statutes. This Agreement constitutes, and the Merger Agreement will constitute, the legal, valid and binding obligations of NTC and Merger Co., enforceable against each of them in accordance with their respective terms. Approval thereof by the stockholders of NTC is not required by law or by the rules of the National Association of Securities Dealers, Inc. (the "NASD"). Both NTC and Merger Co. have the corporate power to execute, deliver and perform this Agreement and the Merger Agreement and to consummate the transactions herein and therein contemplated, and such execution, delivery and performance do not violate any provisions of the respective certificates of incorporation or by-laws of NTC or Merger Co., or any agreement to which either NTC or Merger Co. is a party or by which either NTC or Merger Co. is otherwise bound. Except for the regulatory approval referred to in Section 4.4 hereof, approval of the sole stockholder of Merger Co. referred to in Section 4.8 hereof, the registration of the offer and sale of the common stock of NTC to be issued pursuant to the Merger under the Securities Act, the registration or qualification of the common stock of NTC under any applicable state securities or "blue sky" laws, and the filing with the NASD of prior notice of the issuance of additional shares of common stock of NTC, no consent of any governmental authority or other person is required to be obtained, and no prior notice to any governmental authority or other person is required to be given, by NTC or Merger Co. in order to permit consummation of the Merger.

     3.4  SEC FILINGS AND FINANCIAL STATEMENTS.

     (a) NTC has heretofore delivered to the Company copies of NTC's (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1992, (ii) 1992 Annual Report to Shareholders, (iii) Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 1993 and September 30, 1993, and (iv) all other reports, registration statements and other documents filed by NTC with the Securities and Exchange Commission (the "Commission") since December 31, 1992 (collectively, the "NTC Filings"). Since December 31, 1992, NTC has timely filed all reports, registration statements and other documents required to be filed with the Commission under the rules and regulations of the Commission, and all such reports, registration statements and other documents have complied in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Securities Act or the Securities Exchange Act of 1934 (the "Exchange Act"). As of their respective filing and effective dates, none of such reports, registration statements or other documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) The audited consolidated financial statements and unaudited interim financial statements of NTC contained or incorporated by reference in the NTC Filings have been prepared in conformity with generally accepted accounting principles applied on a consistent basis, and, together with the notes thereto, present fairly the consolidated financial position of NTC and its subsidiaries at the dates shown and the consolidated results of their operations, changes in stockholders' equity and cash flows for the periods then ended. The unaudited interim financial statements as at, and for, the periods ending June 30, 1993 and September 30, 1993 include all adjustments necessary for a fair presentation of the financial position of NTC and its subsidiaries and the results of their respective operations for the interim periods presented, subject to normal, recurring year-end adjustments and the omission of footnote disclosure.

     3.5 BROKERS' AND FINDERS' FEES. Neither NTC nor Merger Co. has incurred any brokerage commissions, finders' fees or like compensation with respect to the transactions contemplated hereby.

     3.6 NO ADVERSE CHANGES; CONDUCT OF BUSINESS IN NORMAL COURSE. Other than as specifically disclosed in this Agreement, the NTC Filings or any other documents referred to in this Agreement as having been delivered to the Company, there has not occurred (1) any material adverse change since September 30, 1993 in the business, income, operations, assets, liabilities, financial condition or prospects of NTC, or (2) any condition (other than general economic or competitive conditions), event, circumstance, fact or other occurrence, whether occurring before or since September 30, 1993, that may reasonably be expected to have or result in such a material adverse change. Since September 30, 1993 the business of NTC has been conducted only in the ordinary and usual course consistent with past practice or in a manner approved by the appropriate regulatory authorities.


                                   ARTICLE IV
                             ADDITIONAL AGREEMENTS

     4.1  CONDUCT OF BUSINESS.   Except as  otherwise contemplated in this
Agreement, the Company shall conduct its business in the usual and ordinary course consistent with past practice. Without limiting the foregoing, except as otherwise contemplated in this Agreement or with the prior written consent of NTC, (a) no change shall be made in the certificate of incorporation or by-laws of the Company; (b) no change shall be made in the capitalization of the Company or in the number of issued and outstanding shares of the Company, except for any Company repurchases of shares of Common Stock of the Company pursuant to the terms of the Stockholder Agreement dated July 31, 1987, and for the issuance of the Bonus Plan Shares; (c) the compensation or benefits of officers or key employees of the Company shall not be increased and no bonuses shall be paid except for normal and customary increases made or bonuses paid or accrued or booked on or before September 30, 1993 in accordance with past practices; (d) except for a normal year-end dividend of $880,000 in the aggregate, no dividends or other distributions shall be declared or paid by the Company;(e) the Company shall use its best efforts to maintain its present insurance coverage in respect to its properties and business; (f) no significant changes shall be made in the general nature of the business conducted by the Company; (g) no employment, consulting, or other similar agreements shall be entered into by the Company that are not terminable by the Company on 30 days' notice or less without penalty or obligation, except for contracts with existing or new clients of the Company and normal maintenance contracts of the Company entered into in the ordinary course consistent with past practice; (h) the Company shall not take any action that would result in a termination, partial termination, curtailment, discontinuance of a Benefit Plan or merger of any Benefit Plan into another plan or trust; (i) the stockholders owning in excess of 2% of the shares of Common Stock of the Company shall file all Returns in a timely manner and shall not make any application for or consent to any extension of time for filing any Return or any extension of the period of limitations applicable thereto; (j) the Company shall not make any expenditure for fixed assets in excess of $125,000 for any single item, or $500,000 in the aggregate, or enter into leases of fixed assets having an annual rental in excess of $100,000; (k) the Company shall not incur any liabilities or obligations, make any commitments or disbursements, acquire or dispose of any property or asset, make any contract or agreement, or engage in any transaction except in the ordinary course consistent with past practices; (l) the Company shall not do or fail to do anything that will cause a breach of, or default under, any contract, agreement, commitment, obligation, appointment, plan, trust or other arrangement to which the Company is a party or by which the Company is otherwise bound; and (m) no changes of a material nature shall be made in the Company's accounting procedures, methods, policies or practices or the manner in which the Company maintains its records.

     4.2 ACCESS TO INFORMATION. To the extent permissible under law, the Company and the Principal Stockholders shall (a) give NTC and its representatives full access to further information (including, but not limited to, records, files, correspondence, tax work papers and audit work papers) with respect to the Company (but specifically excluding any individual tax returns of the Company's stockholders); and (b) furnish to NTC and its representatives, as soon as they become available, all month-end balance sheets and profit and loss statements of the Company, internal and external audit reports of the Company and such other reports relating to the Company that NTC may reasonably request. NTC shall use such information solely for the purpose of conducting business, legal and financial reviews of the Company and for such other purposes as may be related to this Agreement. NTC shall maintain the confidentiality of all such information (other than information which is in the public domain or otherwise ascertainable from public or outside sources) except to the extent that disclosure is required by judicial process or governmental or regulatory authorities in which case NTC shall give the Company and the Principal Stockholders prompt notice in order that they may seek to obtain a protective order. Pending the Closing, representatives of NTC shall be given full access to the Company's business activities and afforded the opportunity to observe its business activities and consult with its directors and officers regarding the same on an ongoing basis.

     4.3 STOCKHOLDERS MEETING; PROXY STATEMENT. As soon as practicable after the Registration Statement is declared effective, and in no event later than March 7, 1994, the Company shall call and hold a special meeting of the stockholders of the Company (the "Stockholders Meeting") to act upon and consider the Merger and the Merger Agreement in accordance with the certificate
of incorporation and by-laws of the Company and applicable Delaware law.   Prior
to the Stockholders Meeting, the Company will prepare and distribute to its stockholders a definitive proxy statement (the "Proxy Statement") that will comprise part of the Registration Statement (as defined in Section 4.5 hereof). The Proxy Statement shall contain (a) such information as is required to be included in the Registration Statement and (b) such additional information as NTC deems reasonably necessary so that the Proxy Statement may be included as part of the Registration Statement. NTC shall furnish to the Company such information relating to it and its affiliates and the transactions contemplated in this Agreement and the Merger Agreement and such further information as may be necessary or as may be reasonably requested by the Company for use in the Proxy Statement. The Company shall furnish NTC and its counsel with a copy of the Proxy Statement in advance of mailing and a reasonable time prior to the proposed date on which the Registration Statement is to be filed with the Commission, and the Company shall make such changes to the Proxy Statement as NTC deems necessary to permit the Proxy Statement to be included in the Registration Statement. The Company shall not mail or otherwise furnish or publish to its stockholders any proxy solicitation material or other material relating to the Merger or the Merger Agreement that might constitute a "prospectus" within the meaning of the Securities Act other than the Proxy Statement. The Company, acting through its board of directors, shall recommend to the stockholders of the Company that they vote their shares in favor of the Merger and the Merger Agreement and shall reflect such recommendation in the Proxy Statement. The Company shall take all lawful action to solicit proxies for and otherwise obtain stockholder approval of the Merger and Merger Agreement. The Principal Stockholders agree to vote their shares in favor of the Merger at the meeting and any adjournment thereof.

     4.4 REGULATORY APPROVAL. NTC and Merger Co. will, as soon as practicable, file with the Federal Reserve Board an application for, and use their best efforts to obtain, approval of the transactions contemplated by this Agreement and the Merger Agreement under the Bank Holding Company Act of 1956, as amended, upon such terms and conditions as are satisfactory to NTC. The Company and the Principal Stockholders shall cooperate fully in the process of obtaining such approval.

     4.5 REGISTRATION STATEMENT. As soon as reasonably practicable after the date hereof, NTC shall prepare and file with the Commission a Registration Statement registering under the Securities Act the offer and sale of the shares of common stock of NTC to be issued in the Merger (the "Registration Statement"). NTC shall use its best efforts to have the Registration Statement declared effective and shall maintain such effectiveness until immediately after the Effective Date. The Company shall cooperate with NTC in the preparation, filing and process of securing the effectiveness of the Registration Statement and shall furnish to NTC such information relating to it and its affiliates and the transactions contemplated in this Agreement and the Merger Agreement and such further and supplemental information as may be necessary or as may be reasonably requested by NTC for use in the Registration Statement. NTC will use its best efforts to obtain all necessary blue sky permits and approvals required to permit the issuance of common stock of NTC in the Merger and to obtain approval for listing the shares of common stock of NTC to be issued in the Merger on the NASDAQ National Market System.

     4.6 INFORMATION TO BE INCLUDED IN PROXY STATEMENT AND REGISTRATION STATEMENT. None of the information furnished by NTC, Merger Co. or the Company for inclusion in the Registration Statement, the Proxy Statement, or any other document filed with the Commission or any state securities commission, at the respective times at which such documents are filed with the Commission or such state securities commission or, in the case of the Registration Statement, when it becomes effective, or in the case of the Proxy Statement, when mailed or at the time of the Stockholders Meeting, shall be false or misleading with respect to any material fact or shall omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

     4.7 AFFILIATE LETTERS. The Company shall provide NTC with such information as may be reasonably necessary to determine the identity of those persons who may be deemed to be "affiliates" of the Company within the meaning of Rule 145 (or any successor rule) promulgated by the Commission under the Securities Act or within the meaning of Commission Staff Accounting Bulletin No. 65 (interpreting certain requirements for treating a business combination as a pooling of interests) and a list of those persons whom the Company believes may be deemed to be affiliates. Within 45 days of the execution of this Agreement, the Company will obtain and deliver to NTC affiliate letters, substantially in the form of Exhibit B to this Agreement, from each of the directors, principal officers, or holders of five percent or more of the outstanding shares of the Common Stock of the Company and from any persons who, in the opinion of counsel for NTC, may be deemed to be affiliates within the meaning of Rule 145 or Commission Staff Accounting Bulletin No. 65.

     4.8 MERGER CO. STOCKHOLDER APPROVAL. NTC, as the owner of all of the outstanding shares of capital stock of Merger Co., shall cause this Agreement, the Merger Agreement and the transactions contemplated herein and therein to be approved by the sole stockholder of Merger Co. in accordance with the laws of the State of Delaware.

     4.9 BOARD OF DIRECTORS' NOTICES AND MINUTES. To the extent permissible under law, the Company shall promptly transmit to NTC copies of all notices, minutes, consents and other materials that the Company provides to its directors, except for legal advice and for deliberations and information as to this proposed transaction. NTC agrees to hold all such information in confidence and trust and to act in a fiduciary manner with respect to such information.

     4.10 BEST EFFORTS. The parties hereto shall use their best efforts in good faith to satisfy the various conditions to Closing and to consummate the Merger as soon as practicable. None of the parties hereto will intentionally take or intentionally permit to be taken any action that would be in breach of the terms or provisions of this Agreement or that would cause any of the representations contained herein to be or become untrue.

     4.11  SOFTWARE LICENSING AGREEMENT.  In the event that notwithstanding
Section 4.10 hereof any of the various conditions to closing shall fail to be satisfied by June 30, 1994 (or such later date agreed to by the Boards of Directors of NTC and the Company) and provided such failure is not the result of a Company Material Adverse Change, the parties will, in lieu of consummating the Agreement upon the terms contemplated herein, enter into a Software Licensing Agreement pursuant to which the Company will lease all of the software it uses in the conduct of its business to NTC and will provide the expertise necessary to operate such software for a period of five years from the date of such agreement at an annual minimum cost of $1,500,000. During such period, the parties will continue to use their best efforts to consummate the acquisition of the Company by NTC upon mutually agreeable terms. In the event the parties enter into a Software Licensing Agreement as described in this Section 4.11, the Company will grant NTC a right of first refusal to acquire the Company in the event it receives a third party acquisition offer upon terms substantially similar to those set forth in such third party offer. NTC represents that it needs no regulatory approval or other consent or authorization not already obtained to enter into the Software Licensing Agreement.

     4.12 COMPANY OPTION. Notwithstanding Section 1.3 hereof, in the event the Closing Date Value shall be less than $33 per share, the Company may elect for the Company's stockholders to receive in the aggregate such number of shares of NTC common stock as shall have a market value equal to $22,500,000, derived by using a valuation of NTC's common stock of $33 per share. In the event the Closing Date Value shall be more than $48 per share, the Company may elect for the Company's stockholders to receive in the aggregate such number of shares of NTC common stock as shall have a market value equal to $22,500,000, derived by using the Closing Date Value, notwithstanding that it is in excess of $48 per share.

     4.13 BUSINESS RELATIONS AND PUBLICITY. The Company and the Principal Stockholders will use their best efforts to preserve the reputation and relationship of the Company with suppliers, clients, customers, employees, and others having business relations with the Company. No press release or other communication in connection with or relating to this Agreement or the transactions contemplated hereby (other than communications with appropriate regulatory authorities) shall be issued or made except as mutually agreed upon; provided that NTC, after consultation with the Company and the Principal Stockholders, may make such disclosures concerning the transactions provided for herein as NTC believes are required by the Exchange Act.

     4.14 NO CONDUCT INCONSISTENT WITH THIS AGREEMENT. The Company and the Principal Stockholders shall not (a) offer or sell, or negotiate with or entertain any proposals from any other person for any such offer or sale of, any shares of the capital stock of the Company, or (b) negotiate with or entertain any proposals from any other person for any other transaction wherein the business or substantially all of the properties of the Company would be acquired, directly or indirectly, by any party other than NTC or a subsidiary of NTC, except, in each case, (i) upon the termination of this Agreement pursuant to Section 8.3, (ii) with the prior written consent of NTC, or (iii) pursuant to a written direction from any regulatory authority.

     4.15 UNTRUE REPRESENTATIONS AND WARRANTIES. During the term of this Agreement, if any party becomes aware of any facts or of the occurrence or impending occurrence of an event which would cause one or more of the representations and warranties of such party contained in this Agreement to be or become untrue as of the Closing Date then:

     (a) such party shall immediately give detailed written notice thereof to the other party; and

     (b) such party shall use reasonable efforts to change such facts or events to make such representations and warranties true, unless the same shall have been waived in writing by the other party.

     4.16 INDEMNIFICATION BY STOCKHOLDERS. The Company will use its best efforts to obtain by December 31, 1993 the signatures of stockholders of the Company owning such number of shares as will, when added to the total number of shares owned by the Principal Stockholders, equal at least 90% of the issued and outstanding shares of Common Stock of the Company, committing such stockholders to be bound by 7.2 hereof.

                                   ARTICLE V
           CONDITIONS PRECEDENT TO OBLIGATIONS OF NTC AND MERGER CO.

     Unless the conditions are waived by NTC or Merger Co., all obligations of NTC and Merger Co. under this Agreement are subject to the fulfillment, on or prior to the Closing, of each of the following conditions:

     5.1 REPRESENTATIONS AND WARRANTIES; PERFORMANCE OF AGREEMENTS. The representations and warranties contained in Article II of this Agreement and any representations or warranties of the Company and the Principal Stockholders contained herein or in any documents, certificates, or schedules delivered by, or on behalf of, the Company to NTC pursuant to this Agreement shall be true and correct in all material respects at the Closing as though made on the Closing Date, in each case to the reasonable satisfaction of NTC, and the Company and the Principal Stockholders shall have performed all agreements herein required to be performed by it on or prior to the Closing.

     5.2 CLOSING CERTIFICATE. NTC shall have received a certificate signed by the Principal Stockholders and the Chief Executive Officer of the Company and dated as of the Closing Date, certifying in such detail as NTC may reasonably request as to the fulfillment of the conditions to the obligations of NTC and Merger Co. as set forth in this Agreement and required to be fulfilled by the Company on or before the Closing.

     5.3 REGULATORY APPROVALS. NTC and Merger Co. shall have duly obtained the approval of the Federal Reserve Board referred to in Section 4.4 upon such terms and conditions as are satisfactory to NTC, and there shall be no motion for rehearing or appeal from such approval or commencement of any suit or action seeking to enjoin the transactions provided for herein or to obtain substantial damages in respect of them.

     5.4 APPROVAL OF MERGER AND DELIVERY OF MERGER AGREEMENT. The Merger Agreement and the transactions contemplated therein shall have been approved by the vote of the stockholders of the Company at a meeting called and held in accordance with the laws of the State of Delaware and the certificate of incorporation and by-laws of the Company. The proper officers of the Company shall have executed and delivered to Merger Co. copies of the Merger Agreement and of the certificate of merger, in form suitable for filing with the Secretary of State of the State of Delaware, and shall have executed and delivered all such other certificates, statements, or instruments as may be necessary or appropriate to effect such filings. Not more than 10% of the shares of the Common Stock of the Company shall be subject to exercises of appraisal rights by the holders thereof in accordance with Section 262 of the Delaware General Corporation Law (the "DGCL").

     5.5 EFFECTIVENESS OF THE REGISTRATION STATEMENT AND APPROVAL FOR LISTING. The Registration Statement shall have become effective with respect to the shares of common stock of NTC to be issued in the Merger, and no stop order suspending the effectiveness of such Registration Statement shall have been issued and no proceeding for that purpose shall have been instituted or threatened.The shares of NTC common stock to be issued in the Merger shall have been approved for listing on the NASDAQ National Market System.

     5.6 NO LITIGATION. No suit or other action shall have been instituted or threatened seeking to enjoin the consummation of the transactions contemplated herein or in the

Merger Agreement or to obtain other relief in connection with this Agreement, the Merger Agreement or the transactions contemplated herein or therein that NTC believes, in good faith and with the advice of counsel, makes it undesirable or inadvisable to consummate the Merger by reason of the probability that the proceeding would result in the issuance of an order enjoining the Merger or in a determination that the Company has failed to comply with applicable legal requirements of a material nature in connection with the Merger or actions preparatory thereto or would have a material adverse effect on the future conduct of the business of the Company.

     5.7 AUDIT. NTC and Arthur Andersen & Co. shall have had an adequate opportunity to conduct such a review or examination of the financial condition, assets, liabilities, results of operation and business of the Company as NTC shall deem prudent, and such review or examination shall not have disclosed matters that are inconsistent in any material respect with the representations and warranties of the Company and the Principal Stockholders contained in this Agreement.

     5.8 OPINION OF COUNSEL. NTC shall have received the opinion of Alston & Bird, counsel for the Company, dated as of the Closing Date, and in form satisfactory to NTC and its counsel, to the effect that:

     (a) The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, has the corporate power to own its own properties and to carry on its business as it is now being conducted, and is duly qualified and in good standing as a foreign corporation in the States of Georgia and Washington. To the best knowledge of such counsel, the Company has no subsidiaries.

     (b) The authorized capital stock of the Company consists of 169,500 shares of common stock, par value $0.0125 per share, of which 19,500 shares are designated as Class A Common Stock, 16,350 of which are issued and outstanding, and 150,000 shares are designated as Class B Common Stock, 85,351 of which are issued and outstanding. The issued and outstanding shares of Common Stock of the Company have been duly and validly authorized and issued, are fully paid and nonassessable, and are free of preemptive rights. Except for rights of NTC and Merger Co. under this Agreement, or matters disclosed herein, to the best knowledge of such counsel, there are no options, agreements, contracts, or other rights in existence to purchase or acquire from the Company any shares of capital stock of the Company, whether now or hereafter authorized or issued.

     (c) The execution, delivery and performance of this Agreement and the Merger Agreement, and the transactions contemplated herein and therein, have been duly authorized by the board of directors of the Company and, in the case of the Merger Agreement, by the stockholders of the Company, these being the only corporate authorizations required under the Company's certificate of incorporation and by-laws and the laws of the State of Delaware. This Agreement and the Merger Agreement constitute the legal, valid, and binding obligations of the Company enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors generally and to general principles of equity.

     (d) The execution, delivery and performance of this Agreement and the Merger Agreement do not violate any provisions of the certificate of incorporation or by-laws of the Company, any provision of applicable law or the regulations thereunder or, to the best knowledge of such counsel, any contract or agreement to which the Company is a party or by which the Company is otherwise bound that would prohibit consummation of the transactions contemplated by this Agreement and the Merger Agreement in the manner herein and therein contemplated.

     (e) To the best knowledge of such counsel, there are no claims, actions, suits, or proceedings pending or threatened against the Company, at law or in equity, or before any federal, state, municipal, or other governmental authority, or before any arbitrator or arbitration panel, whether by contract or otherwise, or any decrees, judgments, or orders of any kind in existence en-joining or restraining the Company or any of its directors, officers, or employees from taking action of any kind in connection with the business of the Company.

     (f) There are no actions, suits, or proceedings, pending or, to the best knowledge of such counsel after reasonable investigation, threatened against the Company to enjoin consummation of the Merger of the Company and Merger Co. or to obtain other relief in connection with this Agreement or the transactions contemplated hereby.

     (g) No facts have come to the attention of such counsel that lead it to believe that the Proxy Statement, at the time of mailing to the stockholders of the Company, at the date of the Stockholders Meeting or at the time the Registration Statement became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

     In rendering its opinion, such counsel may rely as to matters of fact upon such certificates of the officers of the Company or governmental officials as such counsel deems appropriate.

     5.9 NO MATERIAL ADVERSE CHANGES. There shall not have occurred since the date of this Agreement any Company Material Adverse Change.

     5.10 POOLING OF INTERESTS COMFORT LETTER. NTC shall have received a letter from Arthur Andersen & Co., in form satisfactory to NTC, approving the accounting treatment of the Merger as a "pooling of interests" in accordance with generally accepted accounting principles as of a date not more than five business days prior to the Closing Date.

     5.11 AFFILIATE LETTERS. Not later than 45 days following the date of execution of this Agreement, NTC shall have received affiliate letters, substantially in the form attached hereto as Exhibit B, from each of the directors, principal officers, or holders of five percent or more of the outstanding shares of the Common Stock of the Company and from any persons who, in the opinion of counsel for NTC, may be deemed to be "affiliates" within the
meaning of Rule 145 under the Securities Act or   Commission Staff Accounting
Bulletin No. 65, pursuant to which such affiliates shall agree, among other things, not to make any sale, transfer or other disposition of (a) shares of capital stock of the Company or NTC within 30 days prior to the Merger, and (b) shares of common stock of NTC issued in the Merger prior to the publication by NTC of the financial results of the combined operations of NTC and the Company covering a period of at least 30 days after the Merger.

     5.12 CONSENTS AND PERMISSIONS. The Company shall have obtained all such written consents, permissions and approvals as are required under any agreements, contracts, appointments, indentures, plans, trusts or other arrangements with third parties required to effect the transactions contemplated by this Agreement and the Merger Agreement.

     5.13 COMFORT LETTER. NTC shall have received from Price Waterhouse & Co. "comfort letters" dated the date of mailing of the Proxy Statement and the Effective Date, covering matters customary to transactions such as the Merger and in form and substance reasonably satisfactory to NTC.

     5.14 EMPLOYMENT AGREEMENTS. The Company shall have entered into Employment Agreements with Messrs. James G. Pope, R. David Parsons, David M. Gladstone, and any other person mutually agreed to by NTC and the Company, substantially in the form attached hereto as Exhibit C and dated as of the Closing Date. On the Closing Date, each of such persons shall each be active in the management of the Company and capable of performing their duties under their respective Employment Agreements.

     5.15 STOCK OPTIONS AND STOCKHOLDERS AGREEMENT. All options, agreements, contracts and other rights to purchase or acquire from the Company any shares of capital stock of the Company that are unexercised as of the date of this Agreement shall have been cancelled on terms satisfactory to NTC. The Stockholders Agreement dated July 31, 1987 shall have been terminated to the extent necessary to consummate the transactions contemplated hereby.

     5.16 INDEMNIFICATION BY STOCKHOLDERS. The Company shall have obtained the signatures of stockholders of the Company owning such number of shares as will, when added to the total number of shares owned by the Principal Stockholders, equal at least 90% of the issued and outstanding shares of Common Stock of the Company, committing such stockholders to be bound by 7.2 hereof.

     5.17 OTHER DOCUMENTS. NTC shall have received at the Closing such other customary documents, certificates, or instruments as it may have reasonably requested evidencing compliance by the Company and the Principal Stockholders with the terms and conditions of this Agreement.


                                   ARTICLE VI
                   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE
                     COMPANY AND THE PRINCIPAL STOCKHOLDERS

     Unless the conditions are waived by the Company and the Principal Stockholders, all obligations of the Company and the Principal Stockholders under this Agreement are subject to the fulfillment, on or prior to the Closing, of each of the following conditions:

     6.1 REPRESENTATIONS AND WARRANTIES; PERFORMANCE OF AGREEMENTS. The representations and warranties contained in Article III of this Agreement and any representations or warranties of either NTC or Merger Co. contained herein or in any documents, certificates, or schedules delivered by them or on their behalf to the Company pursuant to this Agreement shall be true and correct in all material respects at the Closing as though made on the Closing Date, in each case to the reasonable satisfaction of the Company and the Principal Stockholders, and NTC and Merger Co. shall have performed all agreements herein required to be performed by them on or prior to the Closing.

     6.2 CLOSING CERTIFICATE. The Company and the Principal Stockholders shall have received certificates signed by the Chairman, President and Chief Executive Officer, a Senior Executive Vice President, an Executive Vice President or a Senior Vice President of NTC and by the President and any Vice President of Merger Co., each dated as of the Closing Date, certifying in such detail as the Company and the Principal Stockholders may reasonably request, as to the ful-fillment of the conditions to the obligations of the Company and the Principal Stockholders as set forth in this Agreement.

     6.3 REGULATORY APPROVALS. NTC and Merger Co. shall have duly obtained the approval of the Federal Reserve Board referred to in Section 4.4 and there shall be no motion for rehearing or appeal from such approval or commencement of any suit or action seeking to enjoin the transactions provided for herein or to obtain substantial damages in respect of them.

     6.4 APPROVAL OF MERGER AND DELIVERY OF MERGER AGREEMENT. The Merger Agreement and the transactions contemplated therein shall have been approved by the stockholders of the Company and the sole stockholder of Merger Co. in accordance with the laws of the State of Delaware and the certificates of incorporation and by-laws of the Company and Merger Co., respectively. The proper officers of Merger Co. and, in the case of the Merger Agreement, NTC, shall have executed and delivered to the Company, copies of the Merger Agreement and the certificate of merger, in form suitable for filing with the Secretary of State of the State of Delaware and shall have executed and delivered all such other certificates, statements, or instruments as may be necessary or appropriate to effect such a filing.

     6.5 EFFECTIVENESS OF THE REGISTRATION STATEMENT AND APPROVAL FOR LISTING. The Registration Statement shall have become effective with respect to the shares of common stock of NTC to be issued in the Merger, and no stop order suspending the effectiveness of such Registration Statement shall have been issued and no proceeding for that purpose shall have been instituted or threatened. The shares of NTC common stock to be issued in the Merger shall have been approved for listing on the NASDAQ National Market System.

     6.6 NO LITIGATION. No suit or other action shall have been instituted or threatened seeking to enjoin the consummation of the transactions contemplated hereby or to obtain other relief in connection with this Agreement or the transactions contemplated hereby that the Company believes, in good faith and with the advice of counsel, makes it undesirable or inadvisable to consummate the Merger by reason of the probability that the proceeding would result in the issuance of an order enjoining the Merger or in a determination that NTC or Merger Co. has failed to comply with applicable legal requirements of a material nature in connection with the Merger or actions preparatory thereto or would have a material adverse effect on the future conduct of business of NTC, Merger Co. or the Company.

     6.7 OPINION OF COUNSEL. The Principal Stockholders and the Company shall have received the opinion of Schiff Hardin & Waite, counsel for NTC, dated as of the Closing Date, and in form satisfactory to the Principal Stockholders and the Company and its counsel to the effect that:

     (a) NTC and Merger Co. are corporations duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of NTC and Merger Co. has the corporate power to own its own properties and to carry on its business as it is now being conducted.

     (b) The shares of common stock of NTC deliverable pursuant to this Agreement and the Merger Agreement will be duly authorized and, upon issuance and delivery in accordance with the terms hereof and thereof, will be validly issued, fully paid, and nonassessable, with no liability attaching to the ownership thereof arising from NTC or Merger Co., and such shares will have been registered under the Securities Act.

     (c) The execution, delivery and performance of this Agreement, the Merger Agreement and the transactions contemplated herein and therein have been duly authorized by the boards of directors of NTC and Merger Co. and by the sole stockholder of Merger Co., these being the only corporate authorizations required under NTC's or Merger Co.'s respective certificates of incorporation and by-laws and the laws of the State of Delaware. This Agreement and the Merger Agreement constitute the legal, valid, and binding obligations of NTC and Merger Co. enforceable against each of them in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors generally and to general principles of equity.

     (d) The execution, delivery and performance of this Agreement and the Merger Agreement do not violate any provisions of the certificates of incorporation or by-laws of NTC or Merger Co. or, to the best of such counsel's knowledge after reasonable investigation, of any contract or agreement to which NTC or Merger Co. is a party or by which either is otherwise bound that would prohibit consummation of the transactions contemplated by this Agreement and the Merger Agreement in the manner herein and therein contemplated.

     (e) To the best knowledge of such counsel, there are no claims, actions, suits, or proceedings, pending or threatened against NTC or Merger Co., at law or in equity, or before any federal, state, municipal, or other governmental authority, or any decrees, judgments, or orders of any kind that are in existence enjoining or restraining NTC or Merger Co. or any of their respective directors, officers, or employees from taking action of any kind in connection with the transactions contemplated hereby.

     (f) There are no actions, suits, or proceedings, pending or, to the best knowledge of such counsel after reasonable investigation, threatened against NTC or Merger Co., to enjoin consummation of the Merger or to obtain other relief in connection with this Agreement, the Merger Agreement or the transactions contemplated herein or therein.

     (g) No facts have come to the attention of such counsel that lead it to believe that the Registration Statement, at the time it became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

     In rendering its opinion, such counsel may rely as to any of the matters listed above upon an opinion of the General Counsel of NTC, which shall be addressed to and delivered to the Company and the Principal Stockholders at the Closing, and may rely as to matters of fact upon such certificates of the officers of NTC or governmental officials as such counsel deems appropriate.

     6.8 TAX OPINION. The Company and the Principal Stockholders shall have received the opinion of Alston & Bird to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code and that no income, gain or loss will be recognized by the stockholders of the Company to the extent that they receive solely common stock, which opinion shall be based on such written representations from the Company and its advisors as Alston & Bird shall reasonably require as to factual matters of the Company.

     6.9 NO ADVERSE CHANGES. There shall not have occurred since the date of this Agreement (a) any material adverse change in the business, income, operations, assets, liabilities, financial condition, or prospects of NTC, or
(2) any condition (other than general economic or competitive conditions), event, circumstances, fact, or other occurrence that may reasonably be expected to have or result in such a material adverse change.

     6.10 COMFORT LETTER. The Company shall have received from Arthur Andersen & Co. "comfort letters" dated the date of mailing of the Proxy Statement and the Effective Date, covering matters customary to transactions such as the Merger and in form and substance reasonably satisfactory to the Company.

     6.11 EMPLOYMENT AGREEMENTS. The Company shall have entered into Employment Agreements with Messrs. Pope, Parsons, Gladstone and any other person mutually agreed to by NTC and the Company, substantially in the form attached hereto as Exhibit C and dated as of the Closing Date. On the Closing Date, each of such persons shall each be active in the management of the Company and capable of performing their duties under their respective Employment Agreements.

     6.12 OTHER DOCUMENTS. The Company and the Principal Stockholders shall have received at the Closing all such other customary documents, certificates, or instruments as it may have reasonably requested evidencing compliance by NTC and Merger Co. with the terms and conditions of this Agreement.


                                  ARTICLE VII
                   SURVIVAL OF REPRESENTATIONS AND INDEMNITY

     7.1 SURVIVAL OF REPRESENTATIONS. All statements, representations, warranties, and agreements made by the parties hereto shall survive the Closing for a period of one year thereafter. Any investigation by any party to be indemnified on account of breach or incorrectness of such statements, representations, warranties and agreements shall not be a defense to a claim of indemnification.

     7.2 INDEMNIFICATION. The Principal Stockholders shall jointly and severally (except as to Section 2.4 which is only given severally) indemnify NTC and the Company against and hold them harmless from (1) any and all losses, liabilities, claims, demands, deficiencies, causes of action, or suits (the "Claims") arising out of or resulting from any breach or incorrectness of any of the statements, representations, warranties, or agreements of the Company or the Principal Stockholders contained in this Agreement or in any documents, certificates, schedules, or exhibits delivered to NTC by it or them or on its or their behalf, or (2) the reasonable expenses or costs incurred by NTC or the Company, including reasonable attorneys fees, in connection with investigating, attempting to correct, or defending against Claimsasserted against NTC or the Company for which NTC or the Company is entitled to indemnity pursuant to the foregoing provisions. NTC shall give prompt notice in writing to each of the Principal Stockholders of the facts and circumstances giving rise to any Claims by NTC for indemnification under this Section, and the Principal Stockholders shall not be liable under this Section 7.2 unless a Claim has been asserted by a written notice which is served on any of the Principal Stockholders prior to the expiration of the applicable representation or warranty as set forth in Section 7.1 hereof. Subject to the limitations of any contract of insurance and such conditions as NTC shall determine to be reasonably necessary for the protection of the interests of NTC and the Company, NTC shall tender to the Principal Stockholders the opportunity to manage and control any defense against any such Claim. The assumption of management and control shall not, itself, constitute any admission by the Principal Stockholders of liability to NTC or the Company or to any other entity. NTC and the Company shall cooperate reasonably with the Principal Stockholders in the conduct of any such defense. NTC and the Company agree to apply to any Claim any insurance proceeds received by them and applicable to such Claim; provided that nothing shall impair the right of NTC to proceed with an indemnification claim as provided in this Article VII for the full amount of the Claim; provided further that the Principal Stockholders will be reimbursed for any portion of the Claim paid by them hereunder for which the Company subsequently receives insurance proceeds. In the event a Claim hereunder results in a tax benefit to the indemnified party, the indemnifying party shall be entitled to a credit against any liability thereunder in the amount by which federal and state income taxes of the indemnified party shall be reduced by reason of any deduction or adjustment allowed the indemnified party for any payment, settlement or satisfaction of such Claim; provided such tax benefit takes into account any additional federal and state income taxes payable by the indemnified party in respect of any indemnification payments hereunder. Notwithstanding anything to the contrary contained in the foregoing, neither NTC nor the Company shall be entitled to ndemnification under this Article VII until the aggregate amount of liability suffered by NTC or the Company with respect to which NTC or the Company is entitled to be indemnified under this Article VII exceeds $500,000, whereupon NTC and the Company shall be entitled to indemnification hereunder for the aggregate of all liabilities suffered in excess of $500,000. The obligation of the Principal Stockholders to indemnify NTC or the Company pursuant to this
Section 7.2 shall not exceed in the aggregate $8,000,000.

     7.3 INDEMNIFICATION. NTC shall indemnify the Principal Stockholders against and hold them harmless from (1) any and all losses, liabilities, claims, demands, deficiencies, causes of action, or suits (the "Claims") arising out of or resulting from any breach or incorrectness of any of the statements, representations, warranties, or agreements of NTC or Merger Co. contained in this Agreement or in any documents, certificates, schedules, or exhibits delivered to the Company and the Principal Stockholders by NTC or on its behalf, or (2) the reasonable expenses or costs incurred by the Principal Stockholders, including reasonable attorneys fees, in connection with investigating, attempting to correct, or defending against Claimsasserted against the Principal Stockholders for which the Principal Stockholders are entitled to indemnity pursuant to the foregoing provisions. The Principal Stockholders shall give prompt notice in writing to NTC of the facts and circumstances giving rise to any Claims by the Principal Stockholders for indemnification under this Section and NTC shall not be liable under this Section 7.3 unless a Claim has been asserted by a written notice which is served on NTC prior to the expiration of the applicable representation or warranty as set forth in Section 7.1 hereof. Subject to the limitations of any contract of insurance and such conditions as the Principal Stockholders shall determine to be reasonably necessary for the protection of their interests, the Principal Stockholders shall tender to NTC the opportunity to manage and control any defense against any such Claim. The assumption of management and control shall not, itself, constitute any admission by NTC of liability to their Principal Stockholders or to any other entity. The Principal Stockholders shall cooperate reasonably with NTC in the conduct of any such defense. The Principal Stockholders agree to apply to any Claim any insurance proceeds received by them and applicable to such Claim; provided that nothing shall impair the right of the Principal Stockholders to proceed with an indemnification claim as provided in this Article VII for the full amount of the Claim; provided further that NTC will be reimbursed for any portion of the Claim paid by it hereunder for which any of the Principal Stockholders subsequently receives insurance proceeds. In the event a Claim hereunder results in a tax benefit to the indemnified party, the indemnifying party shall be entitled to a credit against any liability thereunder in the amount by which federal and state income taxes of the indemnified party shall be reduced by reason of any deduction or adjustment allowed the indemnified party for any payment, settlement or satisfaction of such Claim; provided such tax benefit takes into account any additional federal and state income taxes payable by the indemnified party in respect of any indemnification payments hereunder. Notwithstanding anything to the contrary contained in the foregoing, the Principal Stockholders shall not be entitled to indemnification under this Article VII until the aggregate amount of liability suffered by the Principal Stockholders with respect to which the Principal Stockholders are entitled to be indemnified under this Article VII exceeds $500,000, whereupon the Principal Stockholders shall be entitled to indemnification hereunder for the aggregate of all liabilities suffered in excess of $500,000. The obligation of NTC to indemnify the Principal Stockholders pursuant to this Section 7.3 shall not exceed in the aggregate $8,000,000.

                                  ARTICLE VIII
                                    GENERAL

     8.1 FURTHER ASSURANCES. The parties hereto agree that at any time and from time to time after the Closing each party will cause to be executed and delivered to the other party such further instruments or documents as any other party may reasonably require to give effect to the transactions contemplated hereunder.

     8.2 EXPENSES. The parties hereto shall each bear their respective costs and expenses incurred in the consummation of this transaction.

     8.3 TERMINATION. This Agreement may be terminated (a) at any time by written agreement among NTC, the Principal Stockholders and the Company, (b) automatically if the Closing has not occurred by June 30, 1994 (or such later date agreed to by the boards of directors of NTC and the Company), as a result of the failure to satisfy any conditions to NTC's obligation to close, which failure is the result of a Company Material Adverse Change, (c) automatically upon the parties entering into a Software Licensing Agreement as contemplated by
Section 4.11 hereof, (d) subject to Section 4.12 hereof, by the Company if the Closing Date Value of the common stock of NTC shall be less than $33 per share, and (e) subject to Section 4.12 hereof, by NTC if the Closing Date Value of the common stock of NTC shall be greater than $48 per share. Termination of this Agreement shall not serve to relieve a party of responsibility or obligation, if any, for any breaches of this Agreement occurring prior to such termination.
Any termination of this Agreement under this Section 8.3 shall not affect any rights accrued prior to such termination.

     8.4 CONFIDENTIAL INFORMATION. The parties hereto each covenant that, in the event the transactions contemplated by this Agreement are not consummated, each such party will keep in strict confidence and return all documents containing any information concerning the properties, business, and assets of each other party that may have been obtained in the course of negotiations or examination of the affairs of each other party either prior or subsequent to the execution of this Agreement (other than such information as shall be in the public domain or other-wise ascertainable from public or outside sources), except to the extent that disclosure is required by judicial process or governmental or regulatory authorities.

     8.5 NON-ASSIGNMENT. This Agreement shall not be assignable by any party without the written consent of the other parties. Notwithstanding the foregoing, NTC or Merger Co. may assign its rights hereunder to a wholly-owned subsidiary or affiliate of NTC, but no such assignment shall relieve NTC of any of its obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto.

     8.6 NOTICES. All notices, requests, demands, and other communications provided for in this Agreement shall be in writing and shall be deemed to have been given (a) when delivered in person, (b) on the business day in which it is sent and received by facsimile, (c) the third business day after being deposited in the United States mail, registered or certified mail (return receipt requested), or (d) the first business day after being deposited with Federal Express or any other recognized national overnight courier service, in each case addressed as follows:

          (i)  If to the Company or the Principal Stockholders addressed to:

               Hazlehurst & Associates, Inc.
               400 Perimeter Center Terrace
               Suite 850
               Atlanta, Georgia 30346
               Attention: James G. Pope, President
               Telecopy:  (404) 512-6230


               with a copy to:

               Alston & Bird
               One Atlantic Center
               1201 West Peachtree Street
               Atlanta, Georgia 30309-3429
               Attention: Alex Patterson
               Telecopy:  (404) 881-7777


         (ii)  If to NTC or Merger Co., addressed to:

               NORTHERN TRUST CORPORATION
               50 South LaSalle Street
               Chicago, Illinois 60675
               Attention:  Peter L. Rossiter
                           Executive Vice President, General Counsel and
                             Secretary
               Telecopy:  (312) 630-1596
               with a copy to:

               Gary L. Mowder
               SCHIFF HARDIN & WAITE
               7200 Sears Tower
               Chicago, Illinois 60606
               Telecopy:  (312) 258-5600

     8.7 SPECIFIC PERFORMANCE. The parties agree that there is no adequate remedy at law for breach of the obligations contained in this Agreement and agree that such obligations shall be enforceable by specific performance and injunctive relief, without the need to post bond, in the event of such breach.

     8.8 COUNTERPARTS. This Agreement may be executed in any number of counterparts with the same effect as if the signatures to each counterpart were upon the same instrument.

     8.9 ENTIRE AGREEMENT. This Agreement, the schedules and agreements delivered pursuant hereto set forth the entire understanding of the parties and supersede all prior agreements, arrangements, and communications, whether oral or written, and this Agreement shall not be modified or amended other than by written agreement of the parties hereto. Captions appearing in this Agreement are for convenience only and shall not be deemed to explain, limit, or amplify the provisions hereof.

     8.10 SEVERABILITY. In the event that a court of competent jurisdiction shall finally determine that any provision of this Agreement or any portion thereof is unlawful or unenforceable, such provision or portion thereof shall be deemed to be severed from this Agreement, and every other provision and portion thereof that is not invalidated by such determination shall remain in full force and effect. To the extent that a provision is deemed unenforceable by virtue of its scope but may be made enforceable by limitation thereof, such provision shall be enforceable to the fullest extent permitted under the laws and public policies of the state whose laws are deemed to govern enforceability.

     8.11 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof.

     IN WITNESS WHEREOF, Northern Trust Corporation, Hazlehurst Merger Corporation, Hazlehurst & Associates, Inc. and the Principal Stockholders have executed this Agreement and Plan of Reorganization as of the day and year first written above.


NORTHERN TRUST CORPORATION               HAZLEHURST & ASSOCIATES, INC.
 a Delaware Corporation                   a Delaware Corporation



By: /s/ William A. Osborne               By: /s/ James G. Pope
    -------------------------                ----------------------------
Title:  President                        Title:  President
       ----------------------                   -------------------------

HAZLEHURST MERGER CORPORATION
 a  Delaware Corporation



By: /s/ Jeffrey H. Wessel
    -------------------------
Title:  President
       ----------------------



PRINCIPAL STOCKHOLDERS OF                NUMBER OF SHARES OWNED
HAZLEHURST & ASSOCIATES, INC.



  /s/ David M. Gladstone                          26,490
  ----------------------------                 ------------
      David M. Gladstone



  /s/ R. David Parsons                            26,490
  ----------------------------                 ------------
      R. David Parsons



  /s/ James G. Pope                               26,490
  ----------------------------                 ------------
      James G. Pope

              ADDITIONAL SIGNATURE PAGE FOR AGREEMENT AND PLAN OF
                  REORGANIZATION DATED AS OF DECEMBER 12, 1993


The undersigned stockholders of the Company are executing this Agreement and Plan of Reorganization for the sole purpose of stating their agreement to be liable under and bound by Section 7.2 hereof as though they were also Principal Stockholders, and further each of the undersigned represents that he is the owner of the number of shares of the Company set forth beneath his signature.



                                        /s/ T. Ray McKinney
                                       -------------------------
                                       T. RAY MCKINNEY
                                       No. Shares Owned:  5401
                                                          ----
                                       Address:  8420 Lazy Oaks Court
                                                 Dunwoody, Georgia 30350



                                        /s/ Cynthia Jeness
                                       -------------------------
                                       CYNTHIA JENESS
                                       No. Shares Owned:  5300
                                                          ----
                                       Address:  329 Robin Hood Road
                                                 Atlanta, Georgia 30309



                                        /s/ Barry J. Young
                                       -------------------------
                                       BARRY J. YOUNG
                                       No. Shares Owned:  2000
                                                          ----
                                       Address:  5546 Asheforde Way
                                                 Marietta, Georgia 30068



                                        /s/ Joe W. Sullivan, Jr.
                                       -------------------------
                                       JOE W. SULLIVAN, JR.
                                       No. Shares Owned:  1167
                                                          ----
                                       Address:  457 Michael Drive
                                                 Alpharetta, Georgia 30201

                                                                      EXHIBIT A


                          AGREEMENT AND PLAN OF MERGER
                                  BY AND AMONG
                           NORTHERN TRUST CORPORATION
                         HAZLEHURST MERGER CORPORATION
                                      AND
                         HAZLEHURST & ASSOCIATES, INC.


     AGREEMENT AND PLAN OF MERGER (hereinafter called this "Merger Agreement"), dated as of ___________, 1994, by and among Northern Trust Corporation, a Delaware corporation ("NTC"), Hazlehurst Merger Corporation, a Delaware corporation, the shares of which are all owned directly or indirectly by NTC ("Merger Co."), and Hazlehurst & Associates, Inc., a Delaware corporation (the "Company") (Merger Co. and the Company sometimes being hereinafter collectively referred to as the "Constituent Corporations").

                                    RECITALS

     WHEREAS, the respective Boards of Directors of NTC, Merger Co., and the Company deem the merger of the Merger Co. with and into the Company as provided herein (the "Merger") and in an Agreement and Plan of Reorganization dated as of December 12, 1993, among the parties hereto and certain stockholders of the Company (the "Reorganization Agreement") advisable and in the best interests of their respective corporations and stockholders; and the respective Boards of Directors of NTC, Merger Co. and the Company, by resolutions duly adopted, have approved this Merger Agreement and the Merger, and the Company has directed that it be submitted to its stockholders for adoption; and

     WHEREAS, the parties hereto desire and intend that the Merger qualify as a reorganization in accordance with Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended.

                                   AGREEMENTS

     NOW, THEREFORE, in order to prescribe (a) the terms and conditions of the Merger, (b) the mode of carrying the same into effect, (c) the manner and basis of converting and exchanging the shares of common stock, par value $0.0125 per share, of the Company (the "Company Common Stock") into and for shares of common stock, par value $1.662/3 per share, of NTC ("NTC Common Stock"), and (d) such other details and provisions as are deemed necessary or desirable; and in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto hereby agree, subject to the terms and conditions hereinafter set forth, as follows:

                                   ARTICLE I

                           THE MERGER; EFFECTIVE TIME

     1.1 The Merger. Subject to the terms and conditions of the Reorganization Agreement, at the Effective Time (as defined in Section 1.2) Merger Co. shall be merged with and into the Company and the separate corporate existence of Merger Co. shall thereupon cease. The

Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware, and the separate corporate existence of the Company with all its rights, privileges, immunities and franchises shall continue unaffected by the Merger. The Merger shall have the effects specified in the General Corporation Law of the State of Delaware (the "DGCL").

     1.2 Effective Time. The effective time of the Merger (the "Effective Time") shall be the time and date on which a certificate of merger meeting the requirements of Section 252 of the DGCL is filed with the Secretary of State of the State of Delaware which filing shall take place as soon as practicable following fulfillment or waiver of the conditions specified in the Reorganization Agreement.

     1.3 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Constituent Corporations acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Merger Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of the Constituent Corporations or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of the Constituent Corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to or under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Merger Agreement.

                                   ARTICLE II

                    CERTIFICATE OF INCORPORATION AND BY-LAWS
                          OF THE SURVIVING CORPORATION

     2.1 Certificate of Incorporation. The Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation, until duly amended in accordance with the terms thereof and the DGCL.

     2.2 By-Laws. The By-laws of Merger Co., as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation until duly amended in accordance with the terms thereof and the DGCL.

                                  ARTICLE III

                             OFFICERS AND DIRECTORS
                          OF THE SURVIVING CORPORATION

     3.1 Directors. The directors of Merger Co. immediately prior to the Effective Time, and Mr. James G. Pope, shall be, from and after the Effective Time, the directors of the Surviving Corporation until their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws.

     3.2 Officers. The officers of the Company immediately prior to the Effective Time, and Dennis Sain, shall be, from and after the Effective Time, the officers of the Surviving Corporation until their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws.

                                   ARTICLE IV

                         CONVERSION OR CANCELLATION OF
                              SHARES IN THE MERGER

     4.1 Conversion or Cancellation of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any share of common stock, par value $1.00 per share, of Merger Co. (the "Merger Co. Common Stock") or any share of Company Common Stock, the following shall occur:

     (a) Each issued and outstanding share of Merger Co. Common Stock shall at the Effective Time be converted into one share of stock, par value $.0125 per share, of the Surviving Corporation.

     (b) All validly issued and outstanding shares of Company Common Stock at the Effective Time shall be converted, by virtue of the Merger, into the right to receive such number of shares of NTC Common Stock as shall have a market value equal to $22,500,000 determined on the basis of the unweighted average of the last-sale prices for the NTC Common Stock, as reported by the National Association of Securities Dealers Automated Quotation System for the twenty (20) trading days ending on the fifth trading day preceding the Effective Time (the "Closing Date Value"), but not more than 681,818 nor fewer than 468,750 shares (unless the Company shall so elect pursuant to Section 4.12 of the Reorganization Agreement) of NTC Common Stock (before giving effect to the payment of cash in lieu of fractional shares or to any reduction in the number of shares issuable in the Merger as a result of appraisal rights). Each share of Company Common Stock shall be converted into the right to receive that number of shares of NTC Common Stock equal to the quotient obtained by dividing the total number of shares of NTC Common Stock issuable in the Merger, determined in accordance with the preceding sentence, by the total number of shares of Company Common Stock outstanding as of the Effective Time. Any holder of shares of Company Common Stock who is entitled under this paragraph to receive a fraction of a share of NTC Common Stock shall receive in lieu thereof cash in an amount equal to the product obtained by multiplying such fraction times the Closing Date Value. Notwithstanding the foregoing and subject to Section 4.12 of the Reorganization Agreement, the Merger may be abandoned by the Company if the Closing Date Value of the NTC Common Stock is less than $33 per share, and the Merger may be abandoned by NTC if the Closing Date Value of the NTC Common Stock is greater than $48 per share.

     (c) Each share of Company Common Stock held by the Company as treasury stock shall be canceled and shall cease to exist, and no consideration shall be paid or delivered in exchange thereof under this Merger Agreement; and

     (d) Each issued and outstanding share of Company Common Stock, the holders of which have validly demanded appraisal rights pursuant to Section 262 of the DGCL ("Section 262"), and shall not have effectively withdrawn or lost such right to receive an appraisal of his or her shares of Company Common Stock, shall not be converted into or represent a right to receive the consideration hereunder, but the holder thereof shall be entitled only to such rights as are granted by Section 262. Each stockholder who becomes entitled, pursuant to the provisions of Section 262, to payment for his or her shares of Company Common Stock, shall receive payment therefor from the Surviving Corporation (but only after the amount thereof shall have been agreed upon or finally determined pursuant to such provisions), and such Company Common Stock shall be canceled.

     (e) If any holder of shares of Company Common Stock who demands appraisal under Section 262 shall effectively withdraw or lose (through failure to perfect or otherwise) his or her appraisal rights at or prior to the vote on this Merger Agreement taken at the special meeting of the Company's stockholders to be called for such purpose each such share of Company Common Stock shall be converted into the consideration hereinabove provided.

                                   ARTICLE V

                      SURRENDER OF AND PAYMENT FOR SHARES
                            OF COMPANY COMMON STOCK

     5.1 At or prior to the end of the first business day after the day of the Effective Time, the Company shall deliver to NTC a list setting forth all holders of record of the Company Common Stock (the "Final Stockholder List").
As soon as practicable after receipt of the Final Stockholder List, an exchange agent to be appointed by NTC (the "Exchange Agent") shall send or cause to be sent to each holder of record of each certificate (each "Company Certificate") evidencing shares of Company Common Stock, other than shares of Company Common Stock which are to be canceled pursuant to Section 4.1(c) or this Merger Agreement or of which the holder has asserted dissenters' rights pursuant to
Section 262, (i) a form letter of transmittal which shall specify that delivery shall be effected, and risk of loss of, and title to, each Company Certificate shall pass, only upon delivery of such Company Certificate (or of a lost certificate affidavit in a form reasonably acceptable to NTC) to the Exchange Agent, and (ii) instructions for use in effecting the surrender of such Company Certificates in exchange for certificates evidencing the number of shares of NTC Common Stock and cash in lieu of fractional shares, if any, to which the holder of a Company Certificate is entitled under Section 4.1(b) of this Merger Agreement. Upon surrender of each Company Certificate to the Exchange Agent for cancellation (or receipt by the Exchange Agent of a lost certificate bond in a form reasonably acceptable to NTC), together with a duly executed copy of the letter of transmittal, the holder of each Company Certificate shall be entitled to receive in exchange therefor cash in lieu of fractional shares, if any, and a certificate or certificates evidencing the number of shares of NTC Common Stock to which the holder of such Company Certificate is entitled under Section 4.1(b) of this Merger Agreement, and each Company Certificate so surrendered shall forthwith be canceled. All payments of cash shall be made by check drawn to the order of the holder of record or other person specified in the letter of transmittal in accordance with the requirements thereof.

     5.2 Until a Company Certificate is surrendered and exchanged, each such outstanding Company Certificate shall for all purposes evidence the right to receive the number of shares of NTC Common Stock and cash in lieu of fractional shares, if any, to which the holder of such Company Certificate is entitled under Section 4.1(b) of this Merger Agreement. Whenever a dividend is declared by NTC on NTC Common Stock after the Effective Time, the declaration shall include dividends on all shares of NTC Common Stock issuable under this Merger Agreement but no former stockholder of the Company will be entitled to receive his or her distribution of such dividends until physical exchange of his or her Company Certificates pursuant to Article V of this Merger Agreement shall have been effected. Upon physical exchange of his or her Company Certificate, any such person shall be entitled to receive from NTC an amount equal to all such dividends (without interest thereon and less the amount of taxes, if any, which may have been imposed or paid thereon) declared, and for which the payment has occurred, on the shares of NTC Common Stock issued in exchange for the shares of Company Common Stock evidenced by such Company Certificate, subject to any applicable abandoned property or similar laws.

     5.3 As of the Effective Time, there shall be no further registration or transfers on the stock transfer books of the Company of those shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Certificates representing such shares are presented to NTC or the Surviving Corporation, such Company Certificates shall be canceled and exchanged for certificates representing shares of NTC Common Stock and any cash in lieu of fractional shares as provided in this Merger Agreement.

     5.4 If any certificates representing shares of NTC Common Stock are to be issued in the name of, or any cash in lieu of fractional shares is to be paid to, a person (the "Transferee") other than the holder of record of the Company Certificate surrendered in exchange therefor, it shall be a condition of the issuance or payment thereof that the Company Certificate so surrendered shall be properly endorsed, accompanied by any documents required to evidence and effect the transfer of the Company Common Stock to the Transferee and otherwise be in proper form for such transfer, and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of such transfer or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

                                   ARTICLE VI

                                  TERMINATION

     6.1 Automatic Termination. This Agreement shall be automatically terminated if the Reorganization Agreement is validly terminated pursuant to the provisions thereof. This Agreement may not be terminated except in accordance with the foregoing sentence.

     6.2 Effect of Termination. If terminated as provided in Section 6.1, this Agreement shall forthwith become wholly void and of no further force and effect.

                                  ARTICLE VII

                                 MISCELLANEOUS

     7.1 Modification or Amendment. Subject to the applicable provisions of the DGCL and the provisions of the Reorganization Agreement, the parties hereto may modify or amend this Merger Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

     7.2 Counterparts. For the convenience of the parties hereto, this Merger Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

     7.3 Governing Law. This Merger Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

     IN WITNESS WHEREOF, this Merger Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto on the date first hereinabove written.


                                        NORTHERN TRUST CORPORATION

ATTEST:

                                        By: ____________________________
________________________________



                                        HAZLEHURST MERGER CORPORATION

ATTEST:

                                        By: ____________________________
________________________________



                                        HAZLEHURST & ASSOCIATES, INC.

ATTEST:

                                        By: _____________________________
________________________________

                                                                       EXHIBIT B


                           [FORM OF AFFILIATE LETTER]


                             _______________, 1994



Northern Trust Corporation
50 South LaSalle Street
Chicago, IL  60675

Ladies and Gentlemen:

     Reference is made to the Agreement and Plan of Reorganization dated as of December ___, 1993, by and among Northern Trust Corporation, a Delaware corporation ("NTC"), Hazlehurst Merger Corporation, a Delaware corporation ("Merger Co."), and Hazlehurst & Associates, Inc., a Delaware corporation (the "Company"), which provides that Merger Co. will be merged with and into the Company (the "Merger") and the outstanding shares of common stock of the Company ("Company Common Stock") will be converted into shares of common stock of NTC ("NTC Common Stock").

     The undersigned has been advised that the issuance of shares of NTC Common Stock to the undersigned in connection with the Merger will be registered with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), on a Registration Statement on Form S-4 and that such registration will not cover any resale or other disposition of NTC Common Stock. The undersigned also has been advised that the undersigned may be deemed to be an affiliate of the Company within the meaning of Rule 145 of the rules and regulations of the SEC under the Securities Act and that the shares of NTC Common Stock acquired by the undersigned in connection with the Merger may only be disposed of in conformity with the provisions hereof.

     The undersigned represents and warrants to and agrees with NTC as follows:

        (a) The undersigned shall not sell, exchange, transfer or otherwise dispose of any shares of NTC Common Stock received in the Merger except (i) at such time as a registration statement under the Securities Act covering sales of such NTC Common Stock is effective, (ii) within the limits, and in accordance with the applicable provisions of, Rule 145 under the Securities Act, or (iii) in a transaction which, in the opinion of counsel satisfactory to NTC or as described in a "no-action" or interpretive letter from the staff of the SEC, is not required to be registered under the Securities Act. The undersigned acknowledges and agrees that NTC is under no obligation to register the sale, transfer or other disposition of NTC Common Stock by the undersigned or on his or her behalf, or to take any other action necessary to make an exemption from registration available.

Northern Trust Corporation
________________, 1994
Page 2

        (b) Notwithstanding the foregoing, the undersigned shall not sell, or in any other way reduce his or her risk relative to, any shares of Company Common Stock or of NTC Common Stock during the period commencing thirty days prior to the effective date of the Merger and ending on the date on which financial results covering at least thirty days of post-Merger combined operations of NTC and the Company have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies.

        (c) NTC shall not be bound by any attempted sale of any shares of NTC Common Stock by the undersigned, and NTC's transfer agent shall be given an appropriate stop transfer order and shall not be required to register any such attempted sale, unless the sale has been effected in compliance with the terms of this Letter Agreement. There will be placed on the certificate representing the shares of NTC Common Stock issued to the undersigned in the Merger, or any substitutions therefor, a restrictive legend stating in substance:

       "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF RULE 145(d), PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF WITHOUT COMPLIANCE WITH SAID RULE AND SECURITIES EXCHANGE COMMISSION ACCOUNTING RELEASES 130 AND 135."

        (d) The provisions of paragraphs (a), (b) and (c) hereof shall also apply to any securities which may be paid as a dividend or otherwise distributed on or with respect to, or issued or delivered in exchange or substitution for, shares of NTC Common Stock received in the Merger by the undersigned.

        (e) The undersigned has the capacity to enter into this Letter Agreement and to make the representations, warranties and agreements herein, and to perform the obligations of the undersigned hereunder. This Letter Agreement constitutes a valid and binding obligation of the undersigned, enforceable against the undersigned in accordance with its terms. This Letter Agreement shall be binding upon, and enforceable against, administrators, executors, personal representatives, heirs, legatees and devisees of the undersigned, and any pledgee holding as collateral any shares of NTC Common Stock issued to the undersigned in the Merger.

     NTC agrees that the stop transfer instructions and legend referred to in paragraph (c) hereof will be promptly removed upon (i) the sale, exchange, transfer or other disposition of the NTC Common Stock received in the Merger in full compliance with the provisions of this Letter Agreement or (ii) two years after the date hereof, provided that, in the latter case, the undersigned is not an affiliate of NTC. NTC further agrees that, promptly after publication of the financial

Northern Trust Corporation
________________, 1994
Page 3

results referred to in paragraph (b) above, the portion of such legend referencing Accounting Series Releases 130 and 135 shall be removed.

     This Letter Agreement shall terminate concurrently with any termination of the Agreement in accordance with its terms.

                                          Very truly yours,



                                          ______________________________
                                          [Name]

Agreed to and accepted this
___ day of ___________, 1994.


NORTHERN TRUST CORPORATION



By:  ___________________________
Title:  ________________________

                                                                      Appendix B


                     TITLE 8, CHAPTER 1, SECTION 262 OF THE
                   DELAWARE GENERAL CORPORATION LAW RELATING
                 TO APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS
                 ----------------------------------------------


SECTION 262. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to
(S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251, 252, 254, 257, 258, 263 or 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 stockholders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of
(S)251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

     a. Shares of stock of the corporation surviving or resulting from such merger or consolidation;

     b. Shares of stock of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;

     c. Cash in lieu of fractional shares of the corporations described in the foregoing subparagraphs a. and b. of this paragraph; or

     d. Any combination of the shares of stock and cash in lieu of fractional shares described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d)  Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to (S)228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          Section 145 of the Delaware General Corporation Law and Article Eighth of the registrant's Restated Certificate of Incorporation provide for indemnification of the registrant's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended. The general effect of the provisions in the registrant's Restated Certificate of Incorporation and under the Delaware General Corporation law is to provide that the registrant shall indemnify its directors and officers against all liabilities and expenses reasonably incurred in connection with the defense or settlement of any judicial or administrative proceedings in which they become involved by reason of their status as corporate directors or officers, if they acted in good faith and in the reasonable belief that their conduct was neither unlawful (in the case of criminal proceedings) nor inconsistent with the best interests of the registrant. With respect to legal proceedings by or in the right of the registrant in which a director or officer is adjudged liable for improper performance of his duty to the registrant, indemnification is limited by such provisions to that amount which is permitted by the court. In addition, the registrant has purchased insurance as permitted by Delaware law on behalf of directors, officers, employees or agents, which may cover liabilities under the Securities Act of 1933, as amended, and the registrant has entered into insurance maintenance agreements with its directors under which the registrant is obligated to maintain insurance coverage for directors at certain levels for specified periods.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The Exhibits filed herewith are set forth on the Exhibit Index filed as part of this Registration Statement at page [II-5.]

     (b)  Not applicable.

     (c)  Not applicable.

ITEM 22.  UNDERTAKINGS

          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on __________ ___, 1994.


                                       NORTHERN TRUST CORPORATION



                                       By:____________________________________
                                              David W. Fox
                                              Chairman of the Board
                                              and Chief Executive Officer


                               POWER OF ATTORNEY

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on __________ ___, 1994.

           Signature                               Title
           ---------                               -----


_______________________________   Chairman of the Board, Chief Executive
          David W. Fox            Officer and Director ((principal executive
                                  officer) for himself and as attorney-in-fact
                                  for directors indicated by asterisk)


_______________________________   Senior Executive Vice President and Chief
         Perry R. Pero            Financial Officer (principal financial
                                  officer)


_______________________________   Senior Vice President and Controller
       John H. Robinson           (principal accounting officer)

       Worley H. Clark*           Director
      Barry G. Hastings*          Director
       Arthur L. Kelly*           Director
        Ardis Krainik*            Director
       Robert D. Krebs*           Director
    Frederick A. Krehbiel*        Director

   William G. Mitchell*           Director
    William A. Osborn*            Director
     William A. Pogue*            Director
     Harold B. Smith*             Director
  William D. Smithburg*           Director
     John S. Sutfin*              Director
     Bide L. Thomas*              Director

                                 EXHIBIT INDEX

 EXHIBIT                                               SEQUENTIALLY
 NUMBER                                                  NUMBERED
- ---------                                              ------------

2          Agreement and Plan of Reorganization
           dated as of December 12, 1993 among
           Northern Trust Corporation, Hazlehurst
           Merger Corporation, Hazlehurst &
           Associates, Inc. and certain stockholders of Hazlehurst & Associates, Inc.
           (including exhibits)

*4.1 Restated Certificate of Incorporation, as amended, of Northern Trust Corporation
           (incorporated by reference to Exhibit
           3(i) to Northern Trust Corporation's
           Annual Report on Form 10-K for the
           year ended December 31, 1992).

4.2        Bylaws, as amended, of Northern Trust
           Corporation.

*4.3       Rights Agreement, dated as of October
           17, 1989, between Northern Trust
           Corporation and Harris Trust and
           Savings Bank (incorporated by reference
           to Exhibit 1 to the Corporation's Report on Form 8-A dated October 30, 1989).

**5        Opinion re legality, Schiff Hardin &
           Waite.

**8        Opinion re tax matters, Alston & Bird.

23.1       Consent of Arthur Andersen & Co.

**23.2 Consent of Schiff Hardin & Waite (filed as part of Exhibit 5).

**23.3     Consent of Alston & Bird (filed as part
           of Exhibit 8).

24         Powers of attorney of directors whose
           names are signed to the registration
           statement pursuant to such powers.

99         Form of proxy of Hazlehurst &
           Associates, Inc.

- ----------
*  Incorporated herein by reference to the document indicated.
** To be filed by amendment.